VISION **CARLISLE** 2030

THE NEXT 100 YEARS

VISION
2030

2023 ANNUAL REPORT

2023 at a Glance

$4.6B in revenue

$1.2B adjusted EBITDA*

25.1% adjusted EBITDA margin*

$15.52 adjusted diluted earnings per share*

26.6% return on invested capital*

20.2% free cash flow margin*

*Refer to page 20 for a reconciliation of non-GAAP financial measures to related GAAP financial measures
Cover: The Shed, Hudson Yards, New York, NY. Constructed with high performance waterproofing on the main and retractable roofs using the Henry® Pumadeq™ System

To Our Shareholders



Dear Shareholders,

2023 was a historic year for Carlisle, culminating with one of the most significant events in our 106-year history: the completion of our "pivot" from a diversified industrial portfolio of businesses to a "pure play" building products company. Accompanying that strategic pivot was the successful achievement of our goals under Vision 2025 and the much-anticipated release of our Vision 2030 strategy. Vision 2030 builds on Vision 2025 and adds new initiatives such as an increased emphasis on innovation, further unlocking the full potential of our pure play building products portfolio.

We are pleased to have finished 2023 with record Q4 earnings per share, despite the challenging market conditions we experienced throughout the year. Our performance is a testament to focused execution at Carlisle Construction Materials (CCM) and Carlisle Weatherproofing Technologies (CWT). Additional efficiencies were generated through the Carlisle Operating System (COS), the Carlisle Experience, and our ability to price products consistent with the value they create for our customers.

In 2023 we continued our long track record of disciplined capital allocation as we increased our dividend rate 13%, the 47th consecutive year of dividend increases, and repurchased $900 million of Carlisle shares. We also maintained our commitment to offering industry-leading employee benefits by driving safety in our plants to improved levels and holding healthcare costs flat for a fifth consecutive year. Notably, Carlisle was named one of America's Climate Leaders in 2023, one of *Newsweek*'s Most Responsible Companies for the second straight year, and one of Institutional Investors Most Honored Companies, placing first in seven out of eight categories in the Homebuilding and Building Products industry.

The successful attainment of Vision 2025 validates our strategy and ability to create value for our stakeholders. We embarked on our Vision 2025 journey with the goal of achieving mid-single digit organic growth, leveraging that growth into earnings, making synergistic acquisitions, and driving efficiencies through COS. Under Vision 2025 we nearly doubled revenue in our building products segments, more than doubled adjusted EBITDA in those segments, and increased free cash flow by over 200%. Furthermore, we exceeded our earnings target of over $15 per share three years ahead of the Vision 2025 target.

As we progressed through our Vision 2025 journey we formalized our intent to pivot our portfolio to our highest returning building products businesses. This pivot was driven by our aspiration to be superior capital allocators and to drive best-in-class return on investment for our shareholders. In 2023 we completed the sale of CFT and announced the sale process of our CIT business, accomplishing what we set out to do under the pivot. With these actions we have successfully created a more focused and simplified building products portfolio with best-in-class returns.

> The pillars of Vision 2030 include over three times the level of investment in innovation, a continued emphasis on synergistic M&A, attracting and retaining top talent, and holding steadfast to our sustainability commitments.

As we turn the page on 2023 and look to build on the success of Vision 2025, we now turn our attention to Vision 2030 and its emphasis on our building products portfolio of businesses. Through Vision 2030 we plan to continue to deliver on our foundational strategies that produced record results.

Vision 2030 is composed of five key themes:

- Build on our strategic pivot to a pure play building products company
- Capture the market momentum provided by industry megatrends
- Drive investment in innovation
- Continue to demonstrate margin resilience through cycles
- Leverage strong cash flow to drive superior return on invested capital (ROIC)

We are taking the next steps to capitalize even further on our streamlined building products portfolio to continue to deliver best-in-class value creation.

Our growth objectives are supported by strong secular market trends including pent-up demand in the re-roofing market, growing demand for energy efficient products, and our contractors' need for labor-saving efficiencies. Carlisle is well suited to capitalize on these trends.

Innovation will be one of our key differentiators for above-market growth and pricing momentum. We have the infrastructure and funding to dramatically increase our R&D spend to augment returns across our full suite of products and services.

We have structured our businesses to generate exceptional margins for our shareholders by providing a compelling differentiated value proposition to the market.

Combined with our broader capital deployment approach, which includes reinvesting for organic growth and returning capital to shareholders, we have a clear path to sustain our stated goal of delivering ROIC in excess of 25%.

Supporting our key themes, the pillars of Vision 2030 include over three times the level of investment in innovation, a continued emphasis on synergistic M&A, attracting and retaining top talent, and holding steadfast to our sustainability commitments.

Our Vision 2030 strategy is in place. We are now a focused and simplified building products company. The Carlisle team is motivated to leverage industry megatrends, drive innovation, and demonstrate margin resiliency through economic cycles to deliver superior ROIC and compounding EPS growth. With our solid foundation and strong team, we are confident we will achieve our goals set under Vision 2030.

Thank you for taking time to read about Carlisle's 2023 highlights. We look forward to updating you on our progress in the future.



D. Christian Koch
Chair, President, and Chief Executive Officer
March 1, 2024

Vision 2030

Vision 2030 leverages our complete transformation to a pure play premier building products portfolio to deliver superior returns

$40+
ADJ. EPS
Mid Teen CAGR

25%+
ROIC
Maintain Superior Returns

5%+
ORGANIC REVENUE CAGR
Above Market Growth

25%+
ADJ. EBITDA MARGIN
Resilient Performance

15%+
FCF TO SALES
Cash Generation Engine

1 Build on our strategic pivot to a pure play building products company

In 2023 Carlisle completed its transformation to a pure play building products company. This pivot was driven by our aspiration to be superior capital allocators and drive to best-in-class return on investment.

2 Capture the market momentum provided by industry megatrends

Carlisle is well suited to capitalize on strong industry megatrends that are expanding our market opportunity. These secular tailwinds include pent-up re-roofing demand, growing demand for energy and labor-saving efficiencies, and increased customer preference for full building envelope solutions.

> Since 2008 we have more than doubled our segment adjusted EBITDA margin, demonstrating our ability to deliver value creation and margin resilience through cycles.

4 Continue to demonstrate margin resilience through cycles

The Carlisle Experience and COS together helped us build discipline in our businesses around pricing, margin, and returns. Since 2008 we have more than doubled our segment adjusted EBITDA margin, demonstrating our ability to deliver value creation and margin resilience through cycles.

3 Drive investment in innovation

Carlisle is accelerating our innovation in the areas of energy efficiency, labor savings and integrated systems. Over the last five years Carlisle has developed our new product pipeline, which today represents 15% of our revenue. Our Vision 2030 goal is to achieve 25% of revenue through new product introductions. We are driving this goal with our commitment to increase R&D investment to 3% of sales by 2030.

5 Leverage strong cash flow to drive superior ROIC

In 2023 we deployed $900 million to repurchase shares, increased our dividend for the 47th consecutive year for a total cash dividend payout of $160 million, and invested $111 million of capital into our core businesses to drive innovation and organic growth. We plan to continue generating significant cash flow to invest in innovation, M&A, and return capital to shareholders.



In 2023 Carlisle invested $111 million of capital into our core businesses

Driving to Net Zero

Sustainability in Vision 2030

Sustainability has been fundamental to Carlisle's culture since our founding over 100 years ago. In 2023 we validated our net zero targets through the Science Based Target Initiative (SBTi) and developed a three pillar strategy to align our actions to our sustainability commitment: manufacturing energy efficient products and solutions, reducing emissions from our manufacturing processes, and diverting waste going to landfills.

Manufacturing Energy Efficient Products

Under the first pillar of our sustainability strategy, we provide our customers solutions that drive energy efficiency in their buildings. As an example, adding one inch of our polyiso insulation to a 50,000 square foot roof can save building owners as much as $110,000 in avoided energy costs over the service life of the building.

Reducing Our Emissions

Our second pillar, reducing our operational and value chain emissions, captures Carlisle's efforts to reduce our carbon footprint and environmental impacts. In 2023 we converted over 50% of active chemicals in our legacy spray foam products, amounting to over 250,000 metric tons of greenhouse gases (GHGs) avoided. Carlisle also obtained five additional ISO 14001 certifications in 2023, bringing our enterprise-wide total to 26.

Diverting Landfill Waste

Carlisle's rooftop recycling program diverted over 1 million square feet of reclaimed insulation and membrane throughout 2023, weighing in at a total of 120 metric tons. We have also expanded incentives for the program, which we believe will further grow our landfill diversion program.

Our Three-Pillar Sustainability Strategy



Manufacturing energy efficient products

Net-Zero Goals

45% reduction in scope 1 & 2 emissions

52% reduction in scope 3 emissions

by 2030

Reducing our emissions

Diverting landfill waste



Carlisle's new LEED Platinum v4 polyiso insulation manufacturing facility in Sikeston, Missouri

Our Science Based Targets are Validated

Carlisle's near-term emissions targets have been validated by the SBTi. Tackling climate change requires ambitious action from the buildings sector and setting a science-based target reinforces our commitment to building a sustainable economy. Carlisle's GHG reduction commitment is in line with a 1.5°C trajectory, SBTi's most ambitious pathway.

"Carlisle's new polyiso insulation manufacturing facility in Sikeston, Missouri received the first-ever LEED Platinum v4 certification in North America."

Building LEED Platinum Facilities

In 2023 Carlisle's new polyiso manufacturing facility in Sikeston, Missouri received the first-ever LEED Platinum v4 certification in North America for a manufacturing facility. This certification is the highest standard for building energy efficiency designated by the U.S. Green Building Council. Our state-of-the-art Sikeston plant exemplifies Carlisle's commitment to achieving our operational emissions reduction goals within our sustainability strategy.

 **Energy and Atmosphere**
Building performance improved 38% through energy simulation modeling while generating over 10% of energy used (by cost) through renewable solar power.

 **Indoor Environmental Quality**
Employee communication, productivity, and well-being are addressed with acoustical treatments that reduce reverberation and sound transmission.

 **Sustainable Sites**
Over 25% of the plant's surrounding wetlands were restored with native plantings, reducing development impacts on wildlife and people.

The Carlisle Operating System

Since its introduction in 2008 the Carlisle Operating System (COS) has been used for continuous improvement across the entire organization to drive growth and greater efficiency.

COS is integrated into all of our business functions and customer touchpoints, and has become a key part of delivering cost reductions and operations efficiency. COS is a structured system that tracks performance in safety, quality, delivery, and cost.

Safety is a primary focus of COS. Carlisle continues to perform well against our Path to Zero initiative that established goals of zero accidents and zero injuries. For the second consecutive year, Carlisle maintained an OSHA incident rate of .67, nearly five times better than the industry average of 3. Contributing to this success was a combined year-over-year improvement of over 20% in our core businesses of CCM and CWT.





Carlisle achieved an industry-leading incident rate of .67 for the second consecutive year

| 2.15 | 1.93 | 1.39 | 1.16 | 1.23 | 1.04 | .93 | .85 | .67 | .67 |
| 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 |

OSHA Incident Rate
Work-related injuries per 100 full-time workers



The Carlisle Operating System's Safety, Quality, Delivery, Cost (SQDC) model is employed in all our manufacturing facilities

COS drives improvements in marketing, new product development, sales, and pricing to deliver an enhanced customer experience that allows Carlisle to maintain a premium position while lowering our cost to serve.

The Carlisle Operating System will help galvanize our teams around Vision 2030. Carlisle team members will ensure consistent application of COS across every function in the enterprise and drive operational efficiencies through clear, measurable, and achievable metrics. Combined with the advancement of our automation and technological capabilities, we expect COS to drive future savings, benefits, and cost avoidance of 1–2% of sales every year.

"The Carlisle Operating System is integrated into all of our business functions and customer touchpoints, and has become a key part of delivering cost reductions and operations efficiency."

The Carlisle Experience



The Carlisle Experience is about delivering the right products to the right place at the right time to create value for our customers

One of our key drivers of success in Vision 2030 is our ability to offer a compelling value proposition through the Carlisle Experience. The Carlisle Experience can be defined simply as getting the right products to the right place at the right time. Carlisle has a longstanding history of exceptional service, superior customer support, and timely deliveries. This drives substantial cost savings for our contractor customers through labor efficiency and waste reduction, enabling Carlisle to realize premium pricing in the market.

Carlisle will continue to differentiate by developing new products, services, and tools that allow customers to do their jobs more quickly, efficiently and with higher quality outcomes.

We are also actively enhancing our customers' digital experience for more real-time engagement with customers. An example of our enhanced digital experience is the recently launched mobile-friendly

Customer Success Portal, which facilitates real-time communication between our customers, customer service, and operations teams, and is a technological leap forward within our industry.

The Carlisle Experience impacts both our transactional and downstream customers. Our channel partner relationships span the entire building envelope ecosystem. Carlisle holds a premium position with national, regional, and local distributors, crucial for ensuring product availability and helping customers select the right products for their projects. Our value also extends to building owners and architects who specify Carlisle products across a broad range of projects.

The Carlisle Experience encompasses all customer touch points to transform the way we do business. Superior service, accurate deliveries, labor savings for customers, and innovation collectively shape the Carlisle Experience.

Innovation at Carlisle

Consistent with our Vision 2030 commitment, Carlisle is poised to accelerate innovation in the areas of energy efficiency, labor savings, and integrated systems. Energy efficient products provide tremendous value to building owners, reducing the operating cost of their buildings. Contractors benefit from products that are dependable, save time on installation, and improve quality of install. Integrated system solutions provide the opportunity to sell more product per square foot, thereby creating more value for all stakeholders in the value chain.

We have spent the last five years developing our new product pipeline, which today represents 15% of our revenue. Our Vision 2030 goal is to achieve 25% of revenue through new product introductions, a goal we are fueling with our commitment to increase R&D investments to 3% of sales by 2030, compared to less than 1% today.

Carlisle is well positioned and resourced to address our customers' complex energy efficiency challenges, as 65% of our revenues are generated from LEED qualified products.

With rising energy costs and environmental challenges, energy efficiency is vitally important to building owners and provides Carlisle with multiple opportunities to innovate.

Labor constraints continue to challenge our industry. The labor-saving efficiencies we bring to contractors result in a pricing premium for our products and a more loyal customer base.

Carlisle's commercialized labor-saving innovations include our patented Self-Adhering Technology (SAT™) Membrane, our APEEL™ Protective Film, and the industry's only 16' TPO product. These technologies save our customers valuable labor consuming steps on a typical install.

Innovations like these allow Carlisle to offer a differentiated product portfolio that contributes to above-market growth and increased margins.

Carlisle has the intellectual property, class-leading R&D facilities, and strong market position to effectively deliver value for our stakeholders through increased investment in innovation.



Our APEEL™ Protective Film protects TPO from footprints and dirt, saving valuable clean-up time

Divisional Performance



Carlisle
Construction
Materials

CCM demonstrated excellent margin resilience and a strong finish to the year in 2023 in a challenging market environment. CCM revenues of $3.3 billion decreased 16.3%, largely due to inventory destocking by distribution and contractor channel partners in the first three quarters of the year.

CCM maintained adjusted EBITDA margin of 30.0%, adding to our track record of margin resiliency through cycles. Adjusted EBITDA decreased 20.5% to $977 million. Notably, sales and margin performance improved in the second half of 2023, with both surpassing previous Q4 levels.

CCM's margin performance was driven by price discipline, cost management, and efficiency gains through COS. The strong finish to 2023 is supportive of our fundamental business model, focused on

delivering products that support increasing demand for energy efficient buildings and innovative, labor-reducing products.

2023 was the first full year of our new 16' TPO offering, which nicely complements our 10' and 12' TPO products. The 16' TPO solution helps contractors reduce seam-welding time by up to 60%. While the concept may be straightforward, re-engineering our production lines to cost-effectively manufacture the 16' TPO product was an innovation milestone within our industry.

Delivering the Carlisle Experience was a top priority in 2023, which was highlighted by the launch of our Customer Success Portal. This industry-leading portal provides customers with a best-in-class omnichannel experience by providing actionable, real-time information.



Carlisle's labor-saving commercial Self-Adhering Technology (SAT™) EPDM Membrane



CCM's architectural metal systems offer energy efficiency and design versatility for commercial and residential applications

Our newest polyiso insulation manufacturing plant in Sikeston, Missouri began shipping product in July 2023. In addition to employing the latest advancements in green building technology, this world class facility will lower the carbon footprint of our supply chain and improve lead times to customers.

Architectural Metals remains a dynamic growth platform within CCM, complementing Carlisle's strategic vision to broaden our sustainable offerings across commercial, industrial, and residential markets.

Our architectural metal systems offer building owners, homeowners, and architects energy efficiency and extensive design versatility. Our locally manufactured metal roofs and wall systems contain recycled content and are designed to be fully recyclable at the end of their useful life.

With a robust lifespan of 40 to 70 years, our sustainable metal products ensure reduced replacement frequency, eliminating landfill waste and reinforcing Carlisle's commitment to sustainability and long-term value creation.

> CCM maintained adjusted EBITDA margin of 30%, adding to our track record of margin resiliency through cycles.

Divisional Performance



Carlisle
Weatherproofing
Technologies



Henry Blueskin® VP160 self-adhered water resistive air barriers improve energy efficiency and comfort for building occupants

CWT delivered a strong 2023, generating excellent leverage on lower revenues. CWT revenues decreased 14.7% to $1.33 billion. Adjusted EBITDA increased 13.6% to $284.8 million. Notably, the CWT management team delivered on expanded margins, increasing EBITDA percentage by 540 basis points year-over-year to 21.4%. Increases in margin and margin percentage were driven by integration synergies, operating efficiencies through the implementation of COS, raw material savings from strategic sourcing, and portfolio optimization from the exit of a non-core business.

CWT has established Carlisle as a leading provider of high-performance waterproofing and moisture protection products, protective roofing underlayments, integrated air/vapor barriers, block molded expanded polystyrene insulation, and spray polyurethane foam and coating systems for the building envelope. CWT's leading brands include Henry, Carlisle

Coatings & Waterproofing, Carlisle Spray Foam Insulation, Carlisle WIP Products, Insulfoam, and Carlisle HVAC Brands.

CWT leadership continues to drive a smooth and efficient integration of Henry, leveraging COS to deliver broad savings while delivering an improved Carlisle Experience to our customers. In 2023 CWT exceeded our initial synergy target of $30 million by a substantial margin, delivering $50 million in acquisition synergies.

We believe fundamentals in the residential markets remain attractive for years to come given the undersupply of existing homes in the U.S. and growing demand for energy efficient building solutions. The CWT management team is also capturing continued growth in the retail channel by leveraging the Henry relationship as The Home Depot's 2022 Building Materials Vendor of the Year.

> **The CWT management team increased EBITDA percentage by 540 basis points year-over-year to 21.4%.**

As CWT further leverages COS and the Carlisle Experience, we expect to realize the benefits of additional operational improvements. The CWT team is demonstrating a strong commitment to innovation, partnering with customers and leveraging investments in R&D to develop new products that meet the needs for more energy efficient and sustainable buildings and labor savings for contractors.

CWT Innovation Spotlight

Changing building codes with increased emphasis on energy efficiency and sustainable building practices are driving changes in the insulation industry. Carlisle's HFO-based (hydrofluoroolefin) spray foam is a sought-after alternative to HFC (hydrofluorocarbon) products. Widely used in foam insulation, HFCs are recognized air pollutants, while HFOs are significantly more environmentally friendly without compromising on performance. As an industry leader, in 2023 Carlisle successfully transitioned over 50% of our closed cell spray foam sales to HFO-based solutions.

With HFO-based blowing agents, Carlisle's closed cell spray foam products achieve as much as 10% higher R-values than HFC-based foams. The high R-values and inherent air barrier qualities of HFO-based spray foam align perfectly with more stringent energy codes, ensuring optimal temperature control, improved indoor air quality, noise reduction, and energy savings. Additionally, HFO-based spray foam is more efficient to apply, resulting in labor savings for contractors.

The evolution from HFC to HFO-based spray foam insulation marks a significant step toward sustainable building practices. By championing the use of HFO-based spray foam, Carlisle is paving the way for a more sustainable future.



Carlisle successfully transitioned over 50% of closed cell spray foam sales to HFO-based solutions in 2023

Carlisle in the Community

Carlisle is engaged with more than one hundred organizations supporting civility, veterans, education, and mental health services in the communities where we live and work. Here are a few:



Founded by veterans for veterans, Headstrong is one of the nation's leading mental healthcare providers for veterans and their families. For more than ten years The Headstrong Project has provided confidential, stigma and obstacle-free, trauma-based mental health care for veterans, active duty personnel, and their affected families. Carlisle is proud to be a supporter of Headstrong's commitment to expand access to mental health care for those who bravely served their country, regardless of service area or discharge status.

39,000
individual sessions
delivered in 2023

54%
showed meaningful improvement
in post-traumatic stress

38%
no longer meet clinical criteria
for PTS, anxiety or depression

97%
of clients return for further
treatment after first session



Carlisle is proud to partner with Phoenix Children's Hospital to address the youth mental-health crisis in the Phoenix area. Phoenix Children's offers one of the only psychiatry programs for children and young adults to address suicide prevention. Early detection is a critical prevention strategy. Using the screening tools developed for this program, Phoenix Children's screened more than 16,000 children since March 2023, with more than 400 children deemed at moderate or severe risk and provided appropriate care. Together we will bring life-saving mental and behavioral health services to the kids in our community who need it most.



Across America's hard-to-serve urban areas, public school students drop out of school in alarming numbers, and for those that do graduate, the road to post-secondary education is filled with obstacles. Too many of America's high school students are underserved and, as a result, underperforming. Elevate Phoenix's R.I.S.E. program, designed to help high school students transition into college, has proven effective in changing these trends to transform the lives of the city's youth and improve outcomes for future leaders.

98% graduation rate, compared to 74% in the rest of Arizona

90% college retention for students completing the R.I.S.E. program

100% of R.I.S.E. students continue on to college, a trade/certificate program, the military or the workforce



Carlisle's culture of integrity, continuous improvement, and perseverance is exemplified by the athletes competing on the Epson Tour as they work to qualify for the LPGA. We are proud to be the title sponsor for the Carlisle Arizona Women's Golf Classic to showcase these great athletes and further support Girl's Golf of Phoenix and Phoenix Children's Hospital.



Carlisle is a proud supporter of Girls Golf of Phoenix at the annual Carlisle Arizona Women's Golf Classic

Board of Directors



Robin J. Adams

Former Vice Chairman, Chief Financial Officer, and Chief Administrative Officer Borg Warner Inc.



Robert G. Bohn

Former Chairman, President, and Chief Executive Officer Oshkosh Corporation



Jonathan R. Collins

Senior Vice President eCommerce Parts Town Unlimited



James D. Frias

Former Chief Financial Officer, Treasurer, and Executive Vice President Nucor Corporation



Maia A. Hansen

Former Chief Operating Officer Athersys, Inc.



D. Christian Koch

Chair, President, and Chief Executive Officer Carlisle Companies Incorporated



C. David Myers

Former President Building Efficiency Johnson Controls Inc.



Gregg A. Ostrander

Former Chairman, President, and Chief Executive Officer Michael Foods, Inc.



Corrine D. Ricard

Senior Vice President Digital Strategy and Transformation The Mosaic Company



Jesse G. Singh

Chief Executive Officer The AZEK Company

Company Officers



Stephen P. Aldrich

Vice President and
Chief Accounting
Officer



Mehul S. Patel

Vice President
Investor Relations



Frank J. Ready

President
Carlisle Weatherproofing
Technologies



Stephen F. Schwar

President
Carlisle Construction
Materials



Scott C. Selbach

Executive Vice
President, Secretary,
and General Counsel



David W. Smith

Vice President
Sustainability and
Community Relations



Lori A. Snyder

Vice President
Human Resources



Kevin P. Zdimal

Vice President and
Chief Financial Officer

Investor Resources

10-K Reports

Available online from the SEC, by written request to the Secretary, or at carlisle.com

Exchange Listing

The Company's ticker symbol on the New York Stock Exchange is CSL

Shareholder Services

Contact the Registrar, Transfer, and Dividend Disbursing Agent for the Company at:

Computershare Investor Services
2 North LaSalle Drive
Chicago, IL 60602
computershare.com/us
800 897 9071

Financial Data (Year ended 12/31/2023)

Reconciliation to Adjusted EBITDA – CSL

(in millions, except %)	
Net income (GAAP)	$767.4
Less: income from discontinued operations (GAAP)	48.5
Income from continuing operations (GAAP)	718.9
Provision for income taxes	211.5
Interest expense, net	75.6
Interest income	(20.1)
EBIT	985.9
Exit and disposal, and facility rationalization costs	7.8
Inventory step-up amortization and transaction costs	2.0
Impairment charges	1.8
Losses from acquisitions and disposals	2.8
Losses from litigation	1.4
Total non-comparable items	15.8
Adjusted EBIT	1,001.7
Depreciation	66.3
Amortization	84.8
Adjusted EBITDA	$1,152.8
Revenues	$4,586.9
Adjusted EBITDA margin	25.1%

Reconciliation to Adjusted EBITDA – Segments

(in millions, except %)	CCM	CWT	Corporate & Unallocated
Operating income (loss) (GAAP)	$913.9	$187.9	$(119.0)
Non-operating (income) expense, net[1]	(0.4)	0.2	(2.9)
EBIT	914.3	187.7	(116.1)
Exit and disposal, and facility rationalization costs	5.1	2.7	–
Inventory step-up amortization & acquisition costs	–	0.5	1.5
Impairment charges	–	1.8	–
Losses (gains) from acquisitions and disposals	0.4	2.5	(0.1)
Losses (gains) from litigation	–	1.5	(0.1)
Total non-comparable items	5.5	9.0	1.3
Adjusted EBIT	919.8	196.7	(114.8)
Depreciation	45.0	17.5	3.8
Amortization	12.0	70.6	2.2
Adjusted EBITDA	$976.8	$284.8	$(108.8)
Revenues	$3,253.4	$1,333.5	–
Adjusted EBITDA margin	30.0%	21.4%	NM

[1]Includes other non-operating (income) expense, net, which may be presented in separate line items on the Consolidated Statements of Income.

Reconciliation to ROIC

(in millions, except %)	
Net income (GAAP)	$767.4
Less: income from discontinued operations (GAAP)	48.5
Income from continuing operations (GAAP)	718.9
Provision for income taxes	211.5
Interest expense, net	75.6
Interest income	(20.1)
EBIT	985.9
Amortization	84.8
Earnings before interest, taxes and amortization	1,070.7
Less: tax impact[1]	246.6
Earnings before interest and amortization	$824.1

(in millions, except %)	Year ended 12/31/22	Year ended 12/31/23	Average 2022-2023
Stockholders' equity	$3,024.4	$2,829.0	$2,926.7
Debt	2,582.8	2,289.4	2,436.1
Less: cash	364.8	576.7	470.8
Less: equity of held for sale businesses	2,089.2	1,506.8	1,798.0
Invested capital	$3,153.2	$3,034.9	$3,094.1
ROIC			26.6%

Reconciliation to Free Cash Flow Margin

(in millions, except %)	
Operating cash flow (GAAP)	1,201.3
Less: operating cash flow from discontinued operations	164.1
Operating cash flow from continuing operations	$1,037.2
Capital expenditures (GAAP)	(142.2)
Less: capital expenditures from discontinued operations	(30.9)
Capital expenditures from continuing operations	$(111.3)
Operating cash flow from continuing operations	$1,037.2
Capital expenditures from continuing operations	$(111.3)
Free cash flow from continuing operations	$925.9
Revenues	$4,586.9
Free cash flow margin	20.2%

[1]Tax impact reflects provision for income taxes plus the tax impact of interest expense, interest income and amortization at a base rate of 25%.

Reconciliation to Adjusted EPS

(in millions, except per share amounts)	Pre-tax Impact	After-tax Impact[1]	Impact to Diluted EPS[2]
Net income (GAAP)		$767.4	$15.18
Less: income from discontinued operations (GAAP)		48.5	0.96
Income from continuing operations (GAAP)		718.9	14.22
Exit and disposal, and facility rationalization costs	7.8	5.6	0.11
Inventory step-up amortization & acquisition costs	2.0	1.5	0.03
Impairment charges	1.8	1.3	0.03
Losses from acquisitions and disposals	2.8	2.1	0.04
Losses from litigation	1.4	1.1	0.02
Acquisition-related amortization[3]	79.6	60.1	1.19
Discrete tax items[4]	–	(6.3)	(0.12)
Total adjustments		65.4	1.30
Adjusted net income		$784.3	$15.52

[1]The impact to net income reflects the tax effect of noted items, which is based on the statutory rate in the jurisdiction in which the expense or income is deductible or taxable.
[2]The per share impact of adjustments to each period is based on diluted shares outstanding using the two-class method.
[3]Acquisition-related amortization includes the amortization of customer relationships, technology, trade names, and other intangible assets recorded in purchase accounting in connection with a business combination. These intangible assets contribute to revenue generation and the amortization of these assets will recur until such intangible assets are fully amortized.
[4]Discrete tax items include current period tax expense or benefit related to prior year items, the tax impact of foreign currency gains and losses, or changes in tax laws or rates.

Company Overview

Carlisle Companies Incorporated is a leading supplier of innovative building envelope products and solutions for more energy efficient buildings. Through its building products businesses – Carlisle Construction Materials (CCM) and Carlisle Weatherproofing Technologies (CWT) – and family of leading brands, Carlisle delivers innovative, labor-reducing, and environmentally responsible products and solutions to customers through the Carlisle Experience. Carlisle is committed to generating superior shareholder returns and maintaining a balanced capital deployment approach, including investments in our businesses, strategic acquisitions, share repurchases, and continued dividend increases. Leveraging its culture of continuous improvement as embodied in the Carlisle Operating System (COS), Carlisle has committed to achieving net-zero greenhouse gas emissions by 2050.

Forward-Looking Statements & Non-GAAP Financial Measures

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally use words such as "expect," "foresee," "anticipate," "believe," "project," "should," "estimate," "will," "plans," "intends," "forecast," and similar expressions, and reflect our expectations concerning the future. Such statements are made based on known events and circumstances at the time of publication and, as such, are subject in the future to unforeseen risks and uncertainties. It is possible that our future performance may differ materially from current expectations expressed in these forward-looking statements, due to a variety of factors such as: increasing price and product/service competition by foreign and domestic competitors, including new entrants; technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost-effective basis; our mix of products/services; increases in raw material costs that cannot be recovered in product pricing; domestic and foreign governmental and public policy changes including environmental and industry regulations; the ability to meet our goals relating to our intended reduction of greenhouse gas emissions, including our net zero commitments; threats associated with and efforts to combat terrorism; protection and validity of patent and other intellectual property rights; the identification of strategic acquisition targets and our successful completion of any transaction and integration of our strategic acquisitions; our successful completion of strategic dispositions; the cyclical nature of our businesses; the impact of information technology, cybersecurity or data security breaches at our businesses or third parties; the outcome of pending and future litigation and governmental proceedings; the emergence or continuation of widespread health emergencies such as the COVID-19 pandemic, including, for example, expectations regarding their impact on our businesses, including on customer demand, supply chains and distribution systems, production, our ability to maintain appropriate labor levels, our ability to ship products to our customers, our future results, or our full-year financial outlook; and the other factors discussed in the reports we file with or furnish to the Securities and Exchange Commission from time to time. In addition, such statements could be affected by general industry and market conditions and growth rates, the condition of the financial and credit markets and general domestic and international economic conditions, including inflation and interest rate and currency exchange rate fluctuations. Further, any conflict in the international arena, including the Russian invasion of Ukraine and the war in the Middle East, may adversely affect general market conditions and our future performance. Any forward-looking statement speaks only as of the date on which that statement is made, and we undertake no duty to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which that statement is made, unless otherwise required by law. New factors emerge from time to time and it is not possible for management to predict all of those factors, nor can it assess the impact of each of those factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Certain pages contained in this annual report refer to certain non-GAAP financial measures. The Company believes that providing these non-GAAP financial measures enhances the Company's and investors' understanding of the Company's and its segments' financial performance. Non-GAAP financial measures should not be considered replacements for, and should be read together with, the most comparable GAAP financial measures. Please refer to the appendix of the Company's Vision 2030 Slide Presentation on www.carlisle.com for the Company's definitions of its non-GAAP financial measures, which may not be comparable to similarly titled measures reported by other companies, and reconciliations of historical non-GAAP financial measures to the most comparable GAAP financial measures. The Company is not providing reconciliations for forward-looking non-GAAP financial measures because the Company does not provide GAAP financial measures on a forward-looking basis as the Company is unable to predict with reasonable certainty the ultimate outcome of adjusted items without unreasonable effort. These items are uncertain, depend on various factors, and could be material to the Company's financial results computed in accordance with GAAP.



VISION CARLISLE 2030
THE NEXT 100 YEARS

CARLISLE COMPANIES INCORPORATED
16430 North Scottsdale Road Suite 400 Scottsdale, AZ 85254
481 781 5000 carlisle.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2023



www.carlisle.com

Commission File Number 001-09278

CARLISLE COMPANIES INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	**31-1168055**
(State of incorporation)	(I.R.S. Employer I.D. No)

16430 North Scottsdale Road, Suite 400, Scottsdale, Arizona 85254

(Address of principal executive office, including zip code)

(480) 781-5000

(Telephone)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $1 par value	CSL	New York Stock Exchange
Preferred Stock Purchase Rights, $1 par value	n/a	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Yes ☐ No ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock of the registrant held by non-affiliates was approximately $12.8 billion based upon the closing price of the common stock on the New York Stock Exchange on June 30, 2023.

As of February 9, 2024, 47,749,270 shares of common stock of the registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 1, 2024, are incorporated by reference in Part III.

TABLE OF CONTENTS

Page

PART I

Item 1. Business.

Overview

Carlisle Companies Incorporated ("Carlisle", the "Company", "we", "us" or "our") is a leading manufacturer and supplier of innovative building envelope products and solutions that enable greater energy efficiency in buildings. Through our family of leading brands in our building products businesses, we provide labor-reducing and environmentally responsible solutions to contractors and building owners with a keen focus on delivering the best-in-class Carlisle Experience to all channel partners.

Our Company website is *www.carlisle.com*, through which we make available, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and all amendments to those reports, as soon as reasonably practicable after these reports are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Information on, or that can be accessed through, our website is not incorporated by reference and should not be considered part of this Annual Report on Form 10-K. All references to "Notes" refer to our Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Business Strategy

We strive to be a leading manufacturer and supplier of innovative building envelope products and solutions that enable greater energy efficiency in buildings in the various markets we serve. Our recently launched strategic plan, Vision 2030, builds on our track record of success following the pivot of Carlisle's portfolio of general industrial businesses to a pure play building products company. Vision 2030 aims to leverage mega trends around energy efficiency, labor savings and the re-roofing cycle to generate above market growth driven by innovation, the Carlisle Experience and the Carlisle Operating System ("COS").

Key pillars of this strategic plan, which provides clarity, alignment, and are well-ingrained throughout the Company to guide our value-creating strategy going forward, include (1) dedication to driving above market organic revenue growth through continued investment in innovation and maintaining best-in-class production, service, and delivery capabilities, (2) utilizing COS, an operating structure and strategy deployment system based on lean enterprise and six sigma principles, consistently to drive efficiencies and operating leverage, (3) building scale with synergistic acquisitions, (4) continuing to invest in and develop exceptional talent, and (5) maintaining a balanced, returns-focused approach to capital deployment which includes returning excess capital to stockholders.

We utilize COS to drive improving operational performance. COS is a continuous improvement process that defines the way we do business and is deeply embedded in our culture throughout Carlisle's operations. Waste is eliminated and efficiencies are improved enterprise-wide, driving both improvements to our sustainability efforts by reducing our carbon footprint and increasing profitability. These efforts expand beyond production areas, as COS drives new product innovation, engineering, supply chain management, warranty and product rationalization.

With accelerating demand for energy-efficient solutions for sustainable buildings of the future, we will continue to seek ways to improve our manufacturing processes to lower carbon emissions through COS. Importantly, we will continue to emphasize the development of products that help reduce carbon emissions with energy-efficient systems and solutions on building rooftops and throughout the building envelope as a natural offset to the current built environment, which is estimated to contribute as much as 30% of annual greenhouse gas ("GHG") emissions.

We intend to continue to seek synergistic acquisitions that will enhance our ability to service our customers with a broader set of energy-efficient solutions, while also seeking to divest businesses that no longer fit well into the strategic direction of Carlisle. Refer to Notes 3 and 4 for further discussion of acquisitions made during the past three years and our discontinued operations.

We believe our proactive approach to continuous improvement initiatives and focus on delivering the Carlisle Experience to our customers demonstrated our ability to maintain margin resiliency in 2023. We remain focused on continuing our value-creating journey with the proven foundational pillars of Vision 2030 ingrained in our Carlisle culture of continuous improvement and returns-focused capital deployment.

Description of Business by Segment

Carlisle Construction Materials ("CCM")

Products, Markets and Locations

The CCM segment has evolved from a supplier of the first single-ply ethylene propylene diene monomer ("EPDM") roofing membranes in the early 1960s to today, where we deliver innovative, easy-to-install and energy-efficient solutions through the Carlisle Experience for customers who are creating the sustainable building of the future. CCM is a diversified manufacturer and supplier of premium roofing products and related technologies primarily for the commercial construction market. CCM offers high-performance, single-ply roofing solutions that include EPDM, thermoplastic polyolefin ("TPO"), polyvinyl chloride ("PVC"), architectural metal and roof garden systems.

EPDM, TPO and PVC membrane and polyisocyanurate ("polyiso") insulation are sold together in warranted systems or separately in non-warranted systems to the new construction, replace and remodel, and general construction markets. These products are primarily sold under the Carlisle SynTec, Versico, Weatherbond and Hunter Panels brands in the United States of America ("U.S." or "United States") and throughout the world, and EPDM membranes under the Resitrix and Hertalan brands primarily in Europe.

CCM operates manufacturing facilities located throughout the United States, its primary market, and in Canada, Germany, the Netherlands, United Kingdom ("U.K.") and Romania. The majority of CCM's products are sold through a network of authorized sales representatives and distributors in North America and Europe.

Key Raw Materials

Key raw materials for this segment include methylene diphenyl diisocyanate ("MDI"), polyol, EPDM polymer, TPO polymer, carbon black and coated steel. These raw materials generally have at least two vendor sources. The vendor typically has multiple processing facilities for key raw materials that are single sourced.

Seasonality

Revenues and earnings for CCM have historically been higher in the second and third quarters due to increased construction activity during those periods from favorable weather conditions.

Market Factors

CCM serves a large and diverse customer base; however, in 2023 CCM's two largest customers represented 31.7% of the Company's consolidated revenues. The loss of either of these customers could have a material adverse effect on the Company's consolidated revenues and operating income. Both of these customers' business is covered under a number of independent local agreements.

Demand for CCM's energy-efficient roofing solutions is primarily driven by the need to replace older, existing roofs on non-residential structures, and to a lesser extent, new construction. Notably, CCM's backlog of orders is not a significant factor for the segment, and thus not a reliable indicator of intermediate-term revenue as most products have relatively short order-to-delivery periods.

This segment faces competition from several competitors that produce roofing systems predominantly for commercial and building applications. The level of competition within this market varies by product line and region. As one of four major manufacturers in the single-ply industry, CCM competes through innovative products, long-term warranties and customer service. CCM offers separately priced extended warranty contracts on certain of its products ranging from five to 40 years, the most significant being those offered on its installed single-ply roofing systems primarily in the United States, subject to certain exclusions, that covers leaks in the roofing system attributable to a problem with the particular product or the installation of the product.

Strategy

Our strategy for the CCM segment is to:

- Leverage mega-trends around energy efficiency, labor savings, and the re-roofing cycle supported by initiatives to accelerate innovation, and the Carlisle Experience;
- Continue to support its above average margin profile through COS; and
- Further expand our offering of innovative solutions to U.S. commercial roofing markets, including broadening our product breadth and geographic reach into architectural metals.

Key growth initiatives include:

- Grow profitability through the creation of value, based on labor and energy efficiency;
- Continue to drive and leverage the Carlisle Experience to deliver superior customer service;
- Drive innovation through enhanced focus on research and development to continue to introduce proprietary, differentiated, value-add products and solutions;
- Continue to invest in training employees and customers to drive a culture of continuous learning that creates brand loyalty; and
- Focus mergers and acquisitions on synergistic building envelope opportunities.

Carlisle Weatherproofing Technologies ("CWT")

Products, Markets and Locations

The CWT segment was created in early 2022 to incorporate our acquisition of Henry Company LLC ("Henry") on September 1, 2021 and align our segments around our products and applications for the building envelope. CWT is a leading provider of high-performance waterproofing and moisture protection products, protective roofing underlayments, integrated air and vapor barriers, spray polyurethane foam and coating systems, and block-molded expanded polystyrene insulation for the building envelope. CWT offers an enhanced set of solutions and systems to aid in the design of efficient building envelope construction projects, backed by industry-leading product innovations and a focus on environmentally responsible principles.

CWT operates manufacturing facilities and distribution locations throughout the United States and Canada, its primary markets. The majority of CWT's products are sold through distribution and retail outlets throughout North America.

Key Raw Materials

Key raw materials for this segment include MDI, silicone polymer, asphalt, glass mat and expanded polystyrene insulation bead. These raw materials generally have at least two vendor sources. The vendor typically has multiple processing facilities for key raw materials that are single sourced.

Seasonality

Revenues and earnings for CWT have historically been higher in the second and third quarters due to increased construction activity during those periods from favorable weather conditions.

Market Factors

This segment faces competition from numerous, usually local or regional competitors, that typically produce a subset of CWT's broader suite of weatherproofing technologies used in both commercial and residential markets. The level of competition within these markets varies by product line, region and channel. As a market-leader in air and vapor barriers, waterproofing, spray foam and other insulation solutions, CWT competes through innovative products, long-term warranties and customer service. CWT's backlog of orders is not a significant factor for the segment, and thus not a reliable indicator of intermediate-term revenue as most products have relatively short order-to-delivery periods. The warranties offered on CWT products vary by solution.

Strategy

Our strategy for the CWT segment is to:

- Further expand our value proposition to building owners, contractors and home builders with our comprehensive suite of energy-efficient building products;
- Capture significant aftermarket opportunities as both residential and non-residential buildings are in need of both repair and energy-efficiency upgrades;
- Continue to expand margins through implementation of COS, strong incremental margins on volume growth and investments into our factories; and
- Further expand our presence in niche high-growth and high-margin opportunities including retail product expansion, advanced air, water, and vapor barriers, and enhancement of other building envelope adjacencies.

Key growth initiatives include:

- Drive sales and commercial excellence using system and bundle sales to leverage enhanced product breadth and the Carlisle Experience;
- Accelerate innovation to develop new integrated system solutions across the building envelope;
- Grow profitability through the creation of value, based on labor and energy efficiency, and leveraging COS throughout CWT's manufacturing footprint;
- Continue development of proprietary, differentiated products;
- Utilize training to drive a culture of continuous learning that creates brand loyalty; and
- Focus mergers and acquisitions on synergistic building envelope opportunities.

Intellectual Property

We own or hold the right to use a variety of patents, trademarks, licenses, inventions, trade secrets and other intellectual property rights. We have adopted a variety of measures and programs to maintain the continued validity and enforceability of our various intellectual property rights.

Research and Development

Research and development activities include the development of new product lines, the modification of existing product lines to comply with regulatory changes, and the research of cost efficiencies through raw material substitution and process improvements. Our research and development expenses were $28.7 million, $19.0 million and $16.4 million, representing 0.6%, 0.3% and 0.4% of revenues in 2023, 2022 and 2021, respectively.

Compliance with Government Regulations

We are subject to various government regulations, including environmental regulations. To date, our costs of complying with these regulations have not had a material effect on our capital expenditures, earnings or competitive position of any business segment. We do not expect to incur any material capital expenditures for environmental control facilities for the current fiscal year or any other subsequent period.

Sustainability

Carlisle's sustainability history is fundamental to our culture. Our journey began in the early 1900's when we recycled rubber from our first inner tube production line, and now, over 100 years later, we consider sustainability a core attribute to the value we provide our customers. Our century-long legacy of responsible stewardship will help enable us to meet our net-zero GHG emission goal and informs the three pillars of our sustainability strategy: producing energy-efficient products, reducing our operational and value-chain emissions, and diverting construction material waste from landfills. In order to facilitate these actions, we work with the Science Based Targets Initiative ("SBTi"), an independent body that works with the United Nations and CDP (formerly the Carbon Disclosure Project), which provides companies with the guidance and tools to establish emission reduction initiatives using targets grounded in climate-based science.

In 2023, Carlisle achieved more than a 250,000 metric ton of CO_2e reduction in our emissions due to the reformulation of our products, including transitioning hydrofluorocarbon ("HFC") blowing agents to hydrofluoroolefin ("HFO") alternatives that have minimal global warming potential. Additionally, we have increased the volume of recycled raw materials that are used in the manufacture of our products, including the use of carbon black made from recycled tires and polyiso facer paper made from post-consumer corrugate waste. These initiatives ultimately decrease the embodied carbon in our finished good products.

This year also marked the opening of our Sikeston, Missouri polyiso manufacturing plant, the very first domestic manufacturing plant built to Leadership in Energy and Environmental Design ("LEED") Platinum standards. Contributing LEED attributes include solar power generation, LED motion sensor lighting, daylighting, noise isolation and control systems, and the restoration of local wetlands. Additionally, Carlisle certified nine manufacturing facilities to the ISO 14001 Environmental Management System standard, bringing our total ISO 14001 certified footprint to over 25 facilities. The ISO 14001 standard contributes to the management of our environmental impacts, mitigating our operational and value-chain emissions.

Through 2023, Carlisle recycling programs diverted an additional 75,000 tons of material through various operational recycling and purchased recycled content programs. Additionally, in April 2023, Carlisle launched our rooftop insulation and membrane take-off recycling program. Through 2023, the program contributed to the reclamation of over one million square feet of roofing material, diverting over 200 tons of construction materials from landfills.

As we continue our sustainability journey, we continue to rely on the tenets of the Carlisle Environmental Sustainability Policy, which specifies the collection of detailed data from our facilities across the globe. Through evaluating the data, we can measure factors, like GHG emissions, which we will use to monitor our progress towards achieving our established targets. The policy further establishes a process to engage our supply chain and monitor compliance with Carlisle policies for fair labor practices and our Code of Business Conduct and Ethics.

The Chair, President, and Chief Executive Officer reviews and approves the strategic direction for Carlisle's sustainability approach. Carlisle's sustainability approach is guided to execution through the Vice President of Sustainability and the Sustainability Steering Committee. The Vice President of Sustainability, reporting to the Chair, President and Chief Executive Officer, leads the Sustainability Steering Committee, which is composed of key executives in the areas of human resources, COS, legal and finance. The Sustainability Steering Committee develops strategy, provides oversight, and monitors accountability in our sustainability and climate-related initiatives through the deployment of the Carlisle Environmental Sustainability Policy. On a periodic basis, Carlisle's Board of Directors (the "Board") reviews the status of the Company's sustainability initiatives. The Vice President of Sustainability and members of the Sustainability Steering Committee work with senior leadership within Carlisle's business units to deploy and accelerate Carlisle's sustainability strategy.

Our environmental sustainability initiatives and strategy are discussed further in our 2022 Corporate Sustainability Report, which can be found on our website at *www.carlisle.com*; this report is not incorporated by reference and should not be considered part of this Form 10-K.

Human Capital Resources

Investing in Our People

As of December 31, 2023, we employed approximately 11,000 people, including approximately 5,100 employees in our core building products businesses and excluding approximately 200 contractors.

We believe that talent attraction and retention are critical to our ability to achieve our strategy and that a trained, diverse and inspired workforce is integral to delivering value to our stakeholders. We begin with a recruiting process that reaches a wide array of potential employees and includes the engagement of specialized, diverse recruiting firms such as The Standard Diversity Network, Jobs4Women.net, Asian American Jobsite, African American Jobsite, Women in Manufacturing and many others.

We also partner with universities in the U.S. and outside the U.S., recruiting for functional talent in management, sales, finance, information technology and other functions from the communities in which we work. In addition, we engage certain of these universities in collaborative research and development, and training efforts. Each business segment works with high schools and trade schools in their respective locations to educate young people about, and attract them to, manufacturing careers.

We offer several training programs for current employees intended to develop talent, including:

- Carlisle Leadership Summit, a leadership development program intended to identify and prepare high-performing employees for senior leadership roles and to recognize and continue to develop our most seasoned employees;
- Carlisle Leadership Program, a partnership with The Wharton School of the University of Pennsylvania, a program for Director and VP level employees who are leading teams and demonstrating future potential for senior leadership roles intended to develop business and leadership skills in both applied and classroom environments; and
- Carlisle Leadership Foundations, a leadership development program designed for employees who have recently advanced, or are expected to advance, to their first leadership roles and have the potential to take on greater roles in the future and intended to help these employees to define their own leadership style, to enable their future success and to build key leadership capabilities.

Diversity, Equity & Inclusion

Carlisle has pledged to take action to cultivate a workplace where diverse perspectives and experiences are welcomed and respected. In May 2018, Carlisle joined the CEO Action for Diversity & Inclusion™, a coalition of more than 2,500 CEOs pledging to advance diversity and inclusion in the workplace. By signing on to this commitment, Carlisle pledged to take action to cultivate a workplace where diverse perspectives and experiences are welcomed and respected. CEO Action for Diversity & Inclusion™ is cultivating an ecosystem centered around collaboration and sharing.

Carlisle's commitment to diversity and inclusion in the workforce includes a policy of non-discriminatory treatment and respect of human rights for all current and prospective employees. Discrimination on the basis of an individual's race, religion, creed, color, sex, sexual orientation, age, marital status, disability, national origin or veteran's status is not permitted by Carlisle and is illegal in many jurisdictions. Carlisle respects the human rights of all employees and strives to treat them with dignity consistent with standards and practices recognized by the international community. Carlisle is committed to respecting all human rights, as articulated in the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights, and the International Labor Organization's Declaration on Fundamental Principles and Rights at Work.

In addition to policies for fair treatment, Carlisle also works to address inclusion in the workplace. In 2023, Carlisle offered a series of required quarterly trainings on inclusion. These trainings provided awareness of the need for an inclusive work environment and a forum for employees to explore how Carlisle can strengthen our culture of inclusion. This has contributed to an effort to gain equal diversity representation throughout Carlisle.

Since 2021, we have achieved gender and race pay equity across our U.S. workforce. This means compensating employees the same when they perform the same job duties, while accounting for other factors, such as their experience level, job performance and tenure with the Company. Carlisle's minimum starting wage is $15 per hour for our entire U.S. workforce.

As of December 31, 2023, Carlisle's global workforce was composed of 19% women, and our U.S. building products workforce was composed of 20% women and 33% racially or ethnically diverse individuals.

Health and Safety

Through COS, we have launched "Path to Zero," an initiative to drive our safety incident rate to zero. At Carlisle, safety is everyone's responsibility. This includes our own employees, as well as contractors, suppliers, customers and others. Carlisle is committed to adhering to safety policies, procedures and training to incorporate safety into all aspects of business operations. All safety incidents are investigated to reduce safety risks and share lessons learned. Carlisle measures and reviews safety performance and strives for continuous improvement along the Path to Zero.

Throughout 2023, our teams continued to support each other and focus on safety, as evidenced by our industry leading 0.68% OSHA Incident Rate. Carlisle continues to lead in safety performance and has consistently outperformed the industry since we started tracking this metric on a consolidated basis in 2018.

Labor Matters

Employees represented by unions, local work councils or collective bargaining agreements as of December 31, 2023, are listed below, with the number of employees represented and the expiration date of the applicable agreements:

Location	Number of Agreements	Number of Employees Represented	Expiration Date
CCM - Germany	2	158	May 2025
CWT - Canada	4	140	December 2024 December 2025
CCM - Netherlands	1	110	March 2024
CCM - Romania	1	53	June 2024
CWT - US	1	13	March 2026

Item 1A. Risk Factors.

The Company's business, financial condition, results of operations and cash flows can be affected by a number of factors including those material factors set forth below, those set forth in our "Forward Looking Statements" disclosure in Item 7 and those set forth elsewhere in this Annual Report on Form 10-K, any one of which could cause the Company's actual results to vary materially from recent results or from anticipated future results and make an investment in the Company speculative or risky.

Strategic, Business and Operational Risks

The Company's earnings growth strategy is partially dependent on the acquisition and successful integration of other businesses.

The Company has a history of acquiring businesses as part of its earnings growth strategy. Typically, the Company considers acquiring companies that can be integrated within an existing business. Acquisitions of this type involve numerous risks, which may include a failure to realize expected revenue growth and operating and cost synergies from integration initiatives, increasing dependency on the markets served by the combined businesses or increased debt to finance the acquisitions.

The Company also considers the acquisition of businesses that may operate independent of existing businesses. Acquisitions of this type involve risks similar to those encountered when acquiring companies that can be integrated within an existing business, including a failure to realize expected revenue growth or operating and cost reductions within the acquired business, and could increase the possibility of diverting corporate management's attention from its existing operations.

The successful realization of revenue growth, cost reductions and synergies with our existing businesses, and within acquired stand-alone businesses, and increases in profitability overall, are dependent upon successful integration initiatives. If these integration initiatives are not fully realized, there may be a negative effect on the Company's business, financial condition, results of operations and cash flows, including goodwill and/or intangible asset impairments, which may be material.

Refer to Note 3 for recent acquisition information.

The loss of, a significant decline in business with, or pricing pressure from, one or more of the Company's key customers could adversely affect the Company's business, financial condition, results of operations and cash flows.

The Company's CCM segment operates in several niche markets in which a large portion of the segment's revenues are attributable to a few large customers. See "Item 1. Business—Overview—Description of Businesses by Segment" for a discussion of customer concentrations for CCM. A significant reduction in purchases by one or more of these customers could have an adverse effect on the business, financial condition, results of operations or cash flows of one or more of the Company's segments.

Some of the Company's key customers enjoy significant purchasing power that may be used to exert pricing pressure on the Company. Additionally, as many of the Company's businesses are part of a long supply chain to the ultimate consumer, the Company's business, financial condition, results of operations or cash flows could be adversely affected if one or more key customers elects to in-source or find alternative suppliers for the production of a product or products that the Company currently provides.

Failure to successfully complete dispositions or restructuring activities could negatively affect the Company.

From time to time, the Company, as part of its commitment to concentrate on its core business, may dispose of all or a portion of certain businesses. Such dispositions involve a number of risks and present financial, managerial and operational challenges, including diversion of management's attention from the Company's core businesses, increased expense associated with the dispositions, potential disputes with the customers or suppliers of the disposed businesses, potential disputes with the acquirers of the disposed businesses and a potential dilutive effect on the Company's earnings per share. If dispositions are not completed in a timely manner, there may be a negative effect on the Company's cash flows and/or the Company's ability to execute its strategy.

Additionally, from time to time, the Company may undertake consolidation and other restructuring projects in an effort to reduce costs and streamline its operations. Such restructuring activities may divert management's attention from the Company's core businesses, increase expenses on a short-term basis and lead to potential disputes with the employees, customers or suppliers of the affected businesses. If restructuring activities are not completed in a timely manner or if anticipated cost savings, synergies and efficiencies are not realized, there may be a negative effect on the Company's business, financial condition, results of operations and cash flows.

Refer to Note 4 for a discussion of disposition matters.

Industry and Macroeconomic Risks

Several of the market segments that the Company serves are cyclical and sensitive to domestic and global economic conditions.

Several of the market segments in which the Company sells its products are, to varying degrees, cyclical and may experience periodic downturns in demand. For example, the CCM and CWT segments are susceptible to downturns in the commercial construction industry, particularly in the construction repair and replacement sectors, and the CWT segment is susceptible to downturns in the residential construction industry.

Uncertainty regarding global economic conditions may have an adverse effect on the businesses, results of operations and financial condition of the Company and its customers, distributors and suppliers. Among the economic factors which may affect performance are: manufacturing activity, commercial and residential construction, difficulties entering new markets and general economic conditions such as inflation, deflation, interest rates and credit availability. These effects may, among other things, negatively impact the level of purchases, capital expenditures and creditworthiness of the Company's customers, distributors and suppliers, and therefore, the Company's results of operations, margins and orders. The Company cannot predict if, when or how much worldwide economic conditions will fluctuate. These conditions are highly unpredictable and beyond the Company's control. If these conditions deteriorate, however, the Company's business, financial condition, results of operations and cash flows could be adversely affected.

The Company is subject to risks arising from international economic, political, legal and business factors.

The Company operates in global markets. Approximately 10% of the Company's revenues in 2023 were generated outside the United States. In addition, to compete globally, both of the Company's segments have manufacturing facilities outside the United States. In 2023, approximately 11% of cost of goods sold was derived from facilities outside of the United States.

The Company's reliance on international revenues and international manufacturing bases exposes its business, financial condition, operating results and cash flows to a number of risks, including price and currency controls; government embargoes or foreign trade restrictions, including import and export tariffs; extraterritorial effects of U.S. laws such as the Foreign Corrupt Practices Act; expropriation of assets; war, civil uprisings, acts of terror and riots; political instability; nationalization of private enterprises; hyperinflationary conditions; the necessity of obtaining governmental approval for new and continuing products and operations, currency conversion or repatriation of assets; legal systems of decrees, laws, taxes, regulations, interpretations and court decisions that are not always fully developed and that may be retroactively or arbitrarily applied; cost and availability of international labor, materials and shipping channels; and customer loyalty to local companies.

The Company has significant concentrations in the construction market.

Most of the Company's revenues and operating income are generated from the construction market. Construction spending is affected by economic conditions, changes in interest rates, demographic and population shifts, new housing starts and changes in construction spending by federal, state and local governments. A decline in the construction market, particularly in construction repair and replacement activities, could adversely affect the Company's business, financial condition, results of operations and cash flows. Additionally, adverse weather conditions such as heavy or sustained rainfall, cold weather and snow can limit construction activity and reduce demand for roofing materials.

The CCM and CWT segments compete through pricing, among other factors. Competition in these segments may increase pricing pressure on the Company which may negatively affect operating results in future periods.

Raw material costs are a significant component of the Company's cost structure and are subject to volatility, including cost increases, significant disruptions to the Company's supply chains or significant shortages of materials.

The Company utilizes petroleum-based products, chemicals, resins and other commodities in its manufacturing processes. Raw materials, including inbound freight, accounted for approximately 67% of the Company's cost of goods sold in 2023. Significant increases in the costs of these materials may not be recovered through selling price increases and significant disruption to the Company's supply chains or significant shortages of materials could adversely affect the Company's business, financial condition, results of operations and cash flows. The Company also relies on global sources of raw materials, which could be adversely impacted by unfavorable shipping or trade arrangements, including import and export tariffs and global economic conditions. Refer to "Part II—Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for additional information regarding commodity price risk.

Currency fluctuation could have a material impact on the Company's reported results of business operations.

The Company's global revenues and other activities are translated into U.S. Dollars ("USD") for reporting purposes. The strengthening or weakening of the USD could result in unfavorable translation effects as the results of transactions in foreign countries are translated into USD. In addition, sales and purchases in currencies other than our subsidiaries' functional currencies (primarily the USD, Euro, Chinese Renminbi and British Pound) expose the Company to fluctuations in foreign currencies relative to those functional currencies. Increased strength of the functional currency will decrease the Company's reported revenues or margins in respect of sales conducted in foreign currencies to the extent the Company is unable or determines not to increase local currency prices. Likewise, decreased strength of the functional currency could have a material adverse effect on the cost of materials and products. Many of the Company's sales that are exported by its USD functional subsidiaries to foreign countries are denominated in USD, reducing currency exposure. However, increased strength of the USD may decrease the competitiveness of our U.S. subsidiaries' products that are sold in USD within foreign locations.

The Company has entered into foreign currency forward contracts to mitigate the exposure of certain of our results of operations and cash flows to such fluctuations. See "Part II—Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for a discussion on foreign currency exchange risk.

Environmental, Regulatory and Legal Risks

The Company's operations are subject to risks related to environmental laws and regulations.

We are subject to increasingly stringent environmental laws and regulations, including those relating to air emissions, wastewater discharges, and chemical and hazardous waste management and disposal. Some of these environmental laws hold owners or operators of land or businesses liable for their own and for previous owners' or operators' releases of hazardous or toxic substances or wastes. Other environmental laws and regulations require the obtainment of, and compliance with, environmental permits. To date, costs of complying with environmental, health and safety requirements have not been material, and the Company did not have any significant accruals related to potential future costs of environmental remediation as of December 31, 2023 and 2022, nor are any material asset retirement obligations recorded as of that date. However, the nature of the Company's operations and its long history of industrial activities at certain of its current or former facilities, as well as those acquired, could potentially result in material environmental liabilities or asset retirement obligations.

Global climate change and related regulations could negatively affect the Company.

Changes in environmental and climate change laws or regulations, including laws relating to GHG emissions, could lead to new or additional investment in the Company's products or facilities and could increase environmental compliance expenditures. Changes in climate change concerns including GHG emissions, and the regulation of such concerns including climate-related disclosures, could subject the Company to additional costs and restrictions, including increased energy and raw material costs and other compliance requirements which could negatively impact the Company's reputation, business, capital expenditures, results of operations and financial position.

As of the date of this filing, we have made several public commitments regarding our intended reduction of GHG emissions, including commitments to achieve net zero GHG emissions by 2050 and the establishment of science-based targets to reduce GHG emissions from our operations and the operations of our value chain. Although we intend to meet these commitments, we may be required to expend significant resources to do so, which could increase our operational costs. Further, there can be no assurance of the extent to which any of our commitments will be achieved, or that any future investments we make in furtherance of achieving such targets and goals will meet investor expectations or any binding or non-binding legal standards regarding sustainability performance. Moreover, we may determine that it is in the best interest of the Company and our stockholders to prioritize other business, social, governance or sustainable investments over the achievement of our current commitments based on economic, regulatory and social factors, business strategy or pressure from investors, activist groups or other stakeholders. If we are unable to meet these commitments, then we could incur adverse publicity and reaction from investors, activist groups and other stakeholders, which could adversely impact the perception of our brands and our products and services by current and potential customers, as well as investors, which could in turn adversely impact our results of operations.

General Risk Factors

The Company is subject to risks arising from widespread health emergencies.

The Company's businesses operate in market segments impacted by widespread health emergencies, including the COVID-19 pandemic. Operating during a widespread health emergency exposes the Company to a number of risks, including diminished demand for our products and our customers' products, suspensions in the operations of our manufacturing facilities, maintenance of appropriate labor levels, our ability to ship products to our customers, interruptions in our supply chains and distribution systems, increases in operating costs related to pay and benefits for our employees, collection of trade receivables in accordance with their terms, and potential impairment of goodwill and long-lived assets, any of which, individually or in the aggregate, could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

While these risks have not to date, in the aggregate, had a material adverse impact on the Company, we are unable to predict the extent or duration of impacts from widespread health emergencies as they will depend on future developments, which are highly uncertain and cannot be predicted at this time, such as the duration and frequency of, and government responses to, such emergencies.

Cybersecurity breaches or significant disruptions of our information technology systems or violations of data privacy laws could adversely affect our business.

We rely on information technology systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support critical business processes. Security breaches of these systems could result in the unauthorized or inappropriate access to confidential information or personal data entrusted to us by our business partners. While we have experienced, and expect to continue to experience, cybersecurity breaches to our information technology systems, none of them to date has had a material impact on the Company. Additionally, these systems may be disrupted as a result of attacks by computer hackers or viruses, human error or wrongdoing, operational failures or other catastrophic events. The Company leverages its internal information technology infrastructures, and those of its business partners, to enable, sustain and protect its global business interests. However, any of the aforementioned breaches or disruptions could result in legal claims, liability or penalties under privacy laws or damage to operations or to the Company's reputation, which could adversely affect our business.

We are subject to data privacy and security laws, regulations and customer-imposed controls as a result of having access to and processing confidential, personal and/or sensitive data in the ordinary course of business. If we are unable to maintain reliable information technology systems and appropriate controls with respect to privacy and security requirements, we may suffer regulatory consequences that could be costly or otherwise adversely affect our business.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

The Company's processes to assess, identify, and manage material cybersecurity risks are included as part of the Company's overall risk management program and include documented procedures and protocols to identify and monitor material cybersecurity risks, provide cybersecurity training and awareness, implement protective controls, and established incident response procedures. The Company also engages third-party professional cybersecurity consultants to assist with its cybersecurity processes, including conducting periodic tabletop exercises and system penetration testing. The Company maintains processes to oversee and identify certain risks from cybersecurity threats associated with its use of these third-party service providers and maintains protections in its vendor risk management process. Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected, nor are reasonably likely to materially affect, the Company, including its business strategy, results of operations, or financial condition.

The Audit Committee of the Company's Board of Directors oversees the assessment and management of the Company's major financial risk exposures, including cybersecurity risk, and reviews the steps management has taken to monitor, control and mitigate such exposures. No less than annually, the Director of Information Security attends an Audit Committee meeting and presents for review and discussion the Company's processes to assess, identify, manage and mitigate material cybersecurity risks. The Audit Committee subsequently reports on the presentation to the full Board of Directors.

The Company's cybersecurity processes are managed by a dedicated department led by the Director of Information Security. The Director of Information Security has 10 years of cybersecurity work experience and carries a number of cybersecurity and security-related certifications. The dedicated department is responsible for developing and implementing the strategies, policies and procedures to manage and mitigate cybersecurity risks. The dedicated department utilizes documented incident response procedures to become informed of and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents. The dedicated department is comprised of a nine-person staff, several of whose members carry multiple cybersecurity and other security-related certifications. The Company's internal audit department also provides support to the Company's cybersecurity processes.

Item 2. Properties.

The number, location and size of the Company's principal properties as of December 31, 2023, by segment follows:

	Number of Facilities				Square Footage (in millions)	
	North America	Europe	Asia	Total	Owned	Leased
Carlisle Construction Materials	28	8	—	36	4.4	1.3
Carlisle Weatherproofing Technologies	37	3	—	40	1.9	1.0
Continuing Operations	65	11	—	76	6.3	2.3
Discontinued Operations	14	—	4	18	0.8	1.0
Total	79	11	4	94	7.1	3.3

The Company considers its principal properties, as well as the related machinery and equipment, to be generally well maintained, and suitable and adequate for its intended purposes.

Item 3. Legal Proceedings.

The Company is a party to certain lawsuits in the ordinary course of business. Information about legal proceedings is included in Note 16.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Performance Graph

The table below shows how a $100 investment in Carlisle has grown over the five-year period ending December 31, 2023, as compared to a $100 investment in the S&P MidCap 400® Index and S&P 500® Index. The graph and corresponding chart assume the investment of $100 in our common stock and each of the indices as of December 31, 2018 and the reinvestment of all dividends.

	Carlisle	S&P MidCap 400	S&P 500
2018	$100.00	$100.00	$100.00
2019	163.09	128.88	124.05
2020	159.85	149.83	138.70
2021	256.76	190.13	170.89
2022	246.28	153.16	146.14
2023	330.65	190.27	167.26

The graph below shows a five-year comparison of cumulative returns for a $100 investment in the Company as compared to the S&P MidCap 400® Index and S&P 500® Index.

Five-Year Comparison



Market Information

The Company's common stock is traded on the New York Stock Exchange under the ticker symbol "CSL." As of December 31, 2023, there were 1,094 stockholders of record. The number of beneficial holders is substantially greater than the number of record holders because a significant portion of our common stock is held of record in broker "street names."

Dividends

We intend to pay dividends to our stockholders and have increased our dividend rate annually for the past 47 years. On January 30, 2024, the Board declared a regular quarterly dividend of $0.85 per share, payable on March 1, 2024, to stockholders of record at the close of business on February 16, 2024. Future dividends remain subject to the discretion of the Board.

Issuer Purchases of Equity Securities

The Company's purchases of its common stock during the three months ended December 31, 2023 follows:

(in millions, except per share amounts)	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs[2]
October	0.6	$ 254.53	0.6	8.0
November	0.5	271.26	0.5	7.5
December	0.1	290.94	0.1	7.4
Total	1.2		1.2	

[1] The Company may also reacquire shares outside of the repurchase program from time to time in connection with the forfeiture of shares in satisfaction of tax withholding obligations from the vesting of share-based compensation. During the three months ended December 31, 2023, there were less than 0.1 million shares reacquired in transactions outside the repurchase program.

[2] Represents the remaining total number of shares that can be repurchased under the Company's stock repurchase program. On February 2, 2021, the Board approved a 5 million share increase in the Company's stock repurchase program. On August 3, 2023, the Company's Board of Directors approved a 7.5 million share increase in the Company's share repurchase program. The share repurchase program has no expiration date, does not obligate the Company to purchase any specified amount of shares and remains subject to the discretion of the Board of Directors. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Sources and Uses of Cash and Cash Equivalents—Share Repurchases" below.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Carlisle Companies Incorporated ("Carlisle", the "Company", "we", "us" or "our") is a leading manufacturer and supplier of innovative building envelope products and solutions for more energy-efficient buildings. Through our building products businesses, Carlisle Construction Materials ("CCM") and Carlisle Weatherproofing Technologies ("CWT"), and family of leading brands, we deliver innovative, labor-reducing and environmentally responsible products and solutions to customers through the Carlisle Experience. Carlisle is committed to generating superior stockholder returns and maintaining a balanced capital deployment approach, including investments in our businesses, strategic acquisitions, share repurchases and continued dividend increases.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our financial statements with a narrative from the perspective of Company management. All references to "Notes" refer to our Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Executive Overview

We are pleased by the Carlisle team's results, achieving full year 2023 income from continuing operations of $718.9 million, an operating margin of 21.4% and an adjusted EBITDA margin of 25.1%. Despite destocking by distributors and contractors during the first half of the year, Carlisle had a strong finish to 2023 with results driven by stronger CCM sales and higher profitability at CWT. We continue to emphasize execution in our businesses through the Carlisle Operating System ("COS"), providing value to our customers by delivering innovative solutions for the building envelope, and delivering the Carlisle Experience to our customers.

With our strong finish to 2023 and the end of the past year's inventory destocking in our channels, our team enters 2024 energized and clearly aligned with our recently launched Vision 2030. The announced sale agreement of our Carlisle Interconnect Technologies ("CIT") business serves as a critical last step in our pivot to a best-in-class pure play building products company. As part of our capital allocation philosophy, we made the strategic decision in 2021 to allocate future cash flow and human capital to maximize total returns by focusing on our building products businesses, which have consistently delivered the highest returns. With the expected proceeds from the sale, we begin 2024 with an eye toward significant value creation to deliver another year of superior returns to our stockholders.

We expect combined benefits from a backlog of roofing projects due to constrained labor and tailwinds from prior year customer destocking to help mitigate potential macro-economic risks. We have entered 2024 with a positive growth outlook that we believe is reasonable, achievable and fully supported by our Vision 2030 strategic objectives. We are confident that innovation with a focus on energy efficiency and labor-saving solutions puts us on the right path to drive above-market growth and earn a premium price in the marketplace.

We remain balanced and disciplined in our approach to capital deployment and plan to elevate our level of capital expenditures and research and development to drive future growth. We continue to manage an active merger and acquisition pipeline focused on synergistic businesses with attractive growth characteristics that complement our high-margin product lines. In 2023, we returned value to our stockholders by repurchasing $900.0 million of shares, adding to our cumulative share repurchases since 2017 of over $3.1 billion. As of December 31, 2023, we had 7.4 million shares available for repurchase under our share repurchase program. We also raised our dividend for the 47th consecutive year using cash generated from operations to return $160.3 million to stockholders in the form of cash dividends.

Summary Financial Results

(in millions, except per share amounts and percentages)		2023		2022		2021
Revenues	$	4,586.9	$	5,449.4	$	3,836.7
Operating income	$	982.8	$	1,204.8	$	573.4
Operating margin		21.4 %		22.1 %		14.9 %
Income from continuing operations	$	718.9	$	858.0	$	385.6
Income from discontinued operations	$	48.5	$	66.0	$	36.1
Diluted earnings per share attributable to common shares:						
Income from continuing operations	$	14.22	$	16.30	$	7.23
Income from discontinued operations	$	0.96	$	1.26	$	0.68
Adjusted EBITDA[1]	$	1,152.8	$	1,391.7	$	723.8
Adjusted EBITDA margin[1]		25.1 %		25.5 %		18.9 %

[1] Adjusted EBITDA and adjusted EBITDA margin are intended to provide investors and others with information about Carlisle's and our segments' performance without the effect of items that, by their nature, tend to obscure core operating results due to potential variability across periods based on the timing, frequency and magnitude of such items. Refer to Non-GAAP Financial Measures in this MD&A for more information about, and a detailed reconciliation of, these items.

Consolidated Results of Operations

Revenues

2023 Compared with 2022

(in millions, except percentages)		2023		2022		Change	%	Organic	Acquisition	Exchange Rate
Revenues	$	4,586.9	$	5,449.4	$	(862.5)	(15.8)%	(15.8)%	— %	— %

The decrease in revenues in 2023 primarily reflects lower sales in the non-residential construction end market of $667.6 million and residential construction end market of $128.4 million, as project delays and uncertainty caused by higher interest rates during the year led to a broad market underperformance and distributors continued to adjust inventory to pre-pandemic levels. Additionally, sales were lower in the general industrial end market by $64.9 million, primarily from the exit of a non-core business.

2022 Compared with 2021

(in millions, except percentages)		2022		2021		Change	%	Organic	Acquisition	Exchange Rate
Revenues	$	5,449.4	$	3,836.7	$	1,612.7	42.0 %	31.2 %	11.6 %	(0.8)%

The increase in revenues in 2022 primarily reflected organic revenue growth of nearly $1.2 billion and contributions from the acquisition of Henry of $444.1 million in the CWT segment, partially offset by unfavorable foreign currency impacts of $28.3 million.

Revenues by Geographic Area

(in millions, except percentages)		2023			2022			2021	
United States	$	4,130.1	90.0 %	$	4,924.0	90.4 %	$	3,413.3	89.0 %
International:									
Europe		211.8			252.6			243.9	
North America (excluding U.S.)		198.0			225.8			136.5	
Asia and Middle East		26.2			24.1			25.5	
Africa		7.1			5.9			7.1	
Other		13.7			17.0			10.4	
Total International		456.8	10.0 %		525.4	9.6 %		423.4	11.0 %
Revenues	$	4,586.9		$	5,449.4		$	3,836.7	

Gross Margin

2023 Compared with 2022

(in millions, except percentages)	2023		2022		Change		%
Gross margin	$	1,634.2	$	1,866.0	$	(231.8)	(12.4)%
Gross margin percentage		35.6 %		34.2 %			
Depreciation and amortization	$	60.9	$	63.5			

Gross margin percentage (gross margin expressed as a percentage of revenues) increased in 2023, driven by operating efficiencies gained through targeted restructuring, strategic sourcing and realized synergies, primarily from the acquisition of Henry on September 1, 2021.

2022 Compared with 2021

(in millions, except percentages)	2022		2021		Change		%
Gross margin	$	1,866.0	$	1,095.5	$	770.5	70.3 %
Gross margin percentage		34.2 %		28.6 %			
Depreciation and amortization	$	63.5	$	60.2			

Gross margin percentage (gross margin expressed as a percentage of revenues) increased in 2022, driven by favorable price to raw materials inflation across both segments.

Selling and Administrative Expenses

2023 Compared with 2022

(in millions, except percentages)	2023		2022		Change		%
Selling and administrative expenses	$	625.2	$	623.5	$	1.7	0.3 %
As a percentage of revenues		13.6 %		11.4 %			
Depreciation and amortization	$	88.8	$	93.6			

Selling and administrative expenses was relatively flat in 2023 as increases related to employee benefits of $8.5 million, professional fees of $4.4 million and travel expenses of $3.4 million were offset by a reduction in sales and marketing expenses of $14.0 million, as lower sales resulted in a lower commissions expense.

2022 Compared with 2021

(in millions, except percentages)	2022		2021		Change		%
Selling and administrative expenses	$	623.5	$	507.8	$	115.7	22.8 %
As a percentage of revenues		11.4 %		13.2 %			
Depreciation and amortization	$	93.6	$	58.2			

Selling and administrative expenses increased in 2022 primarily reflecting an increase in sales and marketing expense of $39.7 million, amortization expense of acquired intangible assets of $35.0 million, facility and services expense of $12.5 million, travel expense of $10.6 million and professional fees of $8.0 million.

Research and Development Expenses

2023 Compared with 2022

(in millions, except percentages)	2023		2022		Change		%
Research and development expenses	$	28.7	$	19.0	$	9.7	51.1 %
As a percentage of revenues		0.6 %		0.3 %			
Depreciation and amortization	$	1.4	$	1.5			

Research and development expenses were higher in 2023 primarily reflecting higher new product development expenses of $6.8 million at our CCM segment and $2.9 million at our CWT segment.

2022 Compared with 2021

(in millions, except percentages)		2022		2021		Change	%
Research and development expenses	$	19.0	$	16.4	$	2.6	15.9 %
As a percentage of revenues		0.3 %		0.4 %			
Depreciation and amortization	$	1.5	$	1.3			

Research and development expenses were higher in 2022 primarily reflecting higher new product development expenses of $2.2 million at our CWT segment and $0.4 million at our CCM segment.

Other Operating (Income) Expense, net

2023 Compared with 2022

(in millions, except percentages)		2023		2022		Change	%
Other operating (income) expense, net	$	(2.5)	$	18.7	$	(21.2)	NM

The change in other operating (income) expense, net, primarily reflected intangible asset impairments of $18.6 million and fixed asset impairments of $6.2 million recorded in 2022 in our rubber asset group partially offset by an increase in the loss on sale of fixed assets of $2.3 million in 2023 compared to 2022.

2022 Compared with 2021

(in millions, except percentages)		2022		2021		Change	%
Other operating expense (income), net	$	18.7	$	(2.1)	$	20.8	NM

The change in other operating expense (income), net, primarily reflected intangible asset impairments of $18.6 million and fixed asset impairments of $6.2 million recorded in 2022 in our rubber asset group partially offset by an impairment loss of $3.2 million recorded in 2021.

Operating Income

2023 Compared with 2022

(in millions, except percentages)		2023		2022		Change	%
Operating income	$	982.8	$	1,204.8	$	(222.0)	(18.4)%
Operating margin percentage		21.4 %		22.1 %			

Refer to *Segment Results of Operations* within this MD&A for further information related to segment operating income results.

2022 Compared with 2021

(in millions, except percentages)		2022		2021		Change	%
Operating income	$	1,204.8	$	573.4	$	631.4	110.1 %
Operating margin percentage		22.1 %		14.9 %			

Refer to *Segment Results of Operations* within this MD&A for further information related to segment operating income results.

Interest Expense, net

2023 Compared with 2022

(in millions, except percentages)		2023		2022		Change	%
Interest expense, net	$	75.6	$	85.9	$	(10.3)	(12.0)%

Interest expense, net of capitalized interest, decreased during 2023 primarily reflecting lower long-term debt balances associated with the redemption in full of $350.0 million of our 3.75% unsecured senior notes due November 15, 2022 (the "2022 Notes") in October 2022 and the redemption in full of $300.0 million of our 0.55% unsecured senior notes due September 1, 2023 (the "2023 Notes") in September 2023. Refer to Note 13 for further information on our long-term debt.

2022 Compared with 2021

(in millions, except percentages)		2022		2021		Change	%
Interest expense, net	$	85.9	$	80.2	$	5.7	7.1 %

Interest expense, net of capitalized interest, increased during 2022 primarily reflecting higher long-term debt balances associated with our public offering of $550.0 million of 2.20% unsecured senior notes and the 2023 Notes completed in September 2021, partially offset by the redemption in full of the 2022 Notes in October 2022. Refer to Note 13 for further information on our long-term debt.

Interest Income

2023 Compared with 2022

(in millions, except percentages)		2023		2022		Change	%
Interest income	$	(20.1)	$	(6.8)	$	(13.3)	195.6 %

Interest income increased during 2023 primarily relating to higher yields compared to the prior year.

2022 Compared with 2021

(in millions, except percentages)		2022		2021		Change	%
Interest income	$	(6.8)	$	(1.1)	$	(5.7)	518.2 %

Interest income increased during 2022 primarily relating to higher yields and a higher invested cash balance compared to the prior year.

Other Non-operating (Income) Expense, net

2023 Compared with 2022

(in millions, except percentages)		2023		2022		Change	%
Other non-operating (income) expense, net	$	(3.1)	$	2.0	$	(5.1)	NM

Other non-operating (income) expense, net in 2023 primarily reflected favorable changes to Rabbi Trust investments of $3.3 million and favorable changes in foreign currencies against the U.S. Dollar of $2.6 million, partially offset by unfavorable changes to pension assets of $0.8 million.

2022 Compared with 2021

(in millions, except percentages)		2022		2021		Change	%
Other non-operating expense, net	$	2.0	$	4.4	$	(2.4)	NM

Other non-operating expense, net in 2022 primarily reflected a favorable change related to the release of the remaining indemnification assets related to the acquisitions of Petersen Aluminum Corporation and Accella Holdings LLC resulting from escrow expirations of $3.6 million and favorable changes to pension assets of $2.5 million. These changes were partially offset by unfavorable changes to Rabbi Trust investments of $2.9 million and unfavorable changes in foreign currencies against the U.S. Dollar of $1.6 million.

Income Taxes

2023 Compared with 2022

(in millions, except percentages)		2023		2022		Change	%
Provision for income taxes	$	211.5	$	265.7	$	(54.2)	(20.4)%
Effective tax rate		22.7 %		23.6 %			

The provision for income taxes on continuing operations for 2023 is lower than 2022, primarily reflecting lower pre-tax income which equated to lower taxes of $54.2 million.

Refer to Note 8 for further information related to income taxes.

2022 Compared with 2021

(in millions, except percentages)	2022	2021	Change	%
Provision for income taxes	$ 265.7	$ 104.3	$ 161.4	154.7 %
Effective tax rate	23.6 %	21.3 %		

The provision for income taxes on continuing operations for 2022 is higher than 2021 primarily reflecting higher pre-tax income which equated to higher taxes of $161.4 million.

Refer to Note 8 for further information related to income taxes.

Income from Discontinued Operations

2023 Compared with 2022

(in millions, except percentages)	2023	2022	Change	%
Income from discontinued operations before taxes	$ 21.7	$ 66.6	$ (44.9)	NM
(Benefit from) provision for income taxes	(26.8)	0.6		
Income from discontinued operations	$ 48.5	$ 66.0		

Income from discontinued operations in 2023 primarily reflects operating results from the CIT and Carlisle Fluid Technologies ("CFT") businesses of $141.6 million, partially offset by the loss on sale of CFT, net of tax, of $61.8 and an impairment of goodwill of $24.8 million. Income from discontinued operations in 2022 primarily reflects operating results from the CIT and CFT businesses of $70.9 million.

Refer to Note 4 for additional information related to discontinued operations.

2022 Compared with 2021

(in millions, except percentages)	2022	2021	Change	%
Income from discontinued operations before taxes	$ 66.6	$ 2.5	$ 64.1	NM
Provision for (benefit from) income taxes	0.6	(33.6)		
Income from discontinued operations	$ 66.0	$ 36.1		

Income from discontinued operations in 2022 primarily reflects operating results from the CIT and CFT businesses of $70.9 million. Income from discontinued operations in 2021 primarily reflects income from the sale of Carlisle Brake and Friction ("CBF"), net of tax, of $19.1 million and operating results from the CIT, CFT and CBF businesses of $12.1 million.

Refer to Note 4 for additional information related to discontinued operations.

Segment Results of Operations

Carlisle Construction Materials ("CCM")

This segment produces a complete line of premium energy-efficient single-ply roofing products and warranted roof systems and accessories for the commercial building industry, including ethylene propylene diene monomer ("EPDM"), thermoplastic polyolefin ("TPO") and polyvinyl chloride ("PVC") membrane, polyisocyanurate ("polyiso") insulation, and engineered metal roofing and wall panel systems for commercial and residential buildings.

(in millions, except percentages)	2023	2022	Change	%	Organic	Acquisition	Exchange Rate
Revenues	$3,253.4	$3,885.2	$ (631.8)	(16.3)%	(16.3)%	— %	— %
Operating income	$ 913.9	$1,175.0	$ (261.1)	(22.2)%			
Operating margin	28.1 %	30.2 %					
Adjusted EBITDA[(1)]	$ 976.8	$1,228.7					
Adjusted EBITDA margin[(1)]	30.0 %	31.6 %					

(1) Adjusted EBITDA and adjusted EBITDA margin are intended to provide investors and others with information about Carlisle's and our segments' performance without the effect of items that, by their nature, tend to obscure core operating results due to potential variability across periods based on the timing, frequency and magnitude of such items. Refer to Non-GAAP Financial Measures in this MD&A for more information about, and a detailed reconciliation of, these items.

CCM's revenue decreased in 2023 primarily reflecting lower sales in non-residential end market of $597.8 million from project delays and uncertainty caused by higher interest rates, and prolonged distributor destocking during the

first part of the year. CCM's operating margin and adjusted EBITDA margin decrease in 2023 primarily reflected higher per unit cost as a result of lower volumes.

(in millions, except percentages)	2022	2021	Change	%	Organic	Acquisition	Exchange Rate
Revenues	$3,885.2	$2,846.2	$ 1,039.0	36.5 %	37.3 %	— %	(0.8)%
Operating income	$1,175.0	$ 619.9	$ 555.1	89.5 %			
Operating margin	30.2 %	21.8 %					
Adjusted EBITDA[1]	$1,228.7	$ 672.7					
Adjusted EBITDA margin[1]	31.6 %	23.6 %					

[1] Adjusted EBITDA and adjusted EBITDA margin are intended to provide investors and others with information about Carlisle's and our segments' performance without the effect of items that, by their nature, tend to obscure core operating results due to potential variability across periods based on the timing, frequency and magnitude of such items. Refer to Non-GAAP Financial Measures in this MD&A for more information about, and a detailed reconciliation of, these items.

CCM's revenue increase in 2022 primarily reflected higher organic revenues from strength in U.S. commercial roofing and price realization across all markets. CCM's operating margin and adjusted EBITDA margin increase in 2022 primarily reflected favorable price to raw materials inflation.

Carlisle Weatherproofing Technologies ("CWT")

This segment produces building envelope solutions that drive energy efficiency and sustainability in commercial and residential applications. Products include high-performance waterproofing and moisture protection products, protective roofing underlayments, fully integrated liquid and sheet applied air/vapor barriers, sealants/primers and flashing systems, roof coatings and mastics, spray polyurethane foam and coating systems for a wide variety of thermal protection applications and other premium polyurethane products, block-molded expanded polystyrene insulation, engineered products for HVAC applications, and premium products for a variety of industrial and surfacing applications.

(in millions, except percentages)	2023	2022	Change	%	Organic	Acquisition	Exchange Rate
Revenues	$1,333.5	$1,564.2	$ (230.7)	(14.7)%	(14.7)%	0.2 %	(0.2)%
Operating income	$ 187.9	$ 128.6	$ 59.3	46.1 %			
Operating margin	14.1 %	8.2 %					
Adjusted EBITDA[1]	$ 284.8	$ 250.6					
Adjusted EBITDA margin[1]	21.4 %	16.0 %					

[1] Adjusted EBITDA and adjusted EBITDA margin are intended to provide investors and others with information about Carlisle's and our segments' performance without the effect of items that, by their nature, tend to obscure core operating results due to potential variability across periods based on the timing, frequency and magnitude of such items. Refer to Non-GAAP Financial Measures in this MD&A for more information about, and a detailed reconciliation of, these items.

CWT's revenue decreased in 2023 primarily reflecting broad market underperformance from project delays and uncertainty caused by higher interest rates. CWT's operating margin and adjusted EBITDA margin increase in 2023 primarily reflected operating efficiencies gained through targeted restructuring, strategic sourcing and realized synergies from the acquisition of Henry. Included in CWT's operating margin for 2022 are intangible asset impairments of $18.6 million and fixed asset impairments of $6.2 million.

(in millions, except percentages)	2022	2021	Change	%	Organic	Acquisition	Exchange Rate
Revenues	$1,564.2	$ 990.5	$ 573.7	57.9 %	13.6 %	44.8 %	(0.5)%
Operating income	$ 128.6	$ 64.4	$ 64.2	99.7 %			
Operating margin	8.2 %	6.5 %					
Adjusted EBITDA[1]	$ 250.6	$ 151.3					
Adjusted EBITDA margin[1]	16.0 %	15.3 %					

[1] Adjusted EBITDA and adjusted EBITDA margin are intended to provide investors and others with information about Carlisle's and our segments' performance without the effect of items that, by their nature, tend to obscure core operating results due to potential variability across periods based on the timing, frequency and magnitude of such items. Refer to Non-GAAP Financial Measures in this MD&A for more information about, and a detailed reconciliation of, these items.

CWT's revenue increased in 2022 primarily reflecting contributions from the Henry acquisition of $444.1 million and organic revenue growth of $135.0 million. CWT's operating margin increase in 2022 primarily reflected favorable price to raw material inflation. Operating margin also included definite-lived intangible asset impairments of $18.6

million and plant, property and equipment impairments of $6.2 million in 2022 and transaction related expenses of $24.4 million from the acquisition of Henry in 2021. CWT's adjusted EBITDA margin increase in 2022 primarily reflected favorable price to raw material inflation.

Liquidity and Capital Resources

A summary of our cash and cash equivalents by region follows:

(in millions)		December 31, 2023		December 31, 2022
Europe	$	14.0	$	19.5
North America (excluding U.S.)		34.1		14.2
China		9.8		3.4
International cash and cash equivalents		57.9		37.1
U.S. cash and cash equivalents		518.8		327.7
Total cash and cash equivalents	$	576.7	$	364.8

We maintain liquidity sources primarily consisting of cash and cash equivalents as well as availability under the Company's Fourth Amended and Restated Credit Agreement (as amended, the "Facility"). In the near term, cash on hand is our primary source of liquidity. The increase in cash and cash equivalents compared to December 31, 2022, is primarily related to cash received from the sale of the CFT business and cash generated from operations, partially offset by cash used on share repurchases, repayment of senior notes, capital expenditures and payment of dividends to stockholders.

In certain countries, primarily China, our cash is subject to local laws and regulations that require government approval for conversion of such cash to U.S. Dollars, as well as for transfer of such cash, both temporarily and permanently outside of that jurisdiction. In addition, upon permanent transfer of cash outside of certain jurisdictions, primarily in Canada, we may be subject to withholding taxes, and as such we have accrued $5.8 million in anticipation of those taxes as of December 31, 2023.

We believe we have sufficient cash on hand, availability under the Facility and operating cash flows to meet our anticipated business requirements for at least the next 12 months. At the discretion of management, the Company may use available cash on capital expenditures, dividends, common stock repurchases, acquisitions and strategic investments.

We also anticipate we will have sufficient cash on hand, availability under the Facility and operating cash flows to meet our anticipated long-term business requirements and to pay outstanding principal balances of our existing notes by the respective maturity dates. Another potential source of liquidity is access to public capital markets, subject to market conditions. We may access the capital markets for a variety of reasons, including to repay the outstanding balances of our outstanding debt and fund acquisitions. Refer to Note 13 for further information on long-term debt.

Sources and Uses of Cash and Cash Equivalents

(in millions)		2023		2022		2021
Net cash provided by operating activities	$	1,201.3	$	1,000.9	$	421.7
Net cash provided by (used in) investing activities		352.4		(61.1)		(1,486.4)
Net cash (used in) provided by financing activities		(1,349.7)		(862.0)		488.1
Effect of foreign currency exchange rate changes on cash		1.5		(2.2)		(1.2)
Change in cash and cash equivalents	$	205.5	$	75.6	$	(577.8)

Operating Activities

We generated operating cash flows totaling $1,201.3 million for 2023 (including working capital sources of $107.6 million), compared with $1,000.9 million for 2022 (including working capital uses of $222.0 million). Higher operating cash flows of $200.4 million in 2023 primarily reflected lower working capital uses of $329.6 million related to decreased inventory of $323.2 million, reflecting reduced purchases to manage inventory balances, partially offset by lower net income of $156.6 million as a result of a decline in revenues.

We generated operating cash flows totaling $1,000.9 million for 2022 (including working capital uses of $222.0 million), compared with $421.7 million for 2021 (including working capital uses of $275.2 million). Higher operating cash flows of $579.2 million in 2022 primarily reflected higher net income of $502.3 million reflecting improved operating results, and a reduction in working capital uses of $53.2 million related to collection of accounts receivable of $181.0 million reflecting increased revenues, partially offset by a reduction in accounts payable of $145.9 million reflecting reduced purchases to manage inventory balances as we return to normal seasonal buying patterns.

Investing Activities

Cash provided by investing activities of $352.4 million for 2023 primarily reflected net cash received from the sale of CFT of $510.6 million and proceeds from the sale of assets of $19.0 million, partially offset by capital expenditures of $142.2 million and the acquisition of a business for $36.1 million.

Cash used in investing activities of $61.1 million for 2022 primarily reflected capital expenditures of $183.5 million and the acquisition of MBTechnology for $24.7 million, partially offset by the proceeds of the contingent consideration from the earn out payment and sale of real estate associated with the 2021 sale of CBF for $132.0 million and proceeds from investment in securities of $10.3 million.

Cash used in investing activities of $1,486.4 million for 2021 primarily reflected the acquisition of Henry for $1,571.3 million, net of cash acquired, capital expenditures of $134.8 million and investment in securities of $30.2 million, partially offset by proceeds of $247.7 million from the sale of CBF.

Financing Activities

Cash used in financing activities of $1,349.7 million for 2023 primarily reflected share repurchases of $900.0 million, the redemption of the 2023 Notes of $300.0 million and cash dividend payments of $160.3 million, reflecting the increased annual dividend rate of $3.40 per share.

Cash used in financing activities of $862.0 million for 2022 primarily reflected share repurchases of $400.0 million, the redemption of the 2022 Notes of $350.0 million and cash dividend payments of $134.4 million.

Cash provided by financing activities of $488.1 million for 2021 primarily reflected net proceeds from our September public offering of $850.0 million in aggregate principal amount of unsecured senior notes and proceeds from the exercise of stock options, net of withholding tax, of $77.4 million, partially offset by share repurchases of $315.6 million and cash dividend payments of $112.5 million.

Share Repurchases

On August 3, 2023, the Board approved a 7.5 million share increase in the Company's share repurchase program. We repurchased approximately 3.5 million shares in 2023 as part of our plan to return capital to stockholders, utilizing $900.0 million of our cash on hand. As of December 31, 2023, we had authority to repurchase 7.4 million shares.

Purchases may occur from time to time over an indefinite period of time in the open market, in privately negotiated transactions and through block trades, and no maximum purchase price has been set. The decision to repurchase shares depends on price, availability and other corporate developments and is subject to the discretion of the Board. The Company plans to continue to repurchase shares in 2024 on an opportunistic basis.

Debt Instruments

Senior Notes

On September 1, 2023, the Company redeemed in full the 2023 Notes at the redemption price of $300.8 million, consisting of the principal amount of $300.0 million and $0.8 million of interest.

We also have unsecured senior notes outstanding of $400.0 million due December 1, 2024 (at a stated interest rate of 3.5%), $600.0 million due December 1, 2027 (at a stated interest rate of 3.75%), $750 million due March 1, 2030 (at a stated interest rate of 2.75%) and $550.0 million due March 1, 2032 (at a stated interest rate of 2.20%) that are rated BBB by Standard & Poor's and Baa2 by Moody's.

Revolving Credit Facility

During 2023, we had $84.0 million in borrowings and repayments under the Facility with a weighted average interest rate of 6.61%. During 2022, we had no borrowings or repayments under the Facility. As of December 31, 2023 and December 31, 2022, there were no borrowings under the Facility and $1.0 billion of availability.

Debt Covenants

We are required to meet various covenants and limitations under our senior notes and Facility, including certain leverage ratios, interest coverage ratios and limits on outstanding debt balances held by certain subsidiaries. We were in compliance with all covenants and limitations as of December 31, 2023 and 2022.

Refer to Note 13 for further information on our debt instruments.

Critical Accounting Estimates

Our significant accounting policies are more fully described in Note 1. In preparing the Consolidated Financial Statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP"), the Company's management must make informed decisions which impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and assumptions on which to base estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to goodwill and indefinite-lived intangible assets, valuation of long-lived assets, revenue recognition, income taxes and extended product warranties on an ongoing basis. The Company bases its estimates on historical experience, terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources, that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Business Combinations

As noted in "*Item 1. Business. Business Strategy",* we have a history and a strategy of acquiring businesses. We account for these business combinations as required by GAAP under the acquisition method of accounting, which requires us to recognize the assets acquired and the liabilities assumed at their acquisition date fair values. Deferred taxes are recorded for any differences between fair value and tax basis of assets acquired and liabilities assumed and can vary based on the structure of the acquisition as to whether it is a taxable or non-taxable transaction. To the extent the purchase price of the acquired business exceeds the fair values of the assets acquired and liabilities assumed, including deferred income taxes recorded in connection with the transaction, such excess is recognized as goodwill (see further below for our critical accounting estimate regarding post-acquisition accounting for goodwill). The most critical areas of judgment in applying the acquisition method include selecting the appropriate valuation techniques and assumptions that are used to measure the acquired assets and assumed liabilities at fair value, particularly for intangible assets, contingent consideration, acquired tangible assets such as property, plant and equipment, and inventory.

The key techniques and assumptions utilized by type of major acquired asset or liability generally include:

Asset/Liability	Typical Valuation Technique	Key Assumptions
Technology-based intangible assets	Relief from royalty method	• Estimated future revenues from acquired technology • Royalty rates that would be paid if licensed from a third-party • Discount rates
Customer-based intangible assets	Multiple-period excess earnings method	• Estimated future revenues from existing customers • Rates of customer attrition • Earnings before interest, taxes, depreciation and amortization ("EBITDA") margins • Discount rates • Contributory asset charges
Trademark/trade name intangible assets	Relief from royalty method	• Estimated future revenues from acquired trademark/trade name • Economic useful lives (definite vs. indefinite) • Royalty rates that would be paid if licensed from a third-party • Discount rates
Property, plant & equipment	Market comparable transactions (real property) and replacement cost, new less economic depreciation (personal property)	• Similarity of subject property to market comparable transactions • Costs of like equipment in new condition • Economic obsolescence rates
Inventory	Net realizable value less (i) estimated costs of completion and disposal, and (ii) a reasonable profit allowance for the seller	• Estimated percentage complete (WIP inventory) • Estimated selling prices • Estimated completion and disposal costs • Estimated profit allowance for the seller
Contingent consideration	Discounted future cash flows	• Future revenues and/or net earnings • Discount rates

In selecting techniques and assumptions noted above, we generally engage third-party, independent valuation professionals to assist us in developing the assumptions and applying the valuation techniques to a particular business combination transaction. In particular, the discount rates selected are compared to and evaluated with (i) the industry weighted-average cost of capital, (ii) the inherent risks associated with each type of asset and (iii) the level and timing of future cash flows appropriately reflecting market participant assumptions.

As noted above, goodwill represents a residual amount of purchase price. However, the primary items that generate goodwill include the value of the synergies between the acquired company and our existing businesses and the value of the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset. Refer to Note 3 for more information regarding business combinations, specifically the items that generated goodwill in our recent acquisitions.

Subsequent Measurement of Goodwill

Goodwill is not amortized but is tested annually, or more often if impairment indicators are present, for impairment at a reporting unit level. Goodwill is tested for impairment via a one-step process by comparing the fair value of goodwill with its carrying value. We recognize an impairment for the amount by which the carrying amount exceeds the fair value. We estimate the fair value of our reporting units based on the income approach utilizing the discounted cash flow method and the market approach utilizing the public company market multiple method. The key techniques and assumptions generally include:

Valuation Technique	Key Assumptions
Discounted future cash flows	• Estimated future revenues • EBITDA margins • Discount rates
Market multiple method	• Peer public company group • Financial performance of reporting units relative to peer public company group

We have determined that we have four reporting units and have allocated goodwill to those following reporting units as follows:

(in millions)	December 31, 2023	December 31, 2022
Carlisle Construction Materials - Commercial Roofing	$ 848.9	848.9
Carlisle Construction Materials - Architectural Metals	59.5	59.5
Carlisle Construction Materials - Europe	26.3	24.4
Carlisle Weatherproofing Technologies	267.8	244.8
Total	$ 1,202.5	$ 1,177.6

Annual Impairment Test

We test our goodwill for impairment annually as of November 1. For the November 1, 2023 impairment test, the CCM - Commercial Roofing, CCM - Architectural Metals, and CWT reporting units were tested for impairment using a qualitative approach. Under this approach, an entity may assess qualitative factors as well as relevant events and circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Through the results of our analysis, we determined that it is not more likely than not that the fair value of the aforementioned reporting units were less than their carrying values and thus, a quantitative analysis was not performed. The CCM - Europe reporting unit was tested for impairment using the quantitative approach described above, resulting in a fair value that exceeded the carrying value by less than 10%.

We will continue to closely monitor actual results versus expectations as well as whether and to what extent any significant changes in current events or conditions result in corresponding changes to our expectations about estimated future cash flows, discount rates and market multiples. If our adjusted expectations of the operating results, both in size and timing, of CCM - Europe do not materialize, if the discount rate increases (based on increases in interest rates, market rates of return or market volatility) or if market multiples decline, we may be required to record goodwill impairment charges.

While we believe our conclusions regarding the estimates of fair value of our reporting units are appropriate, these estimates are subject to uncertainty and by nature include judgments and estimates regarding various factors. These factors include the rate and extent of growth in the markets that our reporting units serve, the realization of future sales price and volume increases, fluctuations in exchange rates, fluctuations in price and availability of key raw materials, future operating efficiencies and, as it pertains to discount rates, the volatility in interest rates and costs of equity.

Refer to Note 11 for more information regarding goodwill.

Subsequent Measurement of Indefinite-Lived Intangible Assets

As discussed above, indefinite-lived intangible assets are recognized and recorded at their acquisition-date fair value. Intangible assets with indefinite useful lives are not amortized but are tested annually at the appropriate unit of account, which generally equals the individual asset, or more often if impairment indicators are present. Indefinite-lived intangible assets are tested for impairment via a one-step process by comparing the fair value of the intangible asset with its carrying value. We recognize an impairment charge for the amount by which the carrying amount exceeds the intangible asset's fair value. We generally estimate the fair value of our indefinite-lived intangible assets consistent with the techniques noted above using our expectations about future cash flows, discount rates and royalty rates for purposes of the annual test. We monitor for significant changes in those assumptions during interim reporting periods. We also periodically re-assess indefinite-lived intangible assets as to whether its useful lives can be determined, and if so, we would begin amortizing any applicable intangible asset.

Annual Impairment Test

We test our indefinite-lived intangible assets for impairment annually as of November 1. For the November 1, 2023 impairment test, all indefinite-lived intangible assets, except for the Henry trade name within the CWT reportable segment, were tested for impairment using the qualitative approach. The Henry trade name, with an aggregate carrying value of $218.9 million, was tested for impairment using the quantitative approach described above, resulting in a fair value that exceeded its carrying amount by less than 10%.

We will continue to closely monitor actual results versus expectations as well as whether and to what extent any significant changes in current events or conditions result in corresponding changes to our expectations about future estimated revenues and discount rates. If our adjusted expectations of the revenues of this trade name does not materialize or if the discount rate increases (based on increases in interest rates, market rates of return or market volatility), we may be required to record intangible asset impairment charges, which may be material.

Refer to Note 11 for more information regarding intangible assets.

Revenue Recognition

Revenue is recognized when obligations under the terms of a contract with a customer are satisfied; generally, this occurs with the transfer of control of our products or services. Revenue is measured as the amount of total consideration expected to be received in exchange for transferring goods or providing services. Total expected consideration, in certain cases, is estimated at each reporting period, including interim periods, and is subject to change with variability dependent on future events, such as customer behavior related to future purchase volumes, returns, early payment discounts and other customer allowances. Estimates for rights of return, discounts and rebates to customers, and other adjustments for variable consideration are provided for at the time of sale as a deduction to revenue, based on an analysis of historical experience and actual sales data. Changes in these estimates are reflected as an adjustment to revenue in the period identified. Sales, value added and other taxes collected concurrently with revenue-producing activities are excluded from revenue.

We receive payment at the inception of the contract for separately priced extended service warranties, and revenue is deferred and recognized on a straight-line basis over the life of the contracts. The term of these warranties ranges from five to 40 years. The weighted average life of the contracts as of December 31, 2023, is approximately 20 years.

Additionally, critical judgments and estimates related to revenue recognition relative to certain customer contracts in our CIT and CFT businesses, which are classified as discontinued operations, in which they are contract manufacturers or where they have entered into an agreement to provide both services (engineering and design) and products resulting from those services, include the following:

- Determination of whether revenue is earned at a "point-in-time" or "over time": Where contracts provide for the manufacture of highly customized products with no alternative use and provide CIT or CFT the right to payment for work performed to date, including a normal margin for that effort, we have concluded those contracts require the recognition of revenue over time.

- For performance obligations satisfied over time, revenue is determined using the input method as we believe that best depicts the transfer of control to the customer, as the customer controls the inventory as it is produced. Measurement of revenue uses the key inputs of inventory in our possession and expected gross margin. We believe inventory reflects an appropriate measure of cost incurred to date, relative to total costs, to which we apply an expected gross margin to determine revenues. We utilize an estimate of expected gross margin based on historical margin patterns and management's experience, which may vary based on the customers and end markets being evaluated. There are multiple unique customer contracts at CIT or CFT. Accordingly, the estimate of expected margin is done for each customer discretely. We review the margins for these categories as contracts, customers and product profiles change over time so that the margin expectations reflect the best available data for each category.

Income Taxes

Our income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management's best estimate of current and future taxes to be paid. We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgments and estimates are required in the determination of the consolidated income tax expense.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and its reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets in the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations.

We believe that it is more likely than not that the benefit from certain U.S. federal, state and foreign net operating loss, and credit carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $15.1 million on the deferred tax assets related to these carryforwards.

We (1) record unrecognized tax benefits as liabilities in accordance with Accounting Standards Codification 740, *Income Taxes* ("ASC 740") and (2) adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

Extended Product Warranty Reserves

We offer extended warranty contracts on sales of certain products, the most significant being those offered on our installed roofing and weatherproofing systems within the CCM and CWT segments. Current costs of services performed under these contracts are expensed as incurred. We also record an additional loss and a corresponding reserve if the total expected costs of providing services under the contract exceed unamortized deferred revenues equal to such excess. We estimate total expected warranty costs using actuarially derived estimates of future costs of servicing the warranties. The key inputs that are utilized to develop these estimates include historical claims experience by type of product, location, and labor and material costs. The estimates of the volume and severity of these claims and associated costs are dependent upon the above assumptions and future results could differ from our current expectations. We currently do not have any material loss reserves recorded associated with our extended product warranties.

Non-GAAP Financial Measures

EBIT, Adjusted EBIT, Adjusted EBITDA and Adjusted EBITDA Margin

Earnings before interest and taxes ("EBIT"), adjusted EBIT, adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and adjusted EBITDA margin are intended to provide investors and others with information about our performance and our segments' performance without the effect of items that, by their nature, tend to obscure core operating results due to potential variability across periods based on the timing, frequency and magnitude of such items. As a result, management believes that these measures enhance the ability of investors to analyze trends in our business and evaluate our performance relative to similarly-situated companies. This information differs from net income, operating income, and operating margin determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. Our and our segments' EBIT, adjusted EBIT, adjusted EBITDA and adjusted EBITDA margin follows. These non-GAAP financial measures may not be comparable to similarly titled measures reported by other companies.

(in millions, except percentages)	December 31,		
	2023	2022	2021
Net income (GAAP)	$ 767.4	$ 924.0	$ 421.7
Less: income from discontinued operations (GAAP)	48.5	66.0	36.1
Income from continuing operations (GAAP)	718.9	858.0	385.6
Provision for income taxes	211.5	265.7	104.3
Interest expense, net	75.6	85.9	80.2
Interest income	(20.1)	(6.8)	(1.1)
EBIT	985.9	1,202.8	569.0
Exit and disposal, and facility rationalization costs	7.8	0.2	0.7
Inventory step-up amortization and transaction costs	2.0	4.3	26.3
Impairment charges	1.8	25.3	3.2
Losses from acquisitions and disposals	2.8	0.1	4.1
Losses from insurance	—	0.3	0.7
Losses from litigation	1.4	0.1	0.1
Total non-comparable items	15.8	30.3	35.1
Adjusted EBIT	1,001.7	1,233.1	604.1
Depreciation	66.3	66.5	56.0
Amortization	84.8	92.1	63.7
Adjusted EBITDA	$ 1,152.8	$ 1,391.7	$ 723.8
Divided by:			
Total revenues	$ 4,586.9	$ 5,449.4	$ 3,836.7
Adjusted EBITDA margin	25.1 %	25.5 %	18.9 %

(in millions, except percentages)		Year Ended December 31, 2023					
			CCM		CWT		Corporate and unallocated
Operating income (loss) (GAAP)	$	913.9	$	187.9	$	(119.0)
Non-operating (income) expense, net[1]		(0.4)		0.2		(2.9)
EBIT		914.3		187.7		(116.1)
Exit and disposal, and facility rationalization costs		5.1		2.7		—
Inventory step-up amortization and transaction costs		—		0.5		1.5
Impairment charges		—		1.8		—
Losses (gains) from acquisitions and disposals		0.4		2.5		(0.1)
Losses (gains) from litigation		—		1.5		(0.1)
Total non-comparable items		5.5		9.0		1.3
Adjusted EBIT		919.8		196.7		(114.8)
Depreciation		45.0		17.5		3.8
Amortization		12.0		70.6		2.2
Adjusted EBITDA	$	976.8	$	284.8	$	(108.8)
Divided by:						
Total revenues	$	3,253.4	$	1,333.5	$	—
Adjusted EBITDA margin		30.0 %		21.4 %		NM

[1] Includes other non-operating (income) expense, net, which may be presented in separate line items on the Consolidated Statements of Income and Comprehensive Income.

(in millions, except percentages)		Year Ended December 31, 2022					
			CCM		CWT		Corporate and unallocated
Operating income (loss) (GAAP)	$	1,175.0	$	128.6	$	(98.8)
Non-operating expense (income), net[1]		2.0		0.8		(0.8)
EBIT		1,173.0		127.8		(98.0)
Exit and disposal, and facility rationalization costs		0.1		0.1		—
Inventory step-up amortization and transaction costs		—		—		4.3
Impairment charges		—		25.0		0.3
Losses from acquisitions and disposals		—		0.3		(0.2)
Losses from insurance		—		0.3		—
Losses from litigation		—		—		0.1
Total non-comparable items		0.1		25.7		4.5
Adjusted EBIT		1,173.1		153.5		(93.5)
Depreciation		38.7		24.1		3.7
Amortization		16.9		73.0		2.2
Adjusted EBITDA	$	1,228.7	$	250.6	$	(87.6)
Divided by:						
Total revenues	$	3,885.2	$	1,564.2	$	—
Adjusted EBITDA margin		31.6 %		16.0 %		NM

[1] Includes other non-operating (income) expense, net, which may be presented in separate line items on the Consolidated Statements of Income and Comprehensive Income.

(in millions, except percentages)		Year Ended December 31, 2021					
		CCM		CWT		Corporate and unallocated	
Operating income (loss) (GAAP)	$	619.9	$	64.4	$	(110.9)	
Non-operating expense (income), net[1]		2.5		(0.4)		2.3	
EBIT		617.4		64.8		(113.2)	
Exit and disposal, and facility rationalization costs		0.1		0.4		0.2	
Inventory step-up amortization and transaction costs		—		24.4		1.9	
Impairment charges		—		—		3.2	
Losses from acquisitions and disposals		2.2		—		1.9	
Losses from insurance		0.3		0.4		—	
Losses from litigation		—		—		0.1	
Total non-comparable items		2.6		25.2		7.3	
Adjusted EBIT		620.0		90.0		(105.9)	
Depreciation		36.6		15.7		3.7	
Amortization		16.1		45.6		2.0	
Adjusted EBITDA	$	672.7	$	151.3	$	(100.2)	
Divided by:							
Total revenues	$	2,846.2	$	990.5	$	—	
Adjusted EBITDA margin		23.6 %		15.3 %		NM	

[1] Includes other non-operating (income) expense, net, which may be presented in separate line items on the Consolidated Statements of Income and Comprehensive Income.

Outlook

Revenues

Our expectations for segment revenues in 2024 follows:

	2024 Revenues	Primary Drivers
Carlisle Construction Materials	~ +6%	• Channel tailwinds following 2023 inventory destocking • Strong contractor backlogs and re-roof demand
Carlisle Weatherproofing Technologies	~ +4%	• Strong residential demand • Partially offset by headwinds in new non-residential markets
Total Carlisle	~ +5%	

Cash Flows

Our priorities for the use of cash are to invest in growth and performance improvement opportunities for our existing businesses through capital expenditures, pursue strategic acquisitions that meet our stockholder return criteria, pay dividends to stockholders and return value to stockholders through share repurchases.

Capital expenditures in 2024 are expected to be approximately $160 million to $180 million. Planned capital expenditures for 2024 include new product and capacity expansion, business sustaining projects and cost reduction efforts.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally use words such as "expect," "foresee," "anticipate," "believe," "project," "should," "estimate," "will," "plans," "intends," "forecast," and similar expressions, and reflect our expectations concerning the future. Such statements are made based on known events and circumstances at the time of publication and, as such, are subject in the future to unforeseen risks and uncertainties. It is possible that our future performance may differ materially from current expectations expressed in these forward-looking statements, due to a variety of factors such as: increasing price and product/service competition by foreign and domestic competitors, including new entrants; technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost-effective basis; our mix of products/services; increases in raw material costs that cannot be recovered in product pricing; domestic and foreign governmental and public policy changes including environmental and industry regulations; the ability to meet our goals relating to our intended reduction of greenhouse gas emissions, including our net zero commitments; threats associated with and efforts to combat terrorism; protection and validity of patent and other intellectual property rights; the identification of strategic acquisition targets and our successful completion of any transaction and integration of our strategic acquisitions; our successful completion of strategic dispositions; the cyclical nature of our businesses; the impact of information technology, cybersecurity or data security breaches at our businesses or third parties; the outcome of pending and future litigation and governmental proceedings; the emergence or continuation of widespread health emergencies such as the COVID-19 pandemic, including, for example, expectations regarding their impact on our businesses, including on customer demand, supply chains and distribution systems, production, our ability to maintain appropriate labor levels, our ability to ship products to our customers, our future results, or our full-year financial outlook; and the other factors discussed in the reports we file with or furnish to the Securities and Exchange Commission from time to time. In addition, such statements could be affected by general industry and market conditions and growth rates, the condition of the financial and credit markets and general domestic and international economic conditions, including inflation and interest rate and currency exchange rate fluctuations. Further, any conflict in the international arena, including the Russian invasion of Ukraine and war in the Middle East, may adversely affect general market conditions and our future performance. Any forward-looking statement speaks only as of the date on which that statement is made, and we undertake no duty to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which that statement is made, unless otherwise required by law. New factors emerge from time to time and it is not possible for management to predict all of those factors, nor can it assess the impact of each of those factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk in the form of changes in interest rates, foreign currency exchange rates and commodity prices for raw materials. We may, from time to time, enter into derivative financial instruments to manage these risks; however, we do not utilize such instruments or contracts for speculative or trading purposes. In the event that we enter into a derivative financial instrument, it is possible that such future dated contracts could no longer serve as a hedge if the projected cash flow does not occur as anticipated at the time of contract initiation.

Interest Rate Risk

We are exposed to interest rate risks as a result of our borrowing and investing activities, which principally includes long-term borrowings used to maintain liquidity and to fund our business operations and capital requirements. We may enter into interest rate swaps from time to time to manage our mix of fixed and variable interest rate debt effectively. We may enter into other interest rate derivatives such as treasury locks or zero cost collars to manage forecasted interest rates associated with bond offerings. As of December 31, 2023 and 2022, there were no interest rate swaps or other derivative instruments in place and, at both dates, all of our long-term debt was fixed-rate and U.S. Dollar denominated. We also have a revolving credit facility that allows for borrowings of up to $1.0 billion at a variable interest rate. We had no outstanding borrowings under this facility as of December 31, 2023 and 2022. The nature and amount of our long-term debt may vary from time to time as a result of business requirements, market conditions and other factors. We consider the risk to our results of operations from changes in market rates of interest to be minimal as our interest bearing debt instruments are fixed-rate.

Foreign Currency Exchange Risk

A portion of our operating cash flows are denominated in foreign currencies. As such we are exposed to market risk from changes in foreign currency exchange rates. We are primarily exposed to the exchange rates of currencies including the Chinese Renminbi, Euro, British Pound, Mexican Peso, Canadian Dollar and Japanese Yen. We continually evaluate our foreign currency exposure based on current market conditions and the locations in which we conduct our business. We manage most of our foreign currency exposure on a consolidated basis, which allows us to net certain exposures and take advantage of natural offsets. In order to mitigate foreign currency risk, we may, from time to time, enter into derivative financial instruments, generally foreign currency forward contracts, to hedge the cash flows related to certain foreign currency denominated sales and purchase transactions expected in the near term and the related recognized trade receivable or payable. The gains and losses on these contracts offset changes in the value of the related exposures. It is our policy to enter into foreign currency derivative financial instruments only to the extent considered necessary to meet the objectives set forth above. We generally do not hedge the risk of foreign currency net investments into U.S. Dollars for financial reporting.

We had foreign exchange contracts with maturities less than one year for instruments that are designated and qualify as an accounting cash flow hedge with an aggregate U.S. Dollar equivalent notional value of $26.6 million and $17.5 million as of December 31, 2023 and 2022, respectively. The gross fair value was $(0.9) million and $0.7 million as of December 31, 2023 and 2022, respectively. The effective portion of changes in the fair value of the contracts is recorded in accumulated other comprehensive income (loss) and is recognized in operating income when the underlying forecasted transaction impacts earnings. We also had foreign exchange contracts with maturities less than one year for instruments that are not designed as a cash flow hedge, but nonetheless are entered into as an economic hedge of certain foreign currency risk with an aggregate U.S. Dollar equivalent notional value of $56.4 million and $49.1 million as of December 31, 2023 and 2022, respectively. The gross fair value was $(0.6) million and $(0.2) million as of December 31, 2023 and 2022, respectively. The unrealized gains and losses resulting from these contracts are not significant and are recognized in other non-operating expense, net and partially offset corresponding foreign exchange gains and losses on the underlying items being economically hedged.

The near-term sensitivity of these contracts to changes in foreign currency exchange rates is also minimal as they are scheduled to mature within 12 months. Further, changes in the fair value of these contracts will be offset by changes in the cash flows of the underlying foreign currency denominated sales, purchases, assets and liabilities which the contracts are intended to mitigate (both accounting and economic hedges).

Commodity Price Risk

We continually address the impact of changes in commodity prices on our results of operations and cash flow. Our exposure to changes in commodity prices is principally indirect as we do not directly purchase exchange-traded commodities, but rather purchase raw materials that are a result of further downstream processing (as noted in Item 1 of this Form 10-K), primarily inputs resulting from processing crude oil, natural gas, iron ore, gold, silver and copper. We generally manage the risk of changes in commodity prices that impact our raw material costs by seeking to (i) offset increased costs through increases in prices, (ii) alter the nature and mix of raw materials used to manufacture our finished goods or (iii) enter into commodity-linked sales or purchase contracts, all to the extent possible based on competitive and other economic factors. We may also from time to time enter into derivative financial instruments to mitigate such impact; however, as of December 31, 2023 and 2022, we had no derivative financial instruments in place.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Carlisle Companies Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Carlisle Companies Incorporated (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Other Intangible Assets, Net – Henry Indefinite-Lived Trade Name — Refer to Notes 1, 3, and 11 to the financial statements

Critical Audit Matter Description

The Company has a trade name related to ASP Henry Holdings, Inc. ("Henry") that is an indefinite-lived intangible asset. As of December 31, 2023, the carrying value of the Henry indefinite-lived trade name is $218.9 million. Management estimates the fair value of its indefinite-lived intangible assets annually on its elected assessment date of November 1, 2023, based on the relief from royalty method which is an income approach utilizing the discounted cash flow method. The determination of the fair value requires management to make significant estimates and assumptions related to forecasts of future trade name revenues, royalty rates that would be paid if licensed from a third-party, and discount rates to estimate the net present value of trade name revenues. Changes in these assumptions could have a significant impact on the fair value of the Henry trade name and a significant change in fair value could cause an impairment.

Given the determination of the fair value of the Henry trade name requires management to make significant estimates and assumptions relating to the forecasts of Henry trade name revenues and the selection of the royalty and discount rates, performing audit procedures to evaluate the reasonableness of such estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future Henry trade name revenues and selection of the royalty and discount rates for the Henry trade name included the following, among others:

- We tested the effectiveness of controls over management's intangible asset impairment evaluation, including those over the determination of the fair value of the Henry trade name, such as controls related to management's forecasts of Henry trade name revenues and selection of the royalty and discount rates.

- We evaluated management's ability to accurately forecast future Henry trade name revenues by comparing actual Henry trade name revenues to management's historical forecasts.

- We evaluated the reasonableness of management's forecasts of future Henry trade name revenues by:

  ◦ Comparing management's forecasts with:

    ▪ Historical revenues.

    ▪ Internal communications to management.

    ▪ Forecasted information included in industry reports of the Company and selected companies in its peer group.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the royalty and discount rates by:

  ◦ Testing the source information underlying the determination of the royalty and discount rates and the mathematical accuracy of the calculation.

  ◦ Developing a range of independent estimates and comparing those to the royalty and discount rates selected by management.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona
February 16, 2024

We have served as the Company's auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Carlisle Companies Incorporated

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Carlisle Companies Incorporated (the "Company") as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 16, 2024, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Polar Industries, Inc., Fox Transport, Inc. and LRH, LLC (collectively "Polar") which was acquired on November 8, 2023 and whose financial statements constitute less than 1% of total assets and revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting of Polar.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona
February 16, 2024

Carlisle Companies Incorporated
Consolidated Statements of Income and Comprehensive Income

(in millions, except per share amounts)	Years Ended December 31, 2023	2022	2021
Revenues	$ 4,586.9	$ 5,449.4	$ 3,836.7
Cost of goods sold	2,952.7	3,583.4	2,741.2
Selling and administrative expenses	625.2	623.5	507.8
Research and development expenses	28.7	19.0	16.4
Other operating (income) expense, net	(2.5)	18.7	(2.1)
Operating income	982.8	1,204.8	573.4
Interest expense, net	75.6	85.9	80.2
Interest income	(20.1)	(6.8)	(1.1)
Other non-operating (income) expense, net	(3.1)	2.0	4.4
Income from continuing operations before income taxes	930.4	1,123.7	489.9
Provision for income taxes	211.5	265.7	104.3
Income from continuing operations	718.9	858.0	385.6
Discontinued operations:			
Income before income taxes	21.7	66.6	2.5
(Benefit) provision from income taxes	(26.8)	0.6	(33.6)
Income from discontinued operations	48.5	66.0	36.1
Net income	$ 767.4	$ 924.0	$ 421.7
Basic earnings per share attributable to common shares:			
Income from continuing operations	$ 14.38	$ 16.53	$ 7.33
Income from discontinued operations	0.97	1.27	0.68
Basic earnings per share	$ 15.35	$ 17.80	$ 8.01
Diluted earnings per share attributable to common shares:			
Income from continuing operations	$ 14.22	$ 16.30	$ 7.23
Income from discontinued operations	0.96	1.26	0.68
Diluted earnings per share	$ 15.18	$ 17.56	$ 7.91
Average shares outstanding:			
Basic	49.9	51.8	52.5
Diluted	50.4	52.5	53.2
Comprehensive income:			
Net income	$ 767.4	$ 924.0	$ 421.7
Other comprehensive income (loss):			
Foreign currency gains (losses)	46.1	(50.4)	(11.9)
Amortization of unrecognized net periodic benefit costs, net of tax	(1.3)	(1.8)	4.1
Other, net of tax	1.9	(0.4)	(0.4)
Other comprehensive income (loss)	46.7	(52.6)	(8.2)
Comprehensive income	$ 814.1	$ 871.4	$ 413.5

See accompanying Notes to Consolidated Financial Statements

Carlisle Companies Incorporated
Consolidated Balance Sheets

(in millions, except par values)		December 31, 2023		December 31, 2022
ASSETS				
Current assets:				
Cash and cash equivalents	$	576.7	$	364.8
Receivables, net		615.3		615.3
Inventories, net		361.7		518.0
Prepaid expenses		21.2		22.4
Other current assets		107.6		124.7
Assets held for sale		1,725.6		599.8
Total current assets		3,408.1		2,245.0
Property, plant and equipment, net		655.2		602.0
Goodwill		1,202.5		1,177.6
Other intangible assets, net		1,252.9		1,327.5
Other long-term assets		101.3		97.9
Assets held for sale		—		1,772.0
Total assets	$	6,620.0	$	7,222.0
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable	$	245.5	$	273.5
Accrued and other current liabilities		292.9		290.3
Current portion of debt		402.7		301.7
Contract liabilities		26.4		24.4
Liabilities held for sale		218.8		188.5
Total current liabilities		1,186.3		1,078.4
Long-term liabilities:				
Long-term debt, less current portion		1,886.7		2,281.1
Contract liabilities		297.6		270.4
Other long-term liabilities		420.4		473.6
Liabilities held for sale		—		94.1
Total long-term liabilities		2,604.7		3,119.2
Stockholders' equity:				
Preferred stock, $1 par value per share (5.0 shares authorized and unissued)		—		—
Common stock, $1 par value per share (200.0 shares authorized; 47.7 and 50.9 shares outstanding, respectively)		78.7		78.7
Additional paid-in capital		553.8		512.6
Treasury shares, at cost (30.9 and 27.5 shares, respectively)		(3,326.4)		(2,436.2)
Accumulated other comprehensive loss		(111.1)		(157.8)
Retained earnings		5,634.0		5,027.1
Total stockholders' equity		2,829.0		3,024.4
Total liabilities and equity	$	6,620.0	$	7,222.0

See accompanying Notes to Consolidated Financial Statements

Carlisle Companies Incorporated
Consolidated Statements of Cash Flows

(in millions)	2023	2022	2021
	Years Ended December 31,		
Operating activities:			
Net income	$ 767.4	$ 924.0	$ 421.7
Reconciliation of net income to cash flows provided by operating activities:			
Depreciation	84.3	96.7	92.1
Amortization	120.4	154.6	134.1
Lease expense	28.7	27.9	27.1
Stock-based compensation	41.5	31.2	19.4
Deferred taxes	(71.7)	(33.3)	(5.4)
Loss (gain) on sale of discontinued operations	82.5	(7.0)	8.0
Other operating activities, net	28.8	46.2	14.7
Changes in assets and liabilities, excluding effects of acquisitions:			
Receivables	1.5	(25.9)	(206.9)
Inventories	158.0	(165.2)	(136.8)
Contract assets	13.7	(18.9)	13.1
Prepaid expenses and other assets	(24.7)	21.6	(34.6)
Accounts payable	(27.0)	(60.5)	85.4
Accrued and other current liabilities	(10.1)	20.0	4.6
Contract liabilities	23.4	27.4	13.1
Other long-term liabilities	(15.4)	(37.9)	(27.9)
Net cash provided by operating activities	1,201.3	1,000.9	421.7
Investing activities:			
Proceed from sale of discontinued operation, net of cash disposed	510.6	132.0	247.7
Capital expenditures	(142.2)	(183.5)	(134.8)
Acquisitions, net of cash acquired	(36.1)	(24.7)	(1,571.3)
Investment in securities	1.1	10.3	(30.2)
Other investing activities, net	19.0	4.8	2.2
Net cash provided by (used in) investing activities	352.4	(61.1)	(1,486.4)
Financing activities:			
Proceeds from notes	—	—	842.6
Repayments of notes	(300.0)	(350.0)	—
Borrowings from revolving credit facility	84.0	—	650.0
Repayments of revolving credit facility	(84.0)	—	(650.0)
Repurchases of common stock	(900.0)	(400.0)	(315.6)
Dividends paid	(160.3)	(134.4)	(112.5)
Proceeds from exercise of stock options	25.7	40.4	85.9
Withholding tax paid related to stock-based compensation	(11.7)	(14.7)	(8.5)
Financing costs	—	—	(1.7)
Other financing activities, net	(3.4)	(3.3)	(2.1)
Net cash (used in) provided by financing activities	(1,349.7)	(862.0)	488.1
Effect of foreign currency exchange rate changes on cash and cash equivalents	1.5	(2.2)	(1.2)
Change in cash and cash equivalents	205.5	75.6	(577.8)
Less: change in cash and cash equivalents of discontinued operations	(6.4)	9.9	(26.0)
Cash and cash equivalents at beginning of period	364.8	299.1	850.9
Cash and cash equivalents at end of period	$ 576.7	$ 364.8	$ 299.1

See accompanying Notes to Consolidated Financial Statements

Carlisle Companies Incorporated
Consolidated Statements of Stockholders' Equity

(in millions, except per share amounts)	Common Stock Outstanding		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Shares in Treasury		Total Stockholders' Equity
	Shares	Amount				Shares	Cost	
Balance as of January 1, 2021	52.9	$ 78.7	$ 441.7	$ (97.0)	$ 3,928.7	25.5	$ (1,814.4)	$ 2,537.7
Net income	—	—	—	—	421.7	—	—	421.7
Other comprehensive income, net of tax	—	—	—	(8.2)	—	—	—	(8.2)
Dividends - $2.13 per share	—	—	—	—	(112.7)	—	—	(112.7)
Repurchases of common stock	(1.9)	—	—	—	—	1.9	(315.6)	(315.6)
Issuances and deferrals, net for stock-based compensation(1)	1.0	—	39.8	—	—	(1.0)	66.8	106.6
Balance as of December 31, 2021	52.0	$ 78.7	$ 481.5	$ (105.2)	$ 4,237.7	26.4	$ (2,063.2)	$ 2,629.5
Net income	—	—	—	—	924.0	—	—	924.0
Other comprehensive loss, net of tax	—	—	—	(52.6)	—	—	—	(52.6)
Dividends - $2.58 per share	—	—	—	—	(134.6)	—	—	(134.6)
Repurchases of common stock	(1.6)	—	—	—	—	1.6	(400.0)	(400.0)
Issuances and deferrals, net for stock-based compensation(1)	0.5	—	31.1	—	—	(0.5)	27.0	58.1
Balance as of December 31, 2022	50.9	$ 78.7	$ 512.6	$ (157.8)	$ 5,027.1	27.5	$ (2,436.2)	$ 3,024.4
Net income	—	—	—	—	767.4	—	—	767.4
Other comprehensive loss, net of tax	—	—	—	46.7	—	—	—	46.7
Dividends - $3.20 per share	—	—	—	—	(160.5)	—	—	(160.5)
Repurchases of common stock	(3.5)	—	—	—	—	3.5	(900.0)	(900.0)
Issuances and deferrals, net for stock-based compensation(1)	0.3	—	41.2	—	—	(0.1)	9.8	51.0
Balance as of December 31, 2023	47.7	$ 78.7	$ 553.8	$ (111.1)	$ 5,634.0	30.9	$ (3,326.4)	$ 2,829.0

(1) Issuances and deferrals, net for stock-based compensation reflects share activity related to option exercises, net of tax, restricted and performance shares vested, and net issuances and deferrals associated with deferred compensation equity.

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1—Summary of Accounting Policies

Nature of Business

Carlisle Companies Incorporated, its wholly owned subsidiaries and their subsidiaries, referred to herein as the "Company" or "Carlisle," is a manufacturer and supplier of innovative building envelope products and solutions for more energy-efficient buildings. Through its building products businesses, Carlisle Construction Materials ("CCM") and Carlisle Weatherproofing Technologies ("CWT"), and family of leading brands, delivers innovative, labor-reducing and environmentally responsible products and solutions to customers through the Carlisle Experience.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and accounts have been eliminated. The Company has reclassified certain prior periods' amounts to conform with the current period presentation on the Consolidated Statements of Cash Flows to reclassify loss (gain) on sale of discontinued operations from other operating activities, net to a separately disclosed line item. The Company reclassified certain prior periods' amounts to conform with the current presentation of geographic area information for long-lived assets in Note 2—Segment Information to aggregate the United Kingdom long-lived assets into Europe, and aggregate the Asia long-lived assets into other. The Company reclassified certain prior periods' amounts to conform with the current presentation of the revenues by end market in Note 6—Revenue Recognition to reflect the nature of revenues in information regularly reviewed by the Company. The Company reclassified certain prior periods' amounts to conform with the current presentation of the deferred tax assets (liabilities), net information in Note 8—Income Taxes to aggregate the inventory reserves and allowance for credit losses into other, net.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Matters

The functional currency of the Company's subsidiaries outside the United States of America ("United States" or "U.S.") is the currency of the primary economic environment in which the subsidiary operates. Assets and liabilities of these operations are translated to the U.S. Dollar at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of stockholders' equity in accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions and from the remeasurement of monetary assets and liabilities and associated income statement activity of foreign subsidiaries where the functional currency is the U.S. Dollar and the records are maintained in the local currency are included in other non-operating (income) expense, net.

Discontinued Operations

The results of operations for the Company's Carlisle Brake & Friction ("CBF"), Carlisle Fluid Technologies ("CFT") and Carlisle Interconnect Technologies ("CIT") businesses have been reclassified as discontinued operations for all periods presented in the Consolidated Statements of Income. Assets and liabilities subject to the sale of CFT and the pending sale of CIT have been reclassified as held for sale for all periods presented in the Consolidated Balance Sheets. Refer to Note 4 for additional information.

Revenue Recognition

Revenue is recognized when obligations under the terms of a contract with a customer are satisfied; generally, this occurs with the transfer of control of the Company's products or services. Revenue is measured as the amount of total consideration expected to be received in exchange for transferring goods or providing services. Total expected consideration, in certain cases, is estimated at each reporting period, including interim periods, and is subject to change with variability dependent on future events, such as customer behavior related to future purchase volumes, returns, early payment discounts and other customer allowances. Estimates for rights of return, discounts and rebates to customers and other adjustments for variable consideration are provided for at the time of sale as a deduction to revenue, based on an analysis of historical experience and actual sales data. Changes in these estimates are reflected as an adjustment to revenue in the period identified. Sales, value added and other taxes collected concurrently with revenue-producing activities are excluded from revenue.

The Company receives payment at the inception of the contract for separately priced extended service warranties, and revenue is deferred and recognized on a straight-line basis over the life of the contracts. The term of these warranties ranges from five to 40 years. The weighted-average life of the contracts as of December 31, 2023, is approximately 20 years.

Refer to Note 6 for further information on revenue recognition.

Costs to Obtain a Contract

Costs of obtaining or fulfilling a contract are recognized as expense as incurred, as the amortization period of these costs would be one year or less. These costs generally include sales commissions and are included in selling, general and administrative expenses.

Shipping and Handling Costs

Costs incurred to physically transfer product to customer locations are recorded as a component of cost of goods sold. Charges passed on to customers are recorded into revenues.

Other Non-operating (Income) Expense, net

Other non-operating (income) expense, net primarily includes foreign currency exchange (gains) losses, indemnification (gains) losses associated with acquired businesses, (gains) losses from Rabbi Trust investments and (gains) losses on sales of a business.

Stock-Based Compensation

The Company accounts for stock-based compensation under the fair-value method. Accordingly, equity-classified stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as compensation cost over the requisite service period. The requisite service period generally matches the stated vesting period of the award but may be shorter if, under the award's terms, the award fully vests upon the employee's retirement or termination from the Company. The Company recognizes compensation cost for awards that have graded vesting features under the graded vesting method, which considers each separately vesting tranche as though they were, in substance, multiple awards.

Additionally, the Company accounts for liability-classified stock-based compensation cost under the fair value method, with the fair value of the award remeasured as of the date of the financial position. The Company recognizes compensation cost over the requisite service period based on the remeasured fair value of the award. The requisite service period generally matches the stated vesting period of the award but may be shorter if, under the award's terms, the award fully vests upon the employee's retirement or termination from the Company.

The Company also accounts for forfeitures of stock-based awards as they occur. Refer to Note 7 for additional information regarding stock-based compensation.

Income Taxes

Income taxes are recorded in accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, which includes an estimate of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Cash Equivalents

Highly liquid investments with a maturity of three months or less when acquired are considered cash equivalents.

Receivables and Allowance for Credit Losses

Receivables are stated at amortized cost net of allowance for credit losses. The Company performs ongoing evaluations of its customers' current creditworthiness, as determined by the review of their credit information to determine if events have occurred subsequent to the recognition of revenue and the related receivable that provides evidence that such receivable will be realized in an amount less than that recognized at the time of sale. Estimates of credit losses are based on historical losses, current economic conditions, geographic considerations, and in some cases, evaluating specific customer accounts for risk of loss.

Changes in the Company's allowance for credit losses by segment follows:

(in millions)	CCM		CWT		Total	
Balance as of December 31, 2021	$	2.1	$	1.0	$	3.1
Current period provision		0.7		1.7		2.4
Amounts written off		(0.4)		(0.1)		(0.5)
Balance as of December 31, 2022	$	2.4	$	2.6	$	5.0
Current period provision		0.1		(0.4)		(0.3)
Amounts written off		(0.2)		(0.6)		(0.8)
Balance as of December 31, 2023	$	2.3	$	1.6	$	3.9

Inventories

Inventories are valued at lower of cost and net realizable value with cost determined primarily on an average cost basis. Cost of inventories includes direct as well as certain indirect costs associated with the acquisition and production process. These costs include raw materials, direct and indirect labor, and manufacturing overhead. Manufacturing overhead includes materials, depreciation and amortization related to property, plant and equipment, and other intangible assets used directly and indirectly in the acquisition and production of inventory, and costs related to the Company's distribution network such as inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other such costs associated with preparing the Company's products for sale. Refer to Note 9 for further information regarding inventories.

Property, Plant and Equipment

Property, plant and equipment are stated at cost including interest costs associated with qualifying capital additions. Costs allocated to property, plant and equipment of acquired companies are based on estimated fair value at the date of acquisition. Depreciation is principally computed on a straight-line basis over the estimated useful lives of the assets. Asset lives are generally 20 to 40 years for buildings, five to 15 years for machinery and equipment and two to 20 years for leasehold improvements. Leasehold improvements are amortized based on the shorter of the underlying lease term or the asset's estimated useful life. Refer to Note 10 for further information regarding property, plant and equipment.

Valuation of Long-Lived Assets

Long-lived assets or asset groups, including amortizable intangible assets, are tested for impairment whenever events or circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The Company groups its long-lived assets classified as held and used at the lowest level for which identifiable cash flows are largely independent of the cash flows from other assets and liabilities for purposes of testing for impairment. The Company's asset groupings vary based on the related business in which the long-lived assets are employed and the interrelationship between those long-lived assets in producing net cash flows; for example, multiple manufacturing facilities may work in concert with one another or may work on a stand-alone basis to produce net cash flows. The Company utilizes its long-lived assets in multiple industries and economic environments and its asset groupings reflect these various factors.

The Company monitors the operating and cash flow results of its long-lived assets or asset groups classified as held and used to identify whether events and circumstances indicate the remaining useful lives of those assets should be adjusted or if the carrying value of those assets or asset groups may not be recoverable. Undiscounted estimated future cash flows are compared with the carrying value of the long-lived asset or asset group in the event indicators of impairment are identified. If the undiscounted estimated future cash flows are less than the carrying amount, the Company determines the fair value of the asset or asset group and records an impairment charge in current earnings to the extent carrying value exceeds fair value. Fair values may be determined based on estimated discounted cash flows by prices for like or similar assets in similar markets or a combination of both.

Long-lived assets or asset groups that are part of a disposal group that meets the criteria to be classified as held for sale are not assessed for impairment, but rather a loss is recorded against the disposal group if fair value, less cost to sell, of the disposal group is less than its carrying value.

Goodwill and Other Intangible Assets

Intangible assets are recognized and recorded at their acquisition date fair values. Intangible assets that are subject to amortization are amortized on a straight-line basis over their useful lives. Definite-lived intangible assets consist primarily of acquired customer relationships, patents and technology, certain trade names and non-compete agreements. The Company determines the useful life of its definite-lived intangible assets based on multiple factors including the size and make-up of the acquired customer base, the expected dissipation of those customers over time, the Company's own experience in the particular industry, the impact of known trends such as technological obsolescence, product demand or other factors and the period over which expected cash flows are used to measure the fair value of the intangible asset at acquisition. The Company periodically re-assesses the useful lives of its definite-lived intangible assets when events or circumstances indicate that useful lives have significantly changed from the previous estimate.

Intangible assets with indefinite useful lives are not amortized but are tested annually, or more often if impairment indicators are present, for impairment via a one-step process by comparing the fair value of the intangible asset with its carrying value. If the intangible asset's carrying value exceeds its fair value, an impairment charge is recorded in current earnings for the excess. The Company estimates the fair value of its indefinite-lived intangible assets based on the income approach utilizing the discounted cash flow method. The Company's annual testing date for indefinite-lived intangible assets is November 1. The Company periodically re-assesses indefinite-lived intangible assets as to whether their useful lives can be determined and, if so, begins amortizing any applicable intangible asset.

Goodwill is not amortized but is tested annually, or more often if impairment indicators are present, for impairment at a reporting unit level. The Company's annual testing date for goodwill is November 1. The Company determined it had four reporting units within its two reportable segments. As noted earlier, the CFT and CIT businesses and their corresponding reporting units have been reclassified as held for sale for all periods presented.

Refer to Note 11 for additional information regarding goodwill and other intangible assets.

Extended Product Warranty Reserves

The Company offers extended warranty contracts on sales of certain products; the most significant being those offered on its installed roofing and weatherproofing systems. Current costs of services performed under these contracts are expensed as incurred and included in cost of goods sold. The Company would record a reserve within accrued expenses if the total expected costs of providing services at a product line level exceed unamortized deferred revenues. Total expected costs of providing extended product warranty services are actuarially determined using standard quantitative measures based on historical claims experience and management judgment. Refer to Note 6 and Note 12 for additional information regarding deferred revenue and extended product warranties.

Pension

The Company maintains defined benefit pension plans primarily for certain domestic employees. The annual net periodic benefit cost and projected benefit obligations related to these plans are determined on an actuarial basis annually on December 31, unless a remeasurement event occurs in an interim period. This determination requires assumptions to be made concerning general economic conditions (particularly interest rates), expected return on plan assets, increases to compensation levels and mortality rate trends. Changes in the assumptions to reflect actual experience can result in a change in the net periodic benefit cost and projected benefit obligations.

The defined benefit pension plans' assets are measured at fair value annually on December 31, unless a remeasurement event occurs in an interim period. The Company uses the market related valuation method to determine the value of plan assets for purposes of determining the expected return on plan assets component of net periodic benefit cost. The market related valuation method recognizes the change of the fair value of the plan assets over five years. If actual experience differs from these long-term assumptions, the difference is recorded as an actuarial gain (loss) and amortized into earnings over a period of time based on the average future service period, which may cause the expense related to providing these benefits to increase or decrease. Refer to Note 14 for additional information regarding these plans and the associated plan assets.

Leases

The Company determines if an arrangement is a lease at inception by evaluating if the asset is explicitly or implicitly identified or distinct, if the Company will receive substantially all of the economic benefit or if the lessor has an economic benefit and the ability to substitute the asset. Operating leases are included in other long-term assets, accrued and other current liabilities, and other long-term liabilities.

Right-of-use assets ("ROU assets") represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of fixed and known lease payments over the lease term. Variable payments are not included in the ROU asset or lease liability and can vary from period to period based on the use of an asset during the period or the Company's proportionate share of common costs. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense for these leases is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease components and non-lease components. The Company has elected to apply the practical expedient to account for these components as a single lease component, for all classes of underlying assets. Refer to Note 16 for additional information regarding leases.

Contingencies and Insurance Recoveries

The Company is exposed to losses related to various potential claims related to its employee obligations and other matters in the normal course of business, including commercial, employee, environmental or other regulatory litigation. The Company records a liability related to such potential claims, both those reported to the Company and incurred but not yet reported, when probable and reasonably estimable. The Company's policy is to expense legal defense costs related to such matters as incurred.

The Company maintains occurrence-based insurance contracts related to certain contingent losses primarily workers' compensation, medical and dental, general liability, property, and product liability claims up to applicable retention limits as part of its risk management strategy. The Company records a recovery under these insurance contracts when such recovery is deemed probable. Insurance proceeds in excess of realized losses are gain contingencies and not recorded until realized. Refer to Note 16 for additional information regarding contingencies and insurance recoveries.

Derivative Instruments and Hedge Accounting

From time to time, the Company may enter into derivative financial instruments to hedge various risks to cash flows or the fair value of recognized assets and liabilities, including those arising from fluctuations in foreign currencies, interest rates and commodities. The Company recognizes these instruments at the time they are entered into and measures them at fair value. For instruments that are designated and qualify as cash flow hedges under GAAP, the changes in fair value period-to-period, less any excluded components, are classified in accumulated other comprehensive income, until the underlying transaction being hedged impacts earnings. The excluded components are recorded in current period income (loss). For those instruments that are designated and qualify as fair value hedges under GAAP, the changes in fair value period-to-period of both the derivative instrument and underlying hedged item are recognized currently in earnings. For those instruments not designated or do not qualify as hedges under GAAP, the changes in fair value period-to-period are classified immediately in current period income, within other non-operating (income) expense, net. Refer to Note 17 for a description of the Company's current derivative instrument and hedging activities.

New Accounting Standards Issued But Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07")*, which is intended to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for the Company beginning January 1, 2024 and requires the use of a retrospective approach to all prior periods presented. The

Company plans to adopt the standard on January 1, 2024 and is evaluating the impact on the Consolidated Financial Statements, but does not anticipate that it will have a material impact.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for the Company beginning January 1, 2025 and allows the use of a prospective or retrospective approach. The Company plans to adopt the standard on January 1, 2025 and has not yet determined the impact on the Consolidated Financial Statements.

Note 2—Segment Information

The Company reports its results of operations through the following two segments, each of which represents a reportable segment as follows:

Carlisle Construction Materials ("CCM")—this segment produces a complete line of premium single-ply roofing products and warranted roof systems and accessories for the commercial building industry, including ethylene propylene diene monomer ("EPDM"), thermoplastic polyolefin ("TPO") and polyvinyl chloride ("PVC") membrane, polyiso insulation, and engineered metal roofing and wall panel systems for commercial and residential buildings.

Carlisle Weatherproofing Technologies ("CWT")—this segment produces building envelope solutions that effectively drive energy efficiency and sustainability in commercial and residential applications. Products include high-performance waterproofing and moisture protection products, protective roofing underlayments, fully integrated liquid and sheet applied air/vapor barriers, sealants/primers and flashing systems, roof coatings and mastics, spray polyurethane foam and coating systems for a wide variety of thermal protection applications and other premium polyurethane products, block-molded expanded polystyrene insulation, engineered products for HVAC applications, and premium products for a variety of industrial and surfacing applications.

Summary financial information by reportable segment follows:

(in millions)	Revenues		Operating Income (Loss)		Depreciation and Amortization		Capital Expenditures	
2023								
Carlisle Construction Materials	$	3,253.4	$	913.9	$	57.0	$	84.5
Carlisle Weatherproofing Technologies		1,333.5		187.9		88.1		26.0
Segment Total		4,586.9		1,101.8		145.1		110.5
Corporate and unallocated [(1)]		—		(119.0)		6.0		0.3
Total	$	4,586.9	$	982.8	$	151.1	$	110.8
2022								
Carlisle Construction Materials	$	3,885.2	$	1,175.0	$	55.6	$	135.1
Carlisle Weatherproofing Technologies		1,564.2		128.6		97.1		21.6
Segment Total		5,449.4		1,303.6		152.7		156.7
Corporate and unallocated [(1)]		—		(98.8)		5.9		2.1
Total	$	5,449.4	$	1,204.8	$	158.6	$	158.8
2021								
Carlisle Construction Materials	$	2,846.2	$	619.9	$	52.7	$	83.8
Carlisle Weatherproofing Technologies		990.5		64.4		61.3		19.3
Segment Total		3,836.7		684.3		114.0		103.1
Corporate and unallocated [(1)]		—		(110.9)		5.7		2.4
Total	$	3,836.7	$	573.4	$	119.7	$	105.5

[(1)] Corporate operating loss includes other unallocated costs, primarily general corporate expenses.

The Company does not report total assets by segment as this is not a metric used to allocate resources or evaluate segment performance.

Geographic Area Information

Long-lived assets, excluding deferred tax assets and intangible assets, by region follows:

(in millions)	December 31, 2023	December 31, 2022
United States	$ 654.8	$ 603.1
International:		
Europe	79.6	75.2
Other	21.3	20.1
Total long-lived assets	$ 755.7	$ 698.4

A summary of revenues based on the country to which the product was delivered and reconciliation of disaggregated revenue by segment follows:

	2023		
(in millions)	CCM	CWT	Total
United States	$ 2,949.3	$ 1,180.8	$ 4,130.1
International:			
Europe	192.7	19.1	211.8
North America (excluding U.S.)	85.4	112.6	198.0
Asia and Middle East	17.4	8.8	26.2
Africa	1.6	5.5	7.1
Other	7.0	6.7	13.7
Total international	304.1	152.7	456.8
Total revenues	$ 3,253.4	$ 1,333.5	$ 4,586.9

	2022		
(in millions)	CCM	CWT	Total
United States	$ 3,526.2	$ 1,397.8	$ 4,924.0
International:			
Europe	233.8	18.8	252.6
North America (excluding U.S.)	98.0	127.8	225.8
Asia and Middle East	15.1	9.0	24.1
Africa	1.6	4.3	5.9
Other	10.5	6.5	17.0
Total international	359.0	166.4	525.4
Total revenues	$ 3,885.2	$ 1,564.2	$ 5,449.4

	2021		
(in millions)	CCM	CWT	Total
United States	$ 2,525.2	$ 888.1	$ 3,413.3
International:			
Europe	225.5	18.4	243.9
North America (excluding U.S.)	72.3	64.2	136.5
Asia and Middle East	15.9	9.6	25.5
Africa	1.7	5.4	7.1
Other	5.6	4.8	10.4
Total international	321.0	102.4	423.4
Total revenues	$ 2,846.2	$ 990.5	$ 3,836.7

Customer Information

Revenues from Beacon Roofing Supply, Inc. accounted for approximately 16.4%, 13.2% and 15.3% of the Company's consolidated revenues during the years ended December 31, 2023, 2022 and 2021, respectively. Additionally, revenues from ABC Supply Co. accounted for approximately 15.3%, 13.2% and 15.6% of the Company's consolidated revenues during the years ended December 31, 2023, 2022 and 2021, respectively. Sales to both of these customers originate in the CCM and CWT segments. No other customers accounted for 10.0% or more of the Company's total revenues for the years ended December 31, 2023, 2022 and 2021.

Note 3—Acquisitions

2023 Acquisition

Polar Industries

On November 8, 2023, the Company acquired select assets of Polar Industries, Inc., Fox Transport, Inc. and LRH, LLC (collectively "Polar"), for consideration of $36.1 million, subject to post-closing adjustments, which are expected to be finalized in the first quarter of 2024. Polar is a manufacturer of expanded polystyrene and graphite polystyrene for residential and commercial application.

For the period from November 8, 2023 to December 31, 2023, the related product lines contributed revenues of $2.4 million and operating income of $0.1 million. The results of operations of Polar are reported within the CWT segment.

Consideration of $20.6 million has been preliminarily allocated to goodwill, all of which is deductible for tax purposes. All of the goodwill was assigned to the CWT reporting unit. Consideration of $2.6 million has been allocated to customer relationships, with a useful life of nine years, $9.7 million to property, plant and equipment, $1.8 million to inventory, $1.8 million to accounts receivable, $0.2 million to accounts payable and $0.2 million to accrued and other current liabilities.

2022 Acquisition

MBTechnology

On February 1, 2022, the Company acquired 100% of the equity of MBTechnology ("MBTech"), for consideration of $26.3 million, including $1.6 million of cash acquired and post-closing adjustments, which were finalized in the second quarter of 2022. MBTech is a manufacturer of energy-efficient roofing and underlayment systems for residential and commercial applications.

For the period from February 1, 2022 to December 31, 2022, the related product lines contributed revenues of $12.0 million, and operating income of $0.2 million. The results of operations of MBTech are reported within the CWT segment.

Consideration of $12.5 million has been allocated to goodwill, none of which is deductible for tax purposes. All of the goodwill was preliminarily assigned to the CCM reporting unit, which was divided into four reporting units in 2022 with goodwill allocated to the new reporting units based on their relative fair values. Consideration of $7.9 million has been allocated to customer relationships, with a useful life of nine years, $3.4 million to property, plant and equipment, $2.8 million to inventory, $0.8 million to accounts receivable and $0.5 million to accounts payable.

2021 Acquisitions

ASP Henry Holdings, Inc

On September 1, 2021, the Company acquired ASP Henry Holdings, Inc. ("Henry"), a leading provider of building envelope systems, for consideration of $1,605.6 million, including $34.3 million of cash acquired and post-closing adjustments, which were finalized in the fourth quarter of 2021. The Company funded the acquisition with borrowings from its Fourth Amended and Restated Credit Agreement and cash on hand. The Company subsequently repaid the borrowings with proceeds from its public offering of $300.0 million in aggregate principal amount of its 0.55% senior notes due in September 2023 and $550.0 million in aggregate principal amount of its 2.20% senior notes due in March 2032 (refer to Note 13).

Henry contributed revenues of $177.3 million and operating income of $6.3 million for the period from September 1, 2021, to December 31, 2021. Operating income for the period from September 1, 2021, to December 31, 2021, includes $2.2 million of incremental cost of goods sold related to measuring inventory at fair value, and $16.3 million and $1.4 million of amortization expense of customer relationships and acquired technology, respectively.

The Henry amounts included in the pro forma financial information below are based on Henry's historical results and therefore may not be indicative of the actual results if Henry had been owned by the Company on January 1, 2020. The pro forma adjustments represent management's best estimates based on information available at the time the pro forma information was prepared and may differ from the adjustments that may have been required had the Company owned Henry on January 1, 2020. Accordingly, pro forma information should not be relied upon as being indicative of the historical results that would have been realized had the acquisition occurred as of January 1, 2020 or the results that may be achieved in the future.

The unaudited combined pro forma financial information presented below includes revenues and income from continuing operations, net of tax, of the Company as if the business combination had occurred on January 1, 2020, based on the purchases price allocation presented below:

	Unaudited Pro Forma Year ended December 31,	
(in millions)		2021
Revenues	$	4,197.0
Income from continuing operations, net of tax	$	407.5

The pro forma financial information reflects adjustments to Henry's historical financial information to apply the Company's accounting policies and to reflect the additional depreciation and amortization related to the fair value adjustments of the acquired net assets of $36.7 million for the year ended December 31, 2021, together with the associated tax effect. The pro forma financial information also reflects cost of goods sold related to the fair valuation of inventory described above, and $22.2 million of acquisition-related costs primarily related to professional fees, as if they occurred in 2020.

The following table summarizes the consideration transferred to acquire Henry and the allocation of the purchase price among the assets acquired and liabilities assumed. The acquisition has been accounted for using the acquisition method of accounting in accordance with ASC 805, *Business Combinations*, which requires that consideration be allocated to the acquired assets and assumed liabilities based upon their acquisition date fair values with the remainder allocated to goodwill.

(in millions)	Preliminary Allocation As of 9/1/2021	Measurement Period Adjustments	Final Allocation As of 8/31/2022
Total cash consideration transferred	$ 1,608.2	$ (2.6)	$ 1,605.6
Recognized amounts of identifiable assets acquired and liabilities assumed:			
Cash and cash equivalents	34.3	—	34.3
Receivables, net	79.0	—	79.0
Inventories	59.4	(9.4)	50.0
Prepaid expenses and other current assets	10.5	—	10.5
Property, plant and equipment	53.6	8.2	61.8
Other intangible assets	735.1	445.9	1,181.0
Other long-term assets	3.6	8.3	11.9
Accounts payable	(77.9)	2.3	(75.6)
Accrued and other current liabilities	(28.7)	(0.4)	(29.1)
Short-term debt	(1.0)	—	(1.0)
Contract liabilities	(2.6)	—	(2.6)
Other long-term debt	(0.8)	—	(0.8)
Other long-term liabilities	(5.9)	(9.8)	(15.7)
Deferred income taxes	(153.4)	(109.7)	(263.1)
Total identifiable net assets	705.2	335.4	1,040.6
Goodwill	$ 903.0	$ (338.0)	$ 565.0

The goodwill recognized in the acquisition of Henry is attributable to its significant supply chain efficiencies, other administrative opportunities and the strategic value of the business to Carlisle, in addition to opportunities for product line expansions. The Company acquired $81.9 million of gross contractual accounts receivable, of which $2.9 million was not expected to be collected at the date of acquisition. Goodwill of $50.9 million is tax deductible in the United States. All of the goodwill was preliminarily assigned to the CCM reporting unit, which was divided into four reporting units in 2022 with goodwill allocated to the new reporting units based on their relative fair values.

The fair value and weighted average useful lives of the acquired intangible assets are as follows:

(in millions)		Fair Value	Weighted Average Useful Life (in years)
Customer relationships	$	914.0	18
Technologies		46.5	11
Software		0.1	4
Indefinite-lived trade name		220.4	N/A
Total	$	1,181.0	

The Company has also recorded, as part of the purchase price allocation, deferred tax liabilities primarily related to intangible assets of approximately $263.1 million.

Note 4—Discontinued Operations

On October 2, 2023, the Company completed the sale of CFT for proceeds of $520 million, subject to certain adjustments which are expected to be finalized in the first quarter of 2024. On September 7, 2023, the Company announced that it commenced a process to sell CIT. The sales of CFT and CIT are consistent with the Company's pivot to a pure play building products company employing a capital allocation approach to its highest returning businesses.

On August 2, 2021, the Company completed the sale of the equity interests and assets comprising its former Carlisle Brake & Friction ("CBF") segment for gross cash proceeds of (i) $250 million at closing, subject to certain adjustments, and (ii) the right to receive up to an additional $125 million based on CBF's achievement of certain performance targets. On February 23, 2022, the Company received $125 million in cash for the full amount of the contingent consideration.

A summary of the results from discontinued operations included in the Consolidated Statements of Income and Comprehensive Income follows:

(in millions)			2023						
		CIT		CFT		Other		Total	
Revenues	$	886.1	$	227.1	$	—	$	1,113.2	
Cost of goods sold		666.9		129.2		—		796.1	
Impairment		—		24.8				24.8	
Other operating expenses, net		119.7		55.8		—		175.5	
Operating income		99.5		17.3		—		116.8	
Other non-operating (income) expense, net		(0.5)		—		1.8		1.3	
Income (loss) from discontinued operations before income taxes and loss on sale		100.0		17.3		(1.8)		115.5	
Pre-close transaction expenses[1]		11.3		—		—		11.3	
Loss on sale of discontinued operations		—		82.5		—		82.5	
Income (loss) from discontinued operations before income taxes		88.7		(65.2)		(1.8)		21.7	
Provision for (benefit from) income taxes		1.3		(26.2)		(1.9)		(26.8)	
Income (loss) from discontinued operations	$	87.4	$	(39.0)	$	0.1	$	48.5	

[1] Includes legal fees and stock-based compensation expenses directly related to the sale incurred prior to the close of the transaction. Upon close of the transaction, these expenses are incorporated into the (gain)/loss on sale of discontinued operations.

(in millions)	2022			
	CIT	CFT	CBF	Total
Revenues	$ 845.4	$ 297.1	$ —	$ 1,142.5
Cost of goods sold	669.3	181.8	—	851.1
Other operating expenses, net	141.0	79.5	—	220.5
Operating income	35.1	35.8	—	70.9
Other non-operating (income) expense, net	(1.1)	—	12.4	11.3
Income (loss) from discontinued operations before income taxes and gain on sale	36.2	35.8	(12.4)	59.6
Gain on sale of discontinued operations	—	—	(7.0)	(7.0)
Income (loss) from discontinued operations before income taxes	36.2	35.8	(5.4)	66.6
Provision for (benefit from) income taxes	2.0	2.8	(4.2)	0.6
Income (loss) from discontinued operations	$ 34.2	$ 33.0	($ 1.2)	$ 66.0

(in millions)	2021				
	CIT	CFT	CBF	Other	Total
Revenues	$ 687.8	$ 285.8	$ 219.7	$ —	$ 1,193.3
Cost of goods sold	576.8	177.4	171.3	—	925.5
Other operating expenses, net	138.4	87.0	30.1	0.2	255.7
Operating (loss) income	(27.4)	21.4	18.3	(0.2)	12.1
Other non-operating (income) expense, net	(0.3)	1.7	0.2	—	1.6
(Loss) income from discontinued operations before income taxes and loss on sale	(27.1)	19.7	18.1	(0.2)	10.5
Loss on sale of discontinued operations	—	—	8.0	—	8.0
(Loss) income from discontinued operations before income taxes	(27.1)	19.7	10.1	(0.2)	2.5
(Benefit from) provision for income taxes	(12.6)	3.8	(24.8)	—	(33.6)
(Loss) income from discontinued operations	$ (14.5)	$ 15.9	$ 34.9	$ (0.2)	$ 36.1

A summary of the carrying amounts of major assets and liabilities classified as held for sale in the Consolidated Balance Sheets follows:

(in millions)	December 31, 2023	December 31, 2022
ASSETS		
Cash and cash equivalents	$ 28.8	$ 35.2
Receivables, net	145.5	213.8
Inventories, net	149.5	230.8
Contract assets	75.9	90.7
Prepaid and other current assets	23.7	29.3
Total current assets		599.8
Property, plant, and equipment, net	183.4	220.7
Goodwill	838.0	1,023.1
Other intangible assets, net	259.3	509.8
Other long-term assets	21.5	18.4
Total long-term assets		1,772.0
Total assets of the disposal group classified as held for sale[1]	$ 1,725.6	$ 2,371.8
LIABILITIES		
Accounts payable	$ 84.3	$ 97.0
Contract liabilities	1.4	15.8
Accrued liabilities and other	52.4	75.7
Total current liabilities		188.5
Other long-term liabilities	80.7	94.1
Total long-term liabilities		94.1
Total liabilities of the disposal group classified as held for sale[1]	$ 218.8	$ 282.6

[1] The assets and liabilities of the disposal group classified as held for sale are classified as current on the December 31, 2023 Consolidated Balance Sheet as it is probable that the sale will occur and proceeds will be collected within one year.

A summary of cash flows from discontinued operations included in the Consolidated Statements of Cash Flows follows:

	2023			
(in millions)	CIT	CFT	Other	Total
Net cash provided by operating activities	$ 113.3	$ 50.7	$ 0.1	$ 164.1
Net cash (used in) provided by investing activities	(28.8)	509.0		480.2
Net cash used in financing activities[1]	(79.6)	(571.0)	(0.1)	(650.7)
Change in cash and cash equivalents from discontinued operations	4.9	(11.3)	—	(6.4)
Cash and cash equivalents from discontinued operations at beginning of period	23.9	11.3	—	35.2
Cash and cash equivalents from discontinued operations at end of period	$ 28.8	$ —	$ —	$ 28.8

| (in millions) | **2022** | | | |
	CIT	CFT	CBF	Total
Net cash provided by (used in) operating activities	$ 42.9	$ 25.8	$ (8.2)	$ 60.5
Net cash (used in) provided by investing activities	(18.3)	(4.5)	132.0	109.2
Net cash used in financing activities[(1)]	(15.3)	(20.7)	(123.8)	(159.8)
Change in cash and cash equivalents from discontinued operations	9.3	0.6	—	9.9
Cash and cash equivalents from discontinued operations at beginning of period	14.6	10.7	—	25.3
Cash and cash equivalents from discontinued operations at end of period	$ 23.9	$ 11.3	$ —	$ 35.2

| (in millions) | **2021** | | | |
	CIT	CFT	CBF	Total
Net cash provided by operating activities	$ 55.6	$ 25.9	$ 8.1	$ 89.6
Net cash (used in) provided by investing activities	(15.4)	(5.3)	241.0	220.3
Net cash used in financing activities[(1)]	(58.0)	(23.7)	(254.2)	(335.9)
Change in cash and cash equivalents from discontinued operations	(17.8)	(3.1)	(5.1)	(26.0)
Cash and cash equivalents from discontinued operations at beginning of period	32.4	13.8	5.1	51.3
Cash and cash equivalents from discontinued operations at end of period	$ 14.6	$ 10.7	$ —	$ 25.3

[(1)] Represents (repayments) or borrowings from the Carlisle cash pool to fund working capital and capital expenditures and return of capital upon sale.

Note 5—Earnings Per Share

The Company's restricted shares contain non-forfeitable rights to dividends and are considered participating securities for purposes of computing earnings per share pursuant to the two-class method. The computation below of earnings per share excludes income attributable to the unvested restricted shares from the numerator and excludes the dilutive impact of those underlying shares from the denominator.

The computation below of earnings per share includes the income attributable to the vested and deferred restricted shares and restricted stock units in the numerator and includes the dilutive impact of those underlying shares in the denominator.

Stock options are included in the calculation of diluted earnings per share utilizing the treasury stock method and performance share awards are included in the calculation of diluted earnings per share considering those are contingently issuable. Neither is considered to be a participating security as they do not contain non-forfeitable dividend rights.

Income from continuing operations and share data used in the basic and diluted earnings per share computations using the two-class method follows:

(in millions, except per share amounts and percentages)		2023		2022		2021
Income from continuing operations	$	718.9	$	858.0	$	385.6
Less: dividends declared		160.5		134.6		112.7
Undistributed earnings		558.4		723.4		272.9
Percent allocated to common stockholders[1]		99.8 %		99.8 %		99.7 %
Undistributed earnings allocated to common stockholders		557.1		721.8		272.1
Add: dividends declared to common shares, restricted share units and vested and deferred restricted and performance shares		160.2		134.3		112.4
Income from continuing operations attributable to common stockholders	$	717.3	$	856.1	$	384.5
Shares:						
Basic weighted-average shares outstanding		49.9		51.8		52.5
Effect of dilutive securities:						
Performance awards		0.1		0.2		0.2
Stock options		0.4		0.5		0.5
Diluted weighted-average shares outstanding		50.4		52.5		53.2
Per share income from continuing operations attributable to common shares:						
Basic	$	14.38	$	16.53	$	7.33
Diluted	$	14.22	$	16.30	$	7.23
[1] Basic weighted-average shares outstanding		49.9		51.8		52.5
Basic weighted-average shares outstanding and unvested restricted shares expected to vest		50.0		51.9		52.6
Percent allocated to common stockholders		99.8 %		99.8 %		99.7 %

To calculate earnings per share for income from discontinued operations and for net income, the denominator for both basic and diluted earnings per share is the same as used in the above table.

(in millions)		2023		2022		2021
Income from discontinued operations attributable to common stockholders for basic and dilutive earnings per share	$	48.5	$	65.8	$	36.0
Net income attributable to common stockholders for basic and diluted earnings per share	$	765.6	$	921.8	$	420.5
Anti-dilutive stock options excluded from earnings per share calculation [1]		0.6		0.2		0.1

[1] Represents stock options excluded from the calculation of diluted earnings per share as such options' assumed proceeds upon exercise would result in the repurchase of more shares than the underlying award.

Note 6—Revenue Recognition

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer in exchange for payment and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when or as the performance obligation is satisfied. The majority of the Company's contracts have a single performance obligation to transfer individual goods or services. For contracts with multiple performance obligations, the contract's transaction price is allocated to each performance obligation using the Company's best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is observable prices.

The Company's performance obligations are satisfied, and control is transferred, either at a point in time or over time as work progresses. For the majority of the Company's products, control is transferred, and revenue is recognized when the product is shipped from the manufacturing facility or delivered to the customer, depending on shipping terms. Revenue is recognized over time primarily for separately priced extended service warranties in the CCM and CWT segments. Revenues for separately priced extended service warranties are recognized over the life of the contract. A summary of the timing of revenue recognition and reconciliation of disaggregated revenue by reportable segment follows:

(in millions)	2023					
		CCM		CWT		Total
Products transferred at a point in time	$	3,226.9	$	1,333.1	$	4,560.0
Services transferred over time		26.5		0.4		26.9
Total revenues	$	3,253.4	$	1,333.5	$	4,586.9

(in millions)	2022					
		CCM		CWT		Total
Products transferred at a point in time	$	3,859.9	$	1,563.9	$	5,423.8
Services transferred over time		25.3		0.3		25.6
Total revenues	$	3,885.2	$	1,564.2	$	5,449.4

(in millions)	2021					
		CCM		CWT		Total
Products transferred at a point in time	$	2,821.7	$	990.4	$	3,812.1
Services transferred over time		24.5		0.1		24.6
Total revenues	$	2,846.2	$	990.5	$	3,836.7

Remaining performance obligations for extended service warranties represent the transaction price for the remaining stand-ready obligation to perform warranty services. A summary of estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2023 follows:

(in millions)	2024		2025		2026		2027		2028		Thereafter
Extended service warranties	$	26.8	$	25.9	$	24.9	$	23.9	$	22.8	$ 199.7

The Company has applied the practical expedient to not disclose information about remaining performance obligations that have original expected durations of one year or less.

Contract Balances

Contract liabilities relate to payments received in advance of performance under a contract, primarily related to extended service warranties in the CCM and CWT segments. Contract liabilities are recognized as revenue as (or when) the Company performs under the contract. A summary of the change in contract liabilities follows:

(in millions)	2023		2022		2021
Balance as of January 1	$	294.8	$ 273.3	$	258.4
Revenue recognized		(26.9)	(25.6)		(24.6)
Revenue deferred		56.1	47.1		36.9
Acquired liabilities		—	—		2.6
Balance as of December 31	$	324.0	$ 294.8	$	273.3

Revenues by End-Market

A summary of revenues disaggregated by major end-market industries and reconciliation of disaggregated revenue by segment follows:

	2023		
(in millions)	CCM	CWT	Total
General construction:			
Non-residential	$ 2,986.0	$ 543.9	$ 3,529.9
Residential	267.4	667.8	935.2
Total construction	3,253.4	1,211.7	4,465.1
Heavy equipment	—	104.3	104.3
General industrial and other	—	17.5	17.5
Total revenues	$ 3,253.4	$ 1,333.5	$ 4,586.9

	2022		
(in millions)	CCM	CWT	Total
General construction:			
Non-residential	$ 3,583.8	$ 613.7	$ 4,197.5
Residential	301.4	762.2	1,063.6
Total construction	3,885.2	1,375.9	5,261.1
Heavy equipment	—	105.9	105.9
General industrial and other	—	82.4	82.4
Total revenues	$ 3,885.2	$ 1,564.2	$ 5,449.4

	2021		
(in millions)	CCM	CWT	Total
General construction:			
Non-residential	$ 2,608.6	$ 383.0	$ 2,991.6
Residential	237.6	425.9	663.5
Total construction	2,846.2	808.9	3,655.1
Heavy equipment	—	100.1	100.1
General industrial and other	—	81.5	81.5
Total revenues	$ 2,846.2	$ 990.5	$ 3,836.7

Note 7—Stock-Based Compensation

Incentive Compensation Program

The Company maintains an Incentive Compensation Program, as amended and restated effective January 1, 2022 (the "Program"), under which the Company may award stock options and other equity-based incentives to the Company's directors, officers, employees or consultants. The Program was originally approved by the Company's stockholders in 1988. The Company's stockholders subsequently approved increases in the number of shares available for issuance under the Program in 2009, 2012, 2015 and 2022. As of December 31, 2023, 1.4 million shares remained available for issuance under the Program, and 0.6 million of those shares were available for grant as restricted shares, performance shares or other "full value" awards.

During the year ended December 31, 2023, the Company awarded 179 thousand stock options, 50 thousand restricted stock awards and 35 thousand performance share awards as part of the Program with an aggregate grant-date fair value of approximately $38.7 million to be recognized over the requisite service period for each award.

Stock-based compensation cost by award type follows:

(in millions)		2023		2022		2021
Stock option awards	$	14.4	$	10.2	$	7.0
Restricted stock awards		8.3		7.2		6.7
Performance share awards		8.8		8.3		6.9
Stock appreciation rights		—		—		4.2
Total stock-based compensation cost incurred		31.5		25.7		24.8
Capitalized cost during the period		(4.5)		(1.9)		(4.5)
Amortization of capitalized cost during the period		4.7		1.2		6.7
Total stock-based compensation expense	$	31.7	$	25.0	$	27.0
Income tax benefit	$	11.4	$	11.5	$	19.1

In 2022, Carlisle's Board of Directors (the "Board") authorized a broad-based grant of stock options to U.S. employees. This grant contributed $6.7 million and $2.9 million to stock-based compensation costs for the years ended December 31, 2023 and 2022, respectively. $0.5 million and $0.7 million of compensation costs were capitalized to inventory as of December 31, 2023 and 2022, respectively. Inventory is recognized in costs of goods sold when that related inventory is sold.

In 2018, the Board authorized a broad-based grant of stock options to U.S. employees and stock appreciation rights to employees outside of the U.S. This grant contributed $4.6 million to stock-based compensation costs for the year ended December 31, 2021.

Stock Option Awards

Stock options awarded under the Program generally vest on a straight-line basis over a three-year period on the anniversary date of the grant. All stock options have a maximum contractual term of 10 years. Shares issued to cover stock options issued under the Program may be issued from shares held in treasury, from new issuances of shares or a combination of the two. Unrecognized compensation cost from continuing operations related to stock options of $17.5 million as of December 31, 2023, is to be recognized over a weighted-average period of 1.7 years.

The Company utilizes the Black-Scholes-Merton ("BSM") option pricing model to determine the fair value of its stock options. The BSM relies on certain assumptions to estimate an option's fair value. The weighted average assumptions used in the determination of fair value for stock options follows:

(in millions, except per share amounts and percentages)		2023	2022 Broad-based Grant		2022		2021
Expected dividend yield		1.2 %	1.0 %		0.9 %		1.4 %
Expected term (in years)		4.6	3.8		4.7		4.9
Expected volatility		32.4 %	31.9 %		29.1 %		28.7 %
Risk-free interest rate		3.6 %	3.9 %		1.8 %		0.4 %
Weighted-average grant date fair value (per share)	$	74.20	$ 80.23	$	55.96	$	32.51
Fair value of options granted	$	13.3	$ 40.4	$	12.8	$	11.8

The expected term of a stock option is based on the assumption that all outstanding stock options will be exercised at the midpoint of the valuation date (if vested) or the vesting dates (if unvested) and the stock options' expiration date. The expected volatility is based on historical volatility, as well as implied volatility of the Company's call options. The risk-free interest rate is based on rates of U.S. Treasury issues with a remaining life equal to the expected term of the stock option. The expected dividend yield is based on the latest quarterly dividend payment per share, annualized, divided by the average three-month stock price as of the date of grant.

A summary of stock options outstanding and activity follows:

	Number of Units (in thousands)	Weighted-Average Exercise Price (per share)	Weighted-Average Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2022	1,586	$ 193.17		
Options granted	179	250.84		
Options exercised	(186)	136.59		
Options forfeited / expired	(146)	271.09		
Outstanding as of December 31, 2023	1,433	199.79	6.9 $	161.4
Vested and exercisable as of December 31, 2023	711	145.57	5.4 $	118.7

Additional information related to stock option activity during the years ended December 31 follows:

(in millions)	2023	2022	2021
Intrinsic value of options exercised	$ 23.5	$ 57.9	$ 72.8

Restricted Stock Awards

Restricted stock awarded under the Program is generally released to the recipient after a period of approximately three years. Unrecognized compensation cost from continuing operations related to restricted stock of $8.6 million as of December 31, 2023, is to be recognized over a weighted-average period of 1.7 years.

A summary of restricted stock outstanding and activity follows:

	Number of Shares (in thousands)	Weighted-Average Grant Date Fair Value (per share)	Weighted-Average Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2022	125	$ 174.34		
Shares granted	50	250.83		
Shares vested	(43)	166.69		
Shares forfeited	(6)	198.51		
Outstanding as of December 31, 2023	126	205.96	0.9 $	39.4

Additional information related to restricted stock award activity during the years ended December 31 follows:

(in millions)	2023	2022	2021
Weighted-average grant date fair value (per share)	$ 250.83	$ 227.44	$ 154.23
Intrinsic value of restricted stock exercised	10.7	15.7	11.8

Performance Share Awards

Performance shares are granted for a three-year performance period, after which the actual number of performance shares earned by an employee is determined by the Company's attainment of a management objective which is based on the Company's relative total stockholder return versus the S&P Midcap 400 Index® over a three-year time period. Unrecognized compensation cost from continuing operations related to performance share awards of $10.2 million as of December 31, 2023, is to be recognized over a weighted-average period of 1.8 years.

For purposes of determining diluted earnings per share, the performance share awards are considered contingently issuable shares and are included in diluted earnings per share based upon the number of shares that would have been awarded had the conditions at the end of the reporting period continued until the end of the performance period. Refer to Note 5 for further information regarding earnings per share computations.

The Company utilizes the Monte-Carlo simulation approach based on a three-year measurement period to determine the fair value of performance shares. Such approach entails the use of assumptions regarding the future performance of the Company's stock and those of the S&P Midcap 400 Index®. Those assumptions include expected volatility, risk-free interest rates, correlation coefficients and dividend reinvestment. Dividends accrue on the performance shares during the performance period and are to be paid in cash based upon the number of awards ultimately earned.

A summary of performance shares outstanding and activity follows:

	Number of Shares (in thousands)	Weighted- Average Grant Date Fair Value (per share)	Weighted- Average Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2022	128	$ 244.25		
Awards granted	35	368.47		
Awards vested	(79)	222.47		
Awards converted	39	222.47		
Awards forfeited	(5)	310.83		
Outstanding as of December 31, 2023	118	285.97	0.8	$ 36.9

Additional information related to performance share activity during the years ended December 31 follows:

(in millions)	2023	2022	2021
Weighted-average grant date fair value (per share)	$ 368.47	$ 313.77	$ 213.13
Intrinsic value of performance share awards exercised	19.9	22.0	13.3

Stock Appreciation Rights

Stock appreciation rights issued under the 2018 one-time grant discussed above, vested and were settled in cash on May 2, 2021, for $22.2 million.

Deferred Compensation - Equity

Certain employees are eligible to participate in the Company's Non-qualified Deferred Compensation Plan (the "Deferred Compensation Plan"). Participants have elected to defer an aggregate of 63 thousand and 72 thousand shares of Company common stock as of December 31, 2023 and 2022, respectively. Company stock held for future issuance of vested awards is classified as additional paid in capital in the Consolidated Balance Sheets and is recorded at vest date fair value. Such deferred shares are included in basic earnings per share.

Note 8—Income Taxes

Sources of Pre-Tax Income and Related Tax Provision by Region

Geographic sources of income before income taxes consists of the following:

(in millions)	2023	2022	2021
Continuing operations:			
U.S. domestic	$ 924.1	$ 1,099.5	$ 465.2
Foreign	6.3	24.2	24.7
Income from continuing operations before income taxes	930.4	1,123.7	489.9
Discontinued operations:			
U.S. domestic	(121.9)	(9.3)	(165.1)
Foreign	143.6	75.9	167.6
Income from discontinued operations before income taxes	21.7	66.6	2.5
Total income before income taxes	$ 952.1	$ 1,190.3	$ 492.4

The provision for income taxes from continuing operations consists of the following:

(in millions)	2023	2022	2021
Current provision:			
Federal and state	$ 235.2	$ 280.1	$ 99.8
Foreign	4.5	8.4	7.4
Total current provision	239.7	288.5	107.2
Deferred (benefit) provision:			
Federal and state	(20.2)	(19.1)	0.4
Foreign	(8.0)	(3.7)	(3.3)
Total deferred (benefit) provision	(28.2)	(22.8)	(2.9)
Total provision for income taxes	$ 211.5	$ 265.7	$ 104.3

Rate Reconciliation

A reconciliation of the tax provision from continuing operations computed at the U.S. federal statutory rate to the actual tax provision follows:

(in millions, except percentages)	2023	2022	2021
Taxes at U.S. statutory rate	$ 195.4	$ 236.0	$ 102.9
State and local taxes, net of federal income tax benefit	31.4	39.5	16.1
Equity compensation windfall	(3.3)	(4.6)	(10.8)
Change in unrecognized tax benefit	(2.3)	(1.9)	(7.5)
Other, net	(9.7)	(3.3)	3.6
Provision for income taxes	$ 211.5	$ 265.7	$ 104.3
Effective income tax rate on continuing operations	22.7 %	23.6 %	21.3 %

Cash payments for income taxes, net of refunds, were $247.7 million, $295.8 million and $132.8 million, in 2023, 2022 and 2021, respectively.

Deferred Tax Assets (Liabilities), net

(in millions)	December 31, 2023	December 31, 2022
Employee benefits	$ 33.6	$ 25.2
Deferred revenue	32.8	27.6
Capitalized research and development costs	20.6	16.6
U.S. state tax attributes	13.7	13.2
Lease liabilities	13.3	13.7
Non-U.S. tax attributes	10.6	3.8
Warranty reserves	5.7	7.2
U.S. federal tax attributes	5.2	15.2
Other, net	14.9	15.4
Gross deferred assets	150.4	137.9
Valuation allowances	(15.1)	(23.7)
Deferred tax assets after valuation allowances	135.3	114.2
Intangibles	(314.1)	(354.3)
Property, plant and equipment	(46.8)	(47.4)
Right of use assets	(12.2)	(12.3)
Undistributed foreign earnings	(5.8)	(5.7)
Gross deferred liabilities	(378.9)	(419.7)
Net deferred tax liabilities	$ (243.6)	$ (305.5)

Deferred tax assets and liabilities are classified as long-term. Foreign deferred tax assets and liabilities are grouped separately from U.S. domestic assets and liabilities and are analyzed on a jurisdictional basis.

Deferred tax assets and liabilities included in the Consolidated Balance Sheet follows:

(in millions)		December 31, 2023		December 31, 2022
Other long-term assets	$	0.7	$	1.5
Other long-term liabilities		(244.3)		(307.0)
Net deferred tax liabilities	$	(243.6)	$	(305.5)

Valuation Allowances

As of December 31, 2023, the Company had foreign tax credit carryforwards for U.S. federal tax purposes of $5.2 million, which begin to expire in 2025. The Company believes it is likely the credits will expire unused and therefore has established a full valuation allowance. As of December 31, 2023, the Company also had a deferred tax asset for state tax attributes of approximately $13.7 million, which begin to expire in 2025, comprised of net operating loss ("NOL"), credits, and capital loss carryforwards. The Company believes that it is likely that the capital losses and certain of the state NOLs will expire unused and therefore has established a valuation allowance of approximately $9.2 million against the deferred tax assets associated with these attributes. The Company also has deferred tax assets related to carryforwards in foreign jurisdictions of approximately $10.6 million, comprised of NOL and interest expense carryforwards, which begin to expire in 2025. The Company believes that it is likely that certain foreign NOL carryforwards will expire unused and therefore has established a valuation allowance of approximately $0.7 million.

Undistributed Foreign Earnings

The Company has determined that an amount attributable to certain foreign cash balances and other certain assets is not permanently reinvested for withholding tax purposes, which results in an accrual of $5.8 million. It is not practicable to calculate deferred tax balances on other basis differences.

Unrecognized Tax Benefits

Unrecognized tax benefits reflect the difference between the tax benefits of positions taken or expected to be taken on income tax returns and the tax benefits that meet the criteria for current recognition in the financial statements. The Company periodically assesses its unrecognized tax benefits.

A summary of the movement in gross unrecognized tax benefits (before estimated interest and penalties) follows:

(in millions)		2023		2022		2021
Balance as of January 1	$	6.4	$	7.3	$	13.1
Additions based on tax positions related to current year		3.3		0.9		0.7
Reductions due to statute of limitations		(2.7)		(1.8)		(6.5)
Adjustments for tax positions of prior years		—		0.2		—
Reductions due to settlements		(0.2)		(0.2)		—
Adjustments due to foreign exchange rates		0.5		—		—
Balance as of December 31	$	7.3	$	6.4	$	7.3

If the unrecognized tax benefits as of December 31, 2023, were to be recognized, approximately $6.7 million would impact the Company's effective tax rate. The amount impacting the Company's effective rate is calculated by adding accrued interest and penalties to the gross unrecognized tax benefit excluding positions related to discontinued operations and subtracting the tax benefit associated with state taxes and interest.

The Company classifies and reports interest and penalties associated with unrecognized tax benefits as a component of the income tax provision on the Consolidated Statements of Income and as a long-term liability on the Consolidated Balance Sheets. The total amount of such interest and penalties accrued, but excluded from the table above, at the years ending December 31, 2023, 2022 and 2021 were $1.2 million, $2.3 million and $2.4 million, respectively.

The Company is subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. The Company participates in the IRS compliance assurance program and is currently up to date.

Generally, state income tax returns are subject to examination for a period of three years to five years after filing. Substantially all material state tax matters have been concluded for tax years through 2017. Various state income tax returns for subsequent years are in the process of examination. At this stage the outcome is uncertain; however, the Company believes that contingencies have been adequately provided for. Statutes of limitation vary among the foreign jurisdictions in which the Company operates. Substantially all foreign tax matters have been concluded for tax years through 2012. The Company believes that foreign tax contingencies associated with income tax examinations underway or open tax years have been provided for adequately.

Based on the outcome of certain examinations or as a result of the expiration of statutes of limitations for certain jurisdictions, the Company believes that within the next 12 months it is reasonably possible that previously unrecognized tax benefits could decrease by approximately $0.5 million to $1.5 million. These previously unrecognized tax benefits relate to a variety of tax issues including tax matters relating to prior acquisitions and various state matters.

Tax Legislation

The Organization for Economic Co-operation and Development ("OECD") has introduced a framework to implement a global minimum corporate tax of 15%, referred to as Pillar Two. Many aspects of Pillar Two will be effective beginning in calendar year 2024 and other aspects will be effective beginning in calendar year 2025. While it is uncertain whether the U.S. will adopt Pillar Two, certain countries in which the Company operates have adopted legislation and other countries are in the process of introducing legislation to implement Pillar Two. While we do not expect Pillar Two to have a material impact on our effective tax rate, our analysis is ongoing as the OECD releases additional guidance and countries implement additional legislation.

The Inflation Reduction Act ("IRA") was signed into law on August 16, 2022. Among other provisions, the IRA includes a 15% corporate minimum tax applied to large corporations, knows as the "CAMT". The CAMT does not impact the Consolidated Financial Statements for 2023. The Company will continue to evaluate the impact of CAMT on future years.

Note 9—Inventories, net

(in millions)	December 31, 2023		December 31, 2022	
Raw materials	$	120.9	$	217.7
Work-in-process		26.2		28.0
Finished goods		222.5		281.2
Reserves		(7.9)		(8.9)
Inventories, net	$	361.7	$	518.0

Note 10—Property, Plant and Equipment, net

(in millions)	December 31, 2023		December 31, 2022	
Land	$	49.8	$	49.0
Buildings and leasehold improvements		464.6		369.0
Machinery and equipment		684.6		615.9
Projects in progress		104.8		158.9
Property, plant and equipment, gross		1,303.8		1,192.8
Accumulated depreciation		(648.6)		(590.8)
Property, plant and equipment, net	$	655.2	$	602.0

Capitalized interest totaled $3.0 million, $2.8 million and $1.5 million for 2023, 2022 and 2021, respectively.

Note 11—Goodwill and Other Intangible Assets, net

Goodwill

The changes in the carrying amount of goodwill, net by reportable segment follows:

(in millions)	CCM	CWT	Total
Balance as of December 31, 2021	$ 1,172.6	$ —	$ 1,172.6
Goodwill acquired during year [1]	12.5	—	12.5
Measurement period adjustments	1.3	—	1.3
Change in reportable segments [2]	(254.6)	254.6	—
Currency translation and other	1.0	(9.8)	(8.8)
Balance as of December 31, 2022	$ 932.8	$ 244.8	$ 1,177.6
Goodwill acquired during year [1]	—	20.6	20.6
Currency translation and other	1.9	2.4	4.3
Balance as of December 31, 2023	$ 934.7	$ 267.8	$ 1,202.5

[1] Refer to Note 3 for further information on goodwill resulting from recent acquisitions.
[2] In 2022, the CCM reporting unit, which aligned with the CCM reportable segment, was divided into four reporting units. The goodwill previously assigned to the CCM reporting unit was allocated to the new reporting units based on their relative fair values. CCM Commercial Roofing, CCM Architectural Metals and CCM Europe reporting units are within the CCM reportable segment. The CWT reporting unit aligns with the CWT reportable segment.

Other Intangible Assets, net

(in millions)	December 31, 2023			December 31, 2022		
	Acquired Cost	Accumulated Amortization	Net Book Value	Acquired Cost	Accumulated Amortization	Net Book Value
Assets subject to amortization:						
Customer relationships	$ 1,209.8	$ (298.9)	$ 910.9	$ 1,202.6	$ (222.0)	$ 980.6
Technology and intellectual property	146.7	(97.6)	49.1	145.5	(94.8)	50.7
Trade names and other	88.2	(49.5)	38.7	85.1	(42.0)	43.1
Assets not subject to amortization:						
Trade names	254.2	—	254.2	253.1	—	253.1
Other intangible assets, net	$ 1,698.9	$ (446.0)	$ 1,252.9	$ 1,686.3	$ (358.8)	$ 1,327.5

The remaining weighted-average amortization period of intangible assets subject to amortization as of December 31, 2023, follows (in years):

Customer relationships	14.3
Technology and intellectual property	8.4
Trade names and other	7.7
Total assets subject to amortization	13.8

Intangible assets subject to amortization as of December 31, 2023, will be amortized as follows:

(in millions)	2024	2025	2026	2027	2028	Thereafter
Estimated future amortization expense	$ 91.4	$ 90.7	$ 81.9	$ 76.2	$ 74.9	$ 583.6

The net carrying values of the Company's other intangible assets, net by reportable segment follows:

(in millions)	December 31, 2023	December 31, 2022
Carlisle Construction Materials	$ 121.1	$ 129.1
Carlisle Weatherproofing Technologies	1,127.6	1,192.2
Corporate	4.2	6.2
Total	$ 1,252.9	$ 1,327.5

Note 12—Accrued and Other Current Liabilities

(in millions)	December 31, 2023		December 31, 2022	
Customer incentives	$	112.7	$	122.9
Compensation and benefits		77.2		83.3
Standard product warranties		24.9		25.2
Income and other accrued taxes		19.9		8.1
Other accrued liabilities		58.2		50.8
Accrued and other current liabilities	$	292.9	$	290.3

Standard Product Warranties

The Company offers various standard warranty programs on its products, primarily for certain installed roofing systems and weatherproofing systems. The Company's liability for such warranty programs is included in accrued expenses. The change in the Company's standard product warranty liabilities follows:

(in millions)	2023		2022	
Balance as of January 1	$	25.2	$	26.0
Provision		15.0		10.3
Claims		(15.4)		(10.8)
Foreign exchange		0.1		(0.3)
Balance as of December 31	$	24.9	$	25.2

Note 13—Long-term Debt

(in millions)	December 31, 2023		December 31, 2022		Fair Value [1] December 31, 2023		December 31, 2022	
2.20% Notes due 2032	$	550.0	$	550.0	$	445.9	$	417.5
2.75% Notes due 2030		750.0		750.0		666.2		622.3
3.75% Notes due 2027		600.0		600.0		575.2		557.4
3.50% Notes due 2024		400.0		400.0		392.5		386.9
0.55% Notes due 2023		—		300.0		—		290.7
Unamortized discount, debt issuance costs and other		(10.6)		(17.2)				
Total long term-debt		2,289.4		2,582.8				
Less: current portion of debt		402.7		301.7				
Long term-debt, less current portion	$	1,886.7	$	2,281.1				

[1] The fair value is estimated based on current yield rates plus the Company's estimated credit spread available for financings with similar terms and maturities. Based on these inputs, debt instruments are classified as Level 2 in the fair value hierarchy.

2.20% Notes Due 2032

On September 28, 2021, the Company completed a public offering of $550.0 million in aggregate principal amount of unsecured senior notes with a stated interest rate of 2.20% due March 1, 2032 (the "2032 Notes"). The 2032 Notes were issued at a discount of $4.8 million, resulting in proceeds to the Company of $545.2 million. The Company incurred costs to issue the 2032 Notes of approximately $1.1 million, inclusive of credit rating agencies' and attorneys' fees and other costs. The discount and issuance costs are reflected within long-term debt on the Consolidated Balance Sheets and are amortized to interest expense using the effective interest method over the life of the 2032 Notes. Interest is payable each March 1 and September 1.

2.75% Notes Due 2030

On February 28, 2020, the Company completed a public offering of $750.0 million of unsecured senior notes with a stated interest rate of 2.75% due March 1, 2030 (the "2030 Notes"). The 2030 Notes were issued at a discount of $9.3 million, resulting in proceeds to the Company of $740.7 million. The Company incurred costs, primarily underwriting fees, to issue the 2030 Notes of approximately $6.5 million. Additionally in the first quarter of 2020, the Company entered into interest rate derivative instruments to hedge variability in future interest payments on the 2030 Notes of the 10-year US Treasury Rate ("treasury locks"), which were designated as hedges, and settled resulting in a loss of $16.4 million. The discount and issuance costs of $15.8 million are reflected net within long-term debt on the Consolidated Balance Sheets and the loss on treasury locks of $16.4 million is reflected in accumulated other comprehensive loss on the Consolidated Balance Sheets. These costs are amortized to interest expense over the life of the 2030 Notes using the effective interest method. Interest is paid each March 1 and September 1.

3.75% Notes Due 2027

On November 16, 2017, the Company completed a public offering of $600.0 million of notes with a stated interest rate of 3.75% due December 1, 2027 (the "2027 Notes"). The 2027 Notes were issued at a discount of $2.4 million, resulting in proceeds to the Company of $597.6 million. The Company incurred costs to issue the 2027 Notes of approximately $7.7 million, inclusive of underwriters', credit rating agencies' and attorneys' fees and other costs. The discount and issuance costs are amortized to interest expense over the life of the 2027 Notes. Interest is paid each June 1 and December 1.

3.5% Notes Due 2024

On November 16, 2017, the Company completed a public offering of $400.0 million of notes with a stated interest rate of 3.5% due December 1, 2024 (the "2024 Notes"). The 2024 Notes were issued at a discount of $0.4 million, resulting in proceeds to the Company of $399.6 million. The Company incurred costs to issue the 2024 Notes of approximately $4.5 million, inclusive of underwriters', credit rating agencies' and attorneys' fees and other costs. The discount and issuance costs are amortized to interest expense over the life of the 2024 Notes. Interest is paid each June 1 and December 1.

0.55% Notes Due 2023

On September 28, 2021, the Company completed a public offering of $300.0 million in aggregate principal amount of unsecured senior notes with a stated interest rate of 0.55% due September 1, 2023 (the "2023 Notes") and callable beginning on September 1, 2022. The 2023 Notes were issued at a discount of $2.6 million, resulting in proceeds to the Company of $297.4 million. The Company incurred costs to issue the 2023 Notes of approximately $0.6 million, inclusive of credit rating agencies' and attorneys' fees and other costs. Both the discount and issuance costs were amortized to interest expense over the life of the 2023 Notes. Interest was paid each March 1 and September 1.

On September 1, 2023, the Company redeemed in full the 2023 Notes at the redemption price of $300.8 million, consisting of the principal amount of $300.0 million and $0.8 million of interest.

Notes Terms and Redemption Features

The 2032, 2030, 2027, and 2024 Notes (collectively, the "Notes") are presented net of the related discount and debt issuance costs in long-term debt. The Notes may be redeemed at the Company's option, in whole or in part, plus accrued and unpaid interest, at any time prior to the dates stated below, at a price equal to the greater of (i) 100.0% of the principal amounts; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date on a semi-annual basis at the Treasury Rate plus a spread (noted below). The Notes may also be redeemed at any time after the dates noted below, in whole or in part, at the Company's option at 100.0% of the principal amount, plus accrued and unpaid interest.

Debt Instrument	Date	Spread
2.20% Notes due 2032	December 1, 2031	20 basis points
2.75% Notes due 2030	December 1, 2029	20 basis points
3.75% Notes due 2027	September 1, 2027	25 basis points
3.50% Notes due 2024	October 1, 2024	20 basis points

Upon a change-in-control triggering event, the Company will be required to offer to repurchase the Notes at 101.0% of the principal amount, plus accrued and unpaid interest.

The Notes are subject to the restrictive covenants and limitations contained in the Company's indenture dated January 15, 1997, as amended. The Notes are general unsecured obligations of the Company and rank equally with the Company's existing and future unsecured and unsubordinated indebtedness. The Notes are subordinate to any existing or future debt or other liabilities of the Company's subsidiaries.

Revolving Credit Facility

On February 5, 2020, the Company entered into the Company's Fourth Amended and Restated Credit Agreement administered by JPMorgan Chase Bank, N.A. to, among other things, extend the maturity date of the Facility (as defined below) from February 21, 2022, to February 5, 2025.

On September 14, 2021, the Company entered into a first amendment to the Fourth Amended and Restated Credit Agreement to, among other things, revise the referenced benchmark interest rates to provide for a successor interest rate to LIBOR due to the cessation of certain LIBOR rates as of December 31, 2021.

On June 15, 2023, the Company entered into a second amendment to the Company's Fourth Amended and Restated Credit Agreement (as amended, the "Facility") to implement, effective as of July 1, 2023, a replacement of the benchmark interest rates following the cessation of certain LIBOR rates. The benchmark rate for loans denominated in (i) U.S. dollars is Term SOFR, (ii) Canadian dollars is CDOR, (iii) sterling is SONIA, (iv) euros is EURIBOR and (v) yen is TIBOR.

The Facility provides for borrowings of up to $1.0 billion and has a feature that allows the Company to increase availability, at its option, by an aggregate amount of up to $500.0 million through increased commitments from existing lenders or the addition of new lenders. Under the Facility the Company may also enter into commitments in the form of standby, commercial, or direct pay letters of credit for an amount not to exceed $50.0 million.

The Facility provides for variable interest pricing based on the credit rating of the unsecured senior unsecured bank debt or other unsecured senior debt. The Facility is also subject to fees based on applicable rates as defined in the agreement and the aggregate commitment, regardless of usage. The Facility requires the Company to meet various restrictive covenants and limitations including certain leverage ratios, interest coverage ratios and limits on outstanding debt balances held by certain subsidiaries.

As of December 31, 2023, the Company had no borrowings and $1.0 billion available under the Facility. During 2023, borrowings and repayments under the Facility totaled $84.0 million, with a weighted average interest rate of 6.61%. During 2022, there were no borrowings or repayments under the Facility.

Covenants and Limitations

Under the Company's debt and credit facilities, the Company is required to meet various restrictive covenants and limitations, including limitations on certain leverage ratios, interest coverage and limits on outstanding debt balances held by certain subsidiaries. The Company was in compliance with all covenants and limitations as of December 31, 2023 and 2022.

Letters of Credit and Guarantees

During the normal course of business, the Company enters into commitments in the form of letters of credit and bank guarantees to provide its own financial and performance assurance to third parties. The Company has not issued any guarantees on behalf of any third parties. As of December 31, 2023, and 2022, the Company had $17.6 million and $15.8 million, in letters of credit and bank guarantees outstanding, respectively. The Company has multiple arrangements to obtain letters of credit, which include an agreement with an unspecified availability and separate agreements for up to $110.0 million in letters of credit, of which $92.4 million was available as of December 31, 2023.

Interest Payments

Cash payments for interest were $71.9 million, $82.9 million and $71.9 million in 2023, 2022 and 2021, respectively.

Note 14—Employee Benefit Plans

Defined Benefit Plans

The Company maintains defined benefit retirement plans, primarily for certain domestic employees, as presented below. All plans are frozen to new entrants, with the exception of the executive supplemental plan. Benefits are based primarily on years of service and earnings of the employee.

The significant assumptions used in the measurement of the projected benefit obligation and net periodic benefit cost primarily include the discount rate, rate of compensation increase and expected long-term return on plan assets. Weighted-average assumptions for the projected benefit obligation follows:

	December 31, 2023	December 31, 2022
Discount rate	4.8 %	5.0 %
Rate of compensation increase	3.8 %	3.8 %

Weighted-average assumptions for net periodic benefit cost follows:

	2023	2022	2021
Discount rate	5.1 %	2.6 %	2.2 %
Rate of compensation increase	3.8 %	3.8 %	3.8 %
Expected long-term return on plan assets	6.0 %	6.6 %	6.6 %

The weighted-average cash balance interest crediting rate for the Company's cash balance defined benefit plans was 4.0% for the years ended December 31, 2023, 2022 and 2021.

The Company considers several factors in determining the long-term rate of return for plan assets. Asset-class return expectations are set using a combination of empirical and forward-looking analyses. Capital market assumptions for the composition of the Company's asset portfolio are intended to capture the behavior of asset classes observed over several market cycles. The Company also looks to historical returns for reasonableness and appropriateness.

A reconciliation of the change in the projected benefit obligation, plan assets and the funded status follows:

(in millions)	2023	2022
Funded status		
Projected benefit obligation		
Balance as of January 1	$ 136.0	$ 170.0
Change in benefit obligation:		
Service cost	2.1	2.3
Interest cost	6.3	3.3
Plan amendments	—	0.2
Actuarial loss (gain)	3.5	(26.6)
Benefits paid	(13.6)	(13.2)
Balance as of December 31	$ 134.3	$ 136.0
Fair value of plan assets		
Balance as of January 1	$ 114.9	$ 149.2
Change in plan assets:		
Actual gain (loss) on plan assets	8.4	(24.6)
Company contributions	5.1	3.5
Benefits paid	(13.6)	(13.2)
Balance as of December 31	$ 114.8	$ 114.9
Unfunded status as of December 31	$ (19.5)	$ (21.1)
Accumulated benefit obligation as of December 31	$ 133.1	$ 134.8

The Company's projected benefit obligation includes approximately $20.0 million and $19.0 million related to the Company's executive supplemental and director defined benefit pension plans as of December 31, 2023 and 2022, respectively. The Company's accumulated benefit obligation includes approximately $18.7 million and $17.7 million related to the Company's executive supplemental and director defined benefit pension plans as of December 31, 2023 and 2022, respectively. The executive supplemental and director defined benefit plans have no plan assets and the Company is not required to pre-fund the obligations.

(in millions)	December 31, 2023		December 31, 2022	
Other long-term assets	$	0.4	$	—
Accrued and other current liabilities		(1.5)		(1.5)
Other long-term liabilities		(18.4)		(19.6)
Net pension liabilities	$	(19.5)	$	(21.1)

The amounts included in accumulated other comprehensive income (loss) that have not been recognized in net periodic pension cost follows:

(in millions)	December 31, 2023		December 31, 2022	
Unrecognized actuarial losses (gross)	$	51.3	$	49.2
Unrecognized actuarial losses (net of tax)		39.6		38.1
Unrecognized prior service costs (gross)		0.5		0.6
Unrecognized prior service costs (net of tax)		0.4		0.4

The components of net periodic benefit cost follows:

(in millions)	2023		2022		2021	
Service cost	$	2.1	$	2.3	$	3.0
Interest cost		6.3		3.3		2.8
Expected return on plan assets		(8.2)		(9.5)		(9.7)
Amortization of unrecognized net loss		1.3		5.0		6.2
Amortization of unrecognized prior service credit		0.1		—		0.1
Settlement expense		—		—		1.7
Net periodic benefit cost	$	1.6	$	1.1	$	4.1

The Company employs a liability driven investment approach whereby plan assets are invested primarily in fixed income investments to match the changes in the projected benefit obligation of funded plans related to changes in interest rates. Risk tolerance is established through careful consideration of projected benefit obligations, plan funded status and the Company's other obligations and strategic investments.

The established target allocation is 88.0% fixed income securities and 12.0% equity securities. Fixed income investments are diversified across U.S. treasury, long and intermediate duration and high yield bonds. Equity investments are diversified across large capitalization U.S. and international stocks. Investment risk is measured and monitored on an ongoing basis through investment portfolio reviews, annual projected benefit liability measurements and asset/liability studies.

The fair value measurement of the plans' assets by asset category follows:

(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)			
	December 31, 2023		December 31, 2022	
Cash	$	0.5	$	0.6
U.S. treasury bonds		21.8		30.1
Mutual funds:				
Equity mutual funds [1]		13.1		13.2
Fixed income mutual funds [2]		79.4		71.0
Total	$	114.8	$	114.9

[1] This category is comprised of investments in mutual funds that invest in equity securities such as large publicly traded companies listed in the S&P 500 Index; small to medium sized companies with market capitalization in the range of the Russell 2500 Index; and foreign issuers in emerging markets.

[2] This category is comprised of investments in mutual funds that invest in U.S. corporate fixed income securities, including asset-backed securities; high yield fixed income securities primarily rated BB, B, CCC, CC, C and D; and US dollar denominated debt securities of government, government related and corporate issuers in emerging market countries.

The Company made contributions of $5.1 million and $3.5 million during 2023 and 2022, respectively. Contributions of $1.5 million in both 2023 and 2022 pertain to the Company's executive supplemental and director defined benefit pension plans. This contribution covers current participant benefits as these plans have no plan assets. No minimum contributions to the pension plans were required in 2023 and 2022, however, discretionary contributions of

$3.6 million were made in 2023. During 2024, the Company expects to pay approximately $1.5 million in participant benefits under the executive supplemental and director plans.

A summary of estimated future benefits to be paid for the Company's defined benefit pension plans as of December 31, 2023, follows:

(in millions)	2024	2025	2026	2027	2028	2029-2033
Estimated benefit payments	$ 16.6	$ 13.6	$ 13.8	$ 13.3	$ 12.7	$ 54.5

Defined Contribution Plans

401K Plan

The Company maintains defined contribution savings plans covering a significant portion of its eligible employees. Participant contributions are matched by the Company up to a 4.0% maximum of eligible compensation, subject to compensation and contribution limits as defined by the Internal Revenue Service. Employer contributions for the savings plan were $19.9 million, $20.3 million, and $16.9 million in 2023, 2022 and 2021, respectively.

Matching contributions are invested in funds as directed by participants. Eligible participants may also elect to invest up to 50.0% of the Company's matching contribution in Company common stock. Common shares held by the contribution savings plan follows:

(in millions)	December 31, 2023	December 31, 2022	December 31, 2021
Common shares held	0.5	0.6	0.7

Deferred Compensation - Cash

The Company's Deferred Compensation Plan allows certain eligible participants to defer a portion of their cash compensation and provides a matching contribution to the deferred compensation plan of up to 4.0% of eligible compensation. Eligible participants may elect to receive in-service distributions of deferred compensation or may defer receipt of distributions until retirement via lump sum or annual payment installments over a maximum period of 10 years. Participants allocate their deferred compensation amongst various investment options with earnings accruing to the participant.

The Company has established a Rabbi Trust to provide for a degree of financial security to cover its obligations under the Deferred Compensation Plan. Contributions to the Rabbi Trust by the Company are made at the discretion of management and generally are made in cash and invested in money-market funds. The Company consolidates the Rabbi Trust and therefore includes the investments in its Consolidated Balance Sheets. As of December 31, 2023, and 2022, the Company had $4.4 million and $4.0 million of cash, respectively, and $11.5 million and $8.1 million of short-term investments, respectively. The short-term investments are measured at fair value using quoted market prices in active markets (i.e., Level 1 measurements) with changes in fair value recorded in net income and the associated cash flows presented as operating cash flows.

Workers' Compensation Claims and Related Losses

The Company maintains occurrence-based insurance coverage with certain insurance carriers in accordance with its risk management practices that provides for reimbursement of workers' compensation claims in excess of $0.5 million. The Company records a recovery receivable from the insurance carriers when such recovery is deemed probable based on the nature of the claim and history of recoveries. The liability related to workers' compensation claims, both those reported to the Company and those incurred but not yet reported, is estimated based on actuarial estimates, loss development factors and the Company's historical loss experience. A summary of the receivable and liability related to workers' compensation claims follows:

(in millions)	December 31, 2023	December 31, 2022
Other current assets	$ 0.3	$ 1.5
Other long-term assets	2.2	3.8
Total recovery receivable	$ 2.5	$ 5.3
Accrued and other current liabilities	$ 1.1	$ 0.8
Other long-term liabilities	13.4	13.6
Total workers' compensation liability	$ 14.5	$ 14.4

Note 15—Other Long-Term Liabilities

(in millions)	December 31, 2023		December 31, 2022	
Deferred taxes and other tax liabilities[1]	$	253.0	$	316.3
Operating lease liabilities[2]		34.8		40.4
Deferred compensation[3]		27.2		21.1
Pension and other post-retirement obligations[3]		19.5		21.3
Long-term workers' compensation[3]		13.4		13.6
Other		72.5		60.9
Other long-term liabilities	$	420.4	$	473.6

[1] Refer to Note 8 for additional deferred tax discussion.
[2] Refer to Note 16 for additional operating lease liabilities discussion.
[3] Refer to Note 14 for additional pension, deferred compensation and workers' compensation discussion.

Note 16—Commitments and Contingencies

Leases

Lease Costs, Assets and Liabilities

The Company has operating leases primarily for manufacturing facilities, warehouses, offices and certain equipment. These leases have remaining lease terms of one to nine years, some of which include one or more options to renew, with renewal terms that can extend the leases to one or 10 years or more. The components of lease cost follow:

(in millions)	2023		2022		2021	
Operating lease cost	$	21.2	$	19.6	$	17.6
Variable lease cost		5.5		4.4		3.0
Short-term lease cost		6.9		5.1		3.2
Total lease cost	$	33.6	$	29.1	$	23.8

A summary of lease assets and liabilities follows:

(in millions)	December 31, 2023		December 31, 2022	
Assets:				
Operating lease right-of-use assets[1]	$	50.4	$	51.1
Liabilities:				
Operating lease liabilities - current[2]		19.8		16.7
Operating lease liabilities - long-term[3]		34.8		40.4
Total lease liabilities	$	54.6	$	57.1

[1] Included in other long-term assets.
[2] Included in accrued and other current liabilities.
[3] Included in other long-term liabilities.

Maturity of lease liabilities as of December 31, 2023, follow:

(in millions)	2024		2025		2026		2027		2028		Thereafter		Total	
Lease payments	$	21.8	$	16.4	$	11.3	$	6.2	$	2.4	$	2.7	$	60.8
Less: imputed interest														(6.2)
Total lease liabilities													$	54.6

Lease Term and Discount Rate

	December 31, 2023	December 31, 2022
Operating leases:		
Weighted-average remaining lease term (in years)	3.5	4.4
Weighted-average discount rate	4.4 %	4.2 %

Supplemental Cash Flow Information

(in millions)	2023	2022	2021
Operating lease liabilities - cash paid	$ 19.9	$ 18.4	$ 15.6
Operating lease liabilities - right-of-use assets obtained	19.2	18.7	26.3

Litigation

Over the years, the Company has been named as a defendant, along with numerous other defendants, in lawsuits in various courts in which plaintiffs have alleged injury due to exposure to asbestos-containing friction products produced and sold predominantly by the Company's discontinued Motion Control business between the late-1940s and the mid-1980s and roofing products produced and sold by Henry Company LLC, which the Company acquired on September 1, 2021. The Company has been subject to liabilities for indemnity and defense costs associated with these lawsuits.

The Company has recorded a liability for estimated indemnity costs associated with pending and future asbestos claims. As of December 31, 2023, the Company believes that its accrual for these costs is not material to the Company's financial position, results of operations or operating cash flows.

The Company recognizes expenses for defense costs associated with asbestos claims during the periods in which they are incurred. Refer to Note 1 for the Company's accounting policy related to litigation defense costs.

The Company currently maintains insurance coverage with respect to asbestos-related claims and associated defense costs. The Company records the insurance coverage as a receivable in an amount it reasonably estimates is probable of recovery for pending and future asbestos-related indemnity claims. Since the Company's insurance coverage contains various exclusions, limits of coverage and self-insured retentions and may be subject to insurance coverage disputes, the Company may incur expenses for indemnity and defense costs and income from insurance recoveries in different periods, as such recoveries are recorded only if and when it becomes probable that such costs will be covered by insurance.

Henry has also been named as a defendant, along with numerous other defendants, in lawsuits in various courts in which plaintiffs have alleged injury due to exposure to asbestos-containing roofing products produced and sold by Henry and certain of its subsidiaries. Henry is subject to liabilities for indemnity and defense costs associated with these lawsuits. As of December 31, 2023, the Company believes such liabilities are not material to the Company's financial position, results of operations or operating cash flows. Henry currently maintains insurance coverage and is the beneficiary of other arrangements which provide coverage with respect to certain asbestos-related claims and associated defense costs. The Company records the insurance coverage as a receivable in an amount it reasonably estimates is probable of recovery for pending and future asbestos-related indemnity claims. Such insurance coverage contains various exclusions, limits of coverage and self-insured retentions and may be subject to insurance coverage disputes.

The Company is also involved in various other legal actions and proceedings arising in the ordinary course of business. In the opinion of management, the ultimate outcomes of such actions and proceedings, either individually or in the aggregate, are not expected to have a material adverse effect on the Company's financial position, results of operations or operating cash flows.

Note 17—Financial Instruments

Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts to hedge a portion of its foreign currency exchange rate exposure to forecasted foreign currency denominated cash flows. These instruments are not held for speculative or trading purposes.

A summary of the Company's designated and non-designated cash flow hedges follows:

(in millions)	December 31, 2023		December 31, 2022	
	Fair Value [1]	Notional Value	Fair Value [1]	Notional Value
Designated hedges	$ (0.9)	$ 26.6	$ 0.7	$ 17.5
Non-designated hedges	(0.6)	56.4	(0.2)	49.1

[1] The fair value of foreign currency forward contracts is included in other current assets. The fair value was estimated using observable market inputs such as forward and spot prices of the underlying exchange rate pair. Based on these inputs, derivative assets and liabilities are classified as Level 2 in the fair value hierarchy.

Designated Hedges

For instruments that are designated and qualify as a cash flow hedge, the Company had foreign currency forward contracts with maturities less than one year. The changes in the fair value of the contracts are recorded in accumulated other comprehensive income (loss) and recognized in the same line item as the impact of the hedged item, revenues or cost of sales, when the underlying forecasted transaction impacts earnings. Gains and losses on the contracts representing hedge components excluded from the assessment of hedge effectiveness are recognized in the same line item as the hedged item, revenues or cost of sales, currently.

Non-Designated Hedges

For instruments that are not designed as a cash flow hedge, the Company had foreign exchange contracts with maturities less than one year. The unrealized gains and losses resulting from these contracts were immaterial and are recognized in other non-operating expense, net and partially offset corresponding foreign exchange gains and losses on these balances.

Accumulated Other Comprehensive Income (Loss)

The changes in accumulated other comprehensive income (loss) by component follows:

(in millions)	Accrued post-retirement benefit liability	Foreign currency translation	Derivative contracts and other	Total
Balance as of January 1, 2021	$ (36.4)	$ (55.0)	$ (13.8)	$ (105.2)
Other comprehensive income (loss):				
Other comprehensive (loss) income before reclassifications	(7.3)	(50.4)	1.4	(56.3)
Amounts reclassified from accumulated other comprehensive income (loss)[1]	5.5	—	(1.8)	3.7
Other comprehensive loss	(1.8)	(50.4)	(0.4)	(52.6)
Balance as of December 31, 2022	(38.2)	(105.4)	(14.2)	(157.8)
Other comprehensive income (loss):				
Other comprehensive (loss) income before reclassifications	(2.9)	46.1	1.5	44.7
Amounts reclassified from accumulated other comprehensive income[1]	1.6	—	0.4	2.0
Other comprehensive (loss) income	(1.3)	46.1	1.9	46.7
Balance as of December 31, 2023	$ (39.5)	$ (59.3)	$ (12.3)	$ (111.1)

[1] The accrued post-retirement benefit liability reclassification pertains to the amortization of unrecognized actuarial gains and losses and prior service credits which is included in net periodic benefit cost. Refer to Note 14 for additional pension discussion.

Investment Securities

In accordance with its investment policy, the Company invests its excess cash from time-to-time in investment grade bonds and other securities to achieve higher yields. As of both December 31, 2023, and 2022 the Company had $19.8 million of investment grade bonds. The investment grade bonds are classified as available-for-sale and measured at fair value using quoted market prices in active markets (i.e., Level 1 measurements) with changes in fair value recorded in accumulated comprehensive income, until realized, and the associated cash flows presented as investing cash flows. The Company includes the investments within other current assets in its Consolidated Balance Sheets.

Other Financial Instruments

Other financial instruments include cash and cash equivalents, accounts receivable, net, accounts payable, accrued expenses and long-term debt. The carrying value for cash and cash equivalents, accounts receivable, net, accounts payable and accrued expenses approximates fair value because of its short-term nature and generally negligible credit losses (refer to Note 13 for the fair value of long-term debt).

Note 18—Quarterly Financial Data (Unaudited)

(in millions, except per share data)		First		Second		Third		Fourth		Year
					2023					
Revenues	$	892.6	$	1,307.0	$	1,259.8	$	1,127.5	$	4,586.9
Gross margin		271.2		477.2		466.1		419.7		1,634.2
Operating income		120.7		308.6		299.9		253.6		982.8
Income from continuing operations		83.6		226.7		216.9		191.7		718.9
Income (loss) from discontinued operations		18.1		(32.1)		48.7		13.8		48.5
Net income	$	101.7	$	194.6	$	265.6	$	205.5	$	767.4
Basic earnings per share:										
Income from continuing operations [1]	$	1.63	$	4.46	$	4.37	$	3.96	$	14.38
Income (loss) from discontinued operations [1]		0.36		(0.63)		0.98		0.29		0.97
Basic earnings per share [1]	$	1.99	$	3.83	$	5.35	$	4.25	$	15.35
Diluted earnings per share:										
Income from continuing operations [1]	$	1.61	$	4.42	$	4.32	$	3.91	$	14.22
Income (loss) from discontinued operations [1]		0.35		(0.63)		0.97		0.29		0.96
Diluted earnings per share [1]	$	1.96	$	3.79	$	5.29	$	4.20	$	15.18

[1] The sum of quarterly earnings per share amounts may not equal the year due to differences in weighted-average share calculation.

(in millions, except per share data)		2022				
		First	Second	Third	Fourth	Year
Revenues	$	1,240.2	$ 1,562.3	$ 1,497.0	$ 1,149.9	$ 5,449.4
Gross margin		434.8	561.2	514.5	355.5	1,866.0
Operating income		275.2	396.1	324.0	209.5	1,204.8
Income from continuing operations		191.0	280.7	233.3	153.0	858.0
Income from discontinued operations		2.6	20.8	21.4	21.2	66.0
Net income	$	193.6	$ 301.5	$ 254.7	$ 174.2	$ 924.0
Basic earnings per share:						
Income from continuing operations[1]	$	3.66	$ 5.41	$ 4.49	$ 2.97	$ 16.53
Income from discontinued operations[1]		0.05	0.40	0.41	0.40	1.27
Basic earnings per share[1]	$	3.71	$ 5.81	$ 4.90	$ 3.37	$ 17.80
Diluted earnings per share:						
Income from continuing operations[1]	$	3.61	$ 5.33	$ 4.42	$ 2.93	$ 16.30
Income from discontinued operations[1]		0.05	0.40	0.41	0.40	1.26
Diluted earnings per share[1]	$	3.66	$ 5.73	$ 4.83	$ 3.33	$ 17.56

[1]   The sum of quarterly earnings per share amounts may not equal the year due to differences in weighted-average share calculation.

Note 19—Subsequent Events

On January 30, 2024, the Company announced the signing of a definitive agreement to sell CIT to Amphenol Corporation in a transaction valued at $2.025 billion, subject to certain adjustments. The transaction is subject to customary closing conditions, including regulatory clearances, and is expected to close by the end of the second quarter of 2024.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a)   Evaluation of disclosure controls and procedures. Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation and as of December 31, 2023, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective.

Management has prepared a report on the Company's internal control over financial reporting in which management has determined that the Company's controls are effective. A copy of management's report is set forth below.

(b)   Changes in internal controls. During the fourth quarter of 2023, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

As discussed in Note 3 to the Consolidated Financial Statements in Item 8, the Company completed the acquisition of select assets of Polar Industries, Inc., Fox Transport, Inc. and LRH, LLC (collectively "Polar") on November 8, 2023. Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Polar, which represented less than 1% of total assets as of December 31, 2023, and revenues for the year then ended.

The Company's internal control over financial reporting has been audited by Deloitte & Touche LLP, whose report with respect to the effectiveness of internal control over financial reporting is included in Item 8.

Item 9B. Other Information.

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement as defined in item 408 of Regulation S-K, during the Company's fiscal quarter ended December 31, 2023.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

Item 10. Directors, Executive Officers and Corporate Governance.

The following table sets forth certain information relating to each executive officer of the Company, as furnished to the Company by the executive officers. Except as otherwise indicated each executive officer has had the same principal occupation or employment during the past five years.

Name	Age	Position with Company	Period of Service
D. Christian Koch	58	Chair of the Board since May 2020, Director, President and Chief Executive Officer since January 2016; President and Chief Operating Officer from May 2014 to December 2015; Group President, Carlisle Diversified Products from June 2012 to May 2014; President, Carlisle Brake & Friction from January 2009 to June 2012; President, Carlisle Asia-Pacific from February 2008 to January 2009.	February 2008 to date
Stephen P. Aldrich	43	Vice President, Chief Accounting Officer since August 2023; Vice President, Financial Planning & Analysis from March 2022 to August 2023; Vice President, Internal Audit from September 2018 to February 2022; Vice President of Finance, Carlisle Fluid Technologies from September 2015 to September 2018; Director of Financial Reporting from February 2014 to September 2015.	February 2012 to date
John E. Berlin	62	President, Carlisle Interconnect Technologies since February 1995.	January 1990 to date
Mehul S. Patel	45	Vice President, Investor Relations since August 2023; Vice President of Finance, Carlisle Weatherproofing Technologies from February 2022 to July 2023; Chief Financial Officer, Henry Company from November 2019 to February 2022.	September 2021 to date
Frank J. Ready	62	President, Carlisle Weatherproofing Technologies since February 2022; President and Chief Executive Officer, Henry Company from November 2014 to February 2022.	September 2021 to date
Stephen F. Schwar	61	President, Carlisle Construction Materials since February 2022; Senior Vice President of Sales and Marketing, Carlisle Construction Materials from October 2021 to February 2022; Vice President, Single Ply Sales from January 2019 to October 2021; Vice President, SynTec Sales from January 2017 to January 2019.	July 1984 to date
Scott C. Selbach	68	Executive Vice President, Secretary and General Counsel since January 2023; Vice President, Secretary and General Counsel from May 2018 to January 2023; Vice President, Corporate Development from April 2006 to May 2018.	April 2006 to date
David W. Smith	61	Vice President, Sustainability and Community Relations since October 2018	October 2018 to date
Lori A. Snyder	45	Vice President, Human Resources since January 2021; Vice President, Human Resources, Carlisle Construction Materials from May 2014 to January 2021.	August 2011 to date
Kevin P. Zdimal	53	Vice President, Chief Financial Officer since February 2022; Vice President, Corporate Development from May 2018 to February 2022, Vice President, Business Development from May 2016 to May 2018, Vice President and Chief Accounting Officer from May 2010 to May 2016.	September 1995 to date

The officers have been elected to serve at the pleasure of the Board of Directors of the Company. There are no family relationships between any of the above officers, and there is no arrangement or understanding between any officer and any other person pursuant to which he or she was selected as an officer.

Information required by Item 10 is incorporated by reference to the applicable information set forth under the captions "Proposal 1: Election of Directors" and "Corporate Governance" in the Company's definitive proxy statement that is expected to be filed with the Securities and Exchange Commission no later than 40 days before the Company's Annual Meeting of Stockholders to be held on May 1, 2024 (the "Proxy Statement").

Item 11. Executive Compensation.

Information required by Item 11 is incorporated by reference to the applicable information set forth under the captions "Director Compensation," "Compensation Discussion and Analysis" and "Compensation Tables and Other Matters" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Security Ownership of Certain Beneficial Owners and Management

Information required by Item 12 is incorporated by reference to the applicable information set forth under the caption "Security Ownership" in the Proxy Statement.

Securities Authorized for Issuance under Equity Compensation Plans

The number of securities to be issued upon the exercise of equity awards under the Company's equity compensation plans, the weighted average exercise price of the options and the number of securities remaining for future issuance as of December 31, 2023, follows:

(in millions, except per share amounts)	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by equity security holders	1.8 [1]	$ 199.79	1.4
Equity compensation plans not approved by equity security holders	—	n/a	—
Total	1.8	$ 199.79	1.4

[1] Includes shares of our common stock issuable upon the vesting of 0.1 million restricted stock awards and 0.2 million performance share units at maximum performance levels. These awards are not reflected in column (b) because they do not have an exercise price.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by Item 13 is incorporated by reference to the applicable information set forth under the caption "Corporate Governance" in the Proxy Statement.

Item 14. Principal Accounting Fees and Services.

Information required by Item 14 is incorporated by reference to the applicable information set forth under the caption "Proposal 6: Ratification of the Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1).   Financial statements required by Item 8 are as follows:

Consolidated Statements of Income and Comprehensive Income, years ended December 31, 2023, 2022 and 2021	37
Consolidated Balance Sheets, December 31, 2023 and 2022	38
Consolidated Statements of Cash Flows, years ended December 31, 2023, 2022 and 2021	39
Consolidated Statements of Stockholders' Equity, years ended December 31, 2023, 2022 and 2021	40
Notes to Consolidated Financial Statements	41

(a)(2).   Financial Statement Schedules:

Included in Item 8, as applicable.

(a)(3).   Exhibits applicable to the filing of this report are listed in the following exhibit index.

Carlisle Companies Incorporated

Exhibit Index

Exhibit Number	Exhibit Title	Filed with this Form 10-K	Incorporated by Reference	
			Form	Date Filed
2.1*	Equity Purchase Agreement, dated June 14, 2023, by and among Carlisle Companies Incorporated, Carlisle Intermediate Holdings, Inc., Carlisle, LLC, Carlisle International, LLC, Carlisle International Holdings Ltd, Carlisle Global II Limited, Carlisle Holdings GmbH and LSF12 Donnelly Bidco, LLC.		8-K	6/16/2023
3.1	Amended and Restated Certificate of Incorporation of Carlisle Companies Incorporated.		8-K	5/5/2022
3.2	Amended and Restated Bylaws of Carlisle Companies Incorporated.		8-K	5/5/2022
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.	X		
4.2	Form of Trust Indenture between the Company and Fleet National Bank.		S-3	11/26/1996
4.3	First Supplemental Indenture, dated as of August 18, 2006.		8-K	8/18/2006
4.4	Second Supplemental Indenture, dated as of December 9, 2010.		8-K	12/10/2010
4.5	Third Supplemental Indenture, dated as of November 20, 2012.		8-K	11/20/2012
4.6	Fourth Supplemental Indenture, dated as of February 28, 2020.		8-K	2/28/2020
4.7	Fifth Supplemental Indenture, dated as of September 28, 2021.		8-K	9/28/2021
4.8	Form of 3.50% Unsecured Senior Notes due 2024.		8-K	11/16/2017
4.9	Form of 3.75% Unsecured Senior Notes due 2027.		8-K	11/16/2017
4.10	Form of 2.75% Unsecured Senior Notes due 2030.		8-K	2/28/2020
4.11	Form of 2.20% Unsecured Senior Notes due 2032.		8-K	9/28/2021
10.1**	Carlisle Companies Incorporated Incentive Compensation Program, as amended and restated effective January 1, 2022.		8-K	5/5/2022
10.2**	Form of Nonqualified Stock Option Agreement for grants to executive officers.		10-K	2/17/2022
10.3**	Form of Restricted Share Agreement for grants to executive officers.		10-K	2/17/2022
10.4**	Form of Restricted Share Agreement for retention award grants to executive officers.		10-K	2/17/2022
10.5**	Form of Performance Share Agreement for grants to executive officers.		10-K	2/17/2022
10.6**	Form of Restricted Stock Unit Agreement for grants to non-employee directors.		10-K	2/17/2022
10.7**	Form of Restricted Share Agreement for grants to non-employee directors.		10-K	2/17/2022
10.8**	Nonqualified Deferred Compensation Plan, as amended and restated effective January 1, 2022.		8-K	2/10/2022
10.9	Nonqualified Benefit Plan Trust, dated as of February 2, 2010, by and between the Company and Wachovia Bank, National Association.		10-Q	4/27/2010
10.10**	Deferred Compensation Plan for Non-Employee Directors, as amended and restated effective May 6, 2020.		10-Q	7/23/2020
10.11**	Supplemental Pension Plan, as amended and restated effective January 1, 2019.		10-Q	4/25/2019
10.12**	Form of Executive Severance Agreement with D. Christian Koch, John E. Berlin and Scott C. Selbach.		10-K	2/27/2009
10.13**	Form of Executive Severance Agreement with executive officers.		8-K/A	4/12/2017
10.14	Fourth Amended and Restated Credit Agreement, dated as of February 5, 2020, by and among the Company, Carlisle LLC, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.		8-K	2/7/2020

Carlisle Companies Incorporated

Exhibit Index

Exhibit Number	Exhibit Title	Filed with this Form 10-K	Incorporated by Reference	
			Form	Date Filed
10.15	Amendment No. 1 to Fourth Amended and Restated Credit Agreement, dated as of September 14, 2021, by and among the Company, Carlisle, LLC, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.		10-Q	10/26/2021
10.16	Amendment No. 2 to Fourth Amended and Restated Credit Agreement, dated as of June, 15, 2023, by and among Carlisle Companies Incorporated, Carlisle, LLC, JPMorgan Chase Bank, N.A., as administrative agent and the lenders party thereto.		10-Q	7/27/2023
21.1	Subsidiaries of the Registrant.	X		
23.1	Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP.	X		
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).	X		
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).	X		
32.1	Section 1350 Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X		
97.1	Carlisle Companies Incorporated Policy for the Recovery of Erroneously Awarded Compensation	X		
101.INS	Inline XBRL Instance	X		
101.SCH	Inline XBRL Taxonomy Extension Schema	X		
101.CAL	Inline XBRL Taxonomy Extension Calculation	X		
101.LAB	Inline XBRL Taxonomy Extension Labels	X		
101.PRE	Inline XBRL Taxonomy Extension Presentation	X		
101.DEF	Inline XBRL Taxonomy Extension Definition	X		
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)	X		

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.

** Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.

Item 16. Form 10-K Summary.

Not applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLISLE COMPANIES INCORPORATED

By: /s/ Kevin P. Zdimal
_____
Kevin P. Zdimal, *Vice President and*
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ D. Christian Koch	/s/ Robin J. Adams
D. Christian Koch, *Director,*	Robin J. Adams, *Director*
Chair, President and Chief Executive Officer	
(Principal Executive Officer)	
/s/ Kevin P. Zdimal	/s/ Robert G. Bohn
Kevin P. Zdimal, *Vice President and*	Robert G. Bohn, *Director*
Chief Financial Officer	
(Principal Financial Officer)	
/s/ Stephen P. Aldrich	/s/ Jonathan R. Collins
Stephen P. Aldrich, *Vice President and*	Jonathan R. Collins, *Director*
Chief Accounting Officer	
(Principal Accounting Officer)	/s/ James D. Frias
	James D. Frias, *Director*
	/s/ Maia A. Hansen
	Maia A. Hansen, *Director*
	/s/ C. David Myers
	C. David Myers, *Director*
	/s/ Gregg A. Ostrander
	Gregg A. Ostrander, *Director*
	/s/ Corrine D. Ricard
	Corrine D. Ricard, *Director*
	/s/ Jesse G. Singh
	Jesse G. Singh, *Director*

February 16, 2024